4/1


04024130

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hang Seng Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1747 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/6/04





恒生銀行
HANG SENG BANK











Our thanks go to…

目錄　Contents

恒生於二零零三年慶祝成立七十周年，特此向各股東、客戶、員工及友好表示感謝。全賴各界多年來的支持，恒生始能有今天的成就。「感謝」兩字雖然簡單，但卻表達本行由衷的謝意。本行今年的年報以「感謝」為主題，表示我們珍視各界的支持。

With Hang Seng celebrating its 70th anniversary in 2003, we want to say **Thank You** to our various stakeholders. These two simple but heartfelt words express our deep gratitude and appreciation to the people who have helped make the Bank the success it is today. The illustrative theme of this year's annual report acknowledges those who support us as well as how highly we value them.

本行簡介

恒生銀行以市值計為香港特別行政區第二大上市銀行，並為超逾三分之一的香港市民提供服務。於二零零三年十二月三十一日，本行之市值為港幣一千九百五十億元。「恒生」二字寓意「永恒生長」。

本行主要在香港及中國內地發展業務，並致力為股東增值，及滿足客戶需求。本行以優質服務配合先進科技，為客戶提供一應俱全的理財產品。

本行於二零零三年慶祝成立七十周年。

本行為滙豐集團主要成員之一，該集團乃全球其中一家最大的銀行及金融服務機構。本行的股份亦於倫敦掛牌買賣。本行並透過紐約銀行在美國向投資者提供第一級贊助形式的美國預託證券計劃。

Corporate Profile

Hang Seng Bank, whose name in Chinese means 'ever-growing', is the second-largest listed bank in the Hong Kong Special Administrative Region by market capitalisation (HK$195 billion at 31 December 2003). It serves more than one-third of the territory's population.

The Bank, whose business focus is Hong Kong and mainland China, is committed to increasing shareholder value and satisfying customer needs. It provides a comprehensive product range supported by premium services and advanced technology.

In 2003, Hang Seng celebrated its 70th anniversary.

Hang Seng is a principal member of the HSBC Group, one of the world's largest banking and financial services organisations. Its shares are also traded in London and it offers investors in the United States a Sponsored Level-1 American Depositary Receipts Programme through the Bank of New York.

業績簡報 Results in Brief

業績簡報	Results in Brief	2003	2002 重新列示* restated*	變動 Change
全年結算	**For the year**	**HK$M**	HK$M	%
扣除準備金前之營業溢利	Operating profit before provisions	**11,475**	11,255	2.0
營業溢利	Operating profit	**10,683**	10,684	–
除税前溢利	Profit before tax	**11,137**	11,242	-0.9
股東應得之溢利	Attributable profit	**9,539**	9,920	-3.8
每股計	**Per share**	**HK$**	HK$	%
每股盈利	Earnings per share	**4.99**	5.19	-3.9
每股股息	Dividends per share	**4.90**	5.40#	-9.3
於年結日	**At year-end**	**HK$M**	HK$M	%
股東資金	Shareholders' funds	**39,641**	43,085	-8.0
總資產	Total assets	**502,959**	474,654	6.0
比率	**Ratios**	**%**	%	
全年結算	*For the year*			
平均股東資金回報率	Return on average shareholders' funds	**23.4**	23.1	
成本對收入比率	Cost:income ratio	**25.4**	25.4	
平均流動資金比率	Average liquidity ratio	**46.2**	44.4	
於年結日	*At year-end*			
總資本比率†	Total capital ratio†	**13.2**	14.2	
第一級資本比率†	Tier 1 capital ratio†	**11.3**	11.9	

*二零零二年之若干數字,因本行採納香港會計實務準則第十二號(修訂)「利得税項」而重新列示。詳情列於第一百零九頁之附註2「會計政策之變動」項下。

**Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 2 "Change in accounting policy" on page 109.*

 # 包括特別中期股息每股港幣五角。

 # Including special interim dividend of HK$0.50 per share.

† 資本比率已根據香港金融管理局之監管政策手冊內有關指引計及市場風險。

† The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.

		1999	2000	2001	2002 重新列示* restated*	**2003**
全年結算	**For the year**	HK$BN	HK$BN	HK$BN	HK$BN	**HK$BN**
營業溢利	Operating profit	9.6	11.3	11.1	10.7	**10.7**
除稅前溢利	Profit before tax	9.8	11.7	11.5	11.2	**11.1**
股東應得之溢利	Attributable profit	8.3	10.0	10.1	9.9	**9.5**
於年結日	**At year-end**	HK$BN	HK$BN	HK$BN	HK$BN	**HK$BN**
股東資金	Shareholders' funds	44.4	45.9	45.1	43.1	**39.6**
實收股本	Issued and paid up capital	9.6	9.6	9.6	9.6	**9.6**
總資產	Total assets	442.1	500.8	474.8	474.7	**503.0**
每股計	**Per share**	HK$	HK$	HK$	HK$	**HK$**
每股盈利	Earnings per share	4.35	5.24	5.29	5.19	**4.99**
每股股息	Dividends per share	8.20#	4.80	4.90	5.40#	**4.90**
比率	**Ratios**	%	%	%	%	**%**
除稅後平均股東資金回報率	Post-tax return on average shareholders' funds	17.1	22.7	23.0	23.1	**23.4**
除稅後平均總資產回報率	Post-tax return on average total assets	1.9	2.1	2.1	2.1	**2.0**
資本比率	Capital ratios					
－總比率†	– Total ratio†	17.3	15.3	15.3	14.2	**13.2**
－第一級比率†	– Tier 1 ratio†	13.3	11.9	12.3	11.9	**11.3**
成本對收入比率	Cost:income ratio	25.3	24.4	26.3	25.4	**25.4**

二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得稅項」而重新列示。詳情列於第一百零九頁之附註2「會計政策之變動」項下。

**Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 2 "Change in accounting policy" on page 109.*

 # 包括二零零二年特別中期股息每股港幣五角（一九九九年：每股港幣四元一角）。

 # Including special interim dividend of HK$0.50 per share for 2002 (1999: HK$4.10 per share).

† 資本比率已根據香港金融管理局之監管政策手冊內有關指引計及市場風險。

† The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.

業績
Results


港幣十億元
HK$BN
12
10
8
6
4
2
99 00 01 02 03
股東應得之溢利
Attributable Profit
營業溢利
Operating Profit

總資產及股東資金
Total Assets and Shareholders' Funds


港幣十億元
HK$BN
百分率
In Percentage
600
500
400
300
200
100
25
20
15
10
5
99 00 01 02 03
總資產
Total Assets
股東資金
Shareholders' Funds
除稅後平均股東資金回報率
Post-tax Return on Average Shareholders' Funds

每股盈利及股息
Per Share Earnings and Dividends


港元
HK$
10
8
6
4
2
99 00 01 02 03
每股股息
Dividends per share
每股特別中期股息
Special Interim Dividends per share
每股盈利
Earnings per share

本人欣然報告，在一九九九年一月一日至二零零三年十二月三十一日期間，本行超標完成將股東回報增加一倍之「增值管理」目標。本行之股東總回報率（以股價升值及股息再投資合併計算）達百分之一百零六點三。

此項股東總回報率，遠高於同期恒生指數成份股百分之四十六點二之平均回報率。

在此五年間，本行股東之實際增值達港幣一千四百零七億元。

本行致力成為內地主要外資銀行之目標，於二零零三年取得重大進展。本行於十二月簽訂協議，以現金人民幣十七億二千六百萬元，購入興業銀行股份有限公司經擴大股本之百分之十五點九八股權，令本行之發展進入一個新里程。此項入股協議須待有關監管機構之正式批准方可作實。

因此項交易，本行將成為入股內地銀行所涉及金額最大及股權比例最高之外資銀行，恒生亦成為首家入股內地銀行超過百分之十五股權之外資銀行。

興業銀行在全國設有超過二百四十個營業點，與該銀行建立夥伴關係，對增加本行在內地的發展業務機會大有幫助。

二零零三年三月三日，乃本行成立七十周年紀慶。本行的紀慶標語－「優質服務七十年」，突顯本行一貫致力提供優質服務，以期超越客戶股東期望之承諾。

恒生有今日的成就，實有賴各位股東、客戶、同事和各界的愛護與支持，本人謹此致謝。他們對本行的鼎力支持和信賴，令本行能夠不斷茁壯地成長。

業績概要

雖然二零零三年香港經濟備受「沙士」疫症爆發的影響，但恒生的業績仍然平穩。股東應得溢利較二零零二年下跌百分之三點八，為港幣九十五億三千九百萬元。然而，若撇除是年度利得稅率增加，以及二零零二年有大額之一般準備撥回之影響，股東應得溢利實有百分之零點七之升幅。

每股盈利下跌百分之三點九，為港幣四元九角九仙。平均股東資金回報率創下新高，達百分之二十三點四，而上年則為百分之二十三點一。

鑑於本行之資產負債穩健及業務根基雄厚，董事會宣佈派發第三次中期股息每股港幣一元八角，並將於二零零四年三月二十五日派發。鑑於股息收入對股東日益重要，本行已自二零零四年一月起，實施每季派息計劃。

連同第三次中期股息，二零零三年之每股派息合共港幣四元九角，而二零零二年則為每股港幣五元四角。二零零二年之全年股息，包括了本行為慶祝七十周年而派發之特別中期股息每股港幣五角。

是年度派發之全年股息，佔全年度股東應得溢利百分之九十八。

展望

在本地消費及外貿轉佳的情況下，二零零四年香港的經濟復甦步伐亦將加快。但財赤及失業率高企等結構性問題仍是隱憂，須得到解決方能保持經濟增長動力。

恒生對二零零四年的經營環境審慎樂觀。雖然經濟持續向好，政府亦積極促進內地與香港的經濟融合，惟經營環境依然困難，銀行業仍然面對客戶要求不斷提升、貸款需求疲弱及息差收窄等各種挑戰。

本行會繼續致力為股東爭取回報，向客戶提供優質服務，達成他們的理財目標，同時亦會為員工締造理想的工作環境，俾能各展所長，回饋社會，共享成果。

感謝各位股東！

為投報股東的信賴，本行積極為股東提高可觀的回報。
在一九九九年至二零零三年之五年期間，本行之股東總回報
為百分之一百零六點三，或港幣一千四百零七億元。


Thank You




















恒生為超過三分之一的香港市民提供服務，為其首選理財夥伴。本行會致力與客戶建立深厚的關係，並推出嶄新的產品及服務。

內地及香港之「更緊密經貿關係安排」帶來大量商機，為協助客戶掌握機會，本行正積極在經濟迅速增長的珠三角及長三角一帶拓展業務。

員工是本行賴以成功的寶貴資產。儘管過去一年充滿挑戰，但員工仍一貫努力不懈，貢獻良多，本行深為感謝。

在本行之獎勵制度下，表現出色的員工會獲得認同。本行於三月發放與業績掛鈎之獎勵金。年內，本行若干員工根據滙豐集團之有關股份計劃獲發放獎勵。此外，合資格的員工亦有參與滙豐控股之儲蓄優先認股計劃。

董事會同寅的英明指導，本行仰仗良多，本人謹致衷心謝忱。彭世文先生由於獲委出任HSBC North America之新職，於二零零三年四月二十三日請辭本行董事職務。本行對其貢獻深表感謝。香港上海滙豐銀行有限公司財務總監簡善恒先生，於五月二十二日獲委任為本行董事。

恒生是一家財務實力雄厚，高瞻遠矚的銀行，專注發展香港及內地業務，並已成為一個信譽昭著的品牌。本行會繼續致力提供卓越服務，以期為股東增值，並爭取更佳業績，提升市場地位。

在二零零四至二零零八之未來五年內，本行會以新策略計劃為綱，致力增加每股盈利，以及控制成本對收入比率，提高營運效益。

艾爾敦

董事長

香港 二零零四年三月一日



感謝各位員工！

本行的員工勤奮盡責，以專業知識為客戶提供優質服務，助本行邁向成功。

一月 恒生之全資附屬公司恒指服務有限公司推出由三隻新指數組成之恒生流通精選系列。

三月 恒生在三月三日慶祝七十周年紀念。

五月 恒生推出總金額港幣七千五百萬元之紓解財困措施，以減輕「沙士」對個人及各行業的影響，以及鼓勵本地消費。

六月 恒生推出「逍遙集」，為退休及即將退休人士提供全面的理財服務，並包括各式各樣度身設計趣味活動及優惠。

七月 恒生推出網上基金超級市場，為客戶提供一應俱全的網上投資服務。

八月 恒生第五間內地分行於南京開幕。

九月 恒生推出商業綜合戶口，為中小企業提供全面商業理財服務，助其拓展業務。

恒生之全資附屬公司恒指服務有限公司開始提供恒生指數系列之成交額。

十月 恒生為有意根據香港特區政府「資本投資者入境計劃」而投資定居香港之客戶提供個人銀行服務。

恒生於上海浦西淮海中路開設首間內地支行。

廣州分行推出人民幣服務。

上海分行獲中國銀行業監督管理委員會批准經營人民幣業務。

十一月 恒生由二零零四年一月開始實施每季派息計劃，宣佈派發截至二零零三年十二月三十一日止年度之第二次中期股息每股港幣一元正。

十二月 首隻追蹤恒生中國企業指數的「交易所買賣基金」在香港聯合交易所上市。

恒生簽訂協議，以現金人民幣十七億二千六百萬元，購入興業銀行股份有限公司經擴大股本之百分之十五點九八股權。有關入股協議須待有關監管機構及興業銀行股東之正式批准方可作實。

在一九九九年至二零零三年十二月三十一日期間，恒生之股東總回報達百分之一百零六點三。


優質服務七十年
70 YEARS OF EXCELLENCE

恒生於二零零三年三月三日慶祝七十周年紀念。

業務網絡

除香港之外，本行專注發展內地業務，並且增長迅速。本行現時之內地行所及附屬公司代表處數目已增至五間分行、一間支行，以及五間代表處，分佈七個城市。本行與興業銀行建立策略夥伴關係，對提高內地的業務發展機會大有幫助。


北京代表處
上海分行
上海支行
恒生證券有限公司上海代表處
南京分行
福州分行
廈門代表處
台北辦事處
廣州分行
澳門分行
香港
深圳分行

[illegible]保險有限公司深圳代表處

[illegible]投資管理有限公司深圳代表處

香港

60 間分行及自助理財中心

60 間「優越」理財中心

412 部自動櫃員機

於二零零三年，本行專注加強客戶服務，提高營運效率，配合審慎之管理，繼續為股東增值。

由於更多客戶使用本行之多元化個人銀行服務產品，令非利息收入增加，並首次超過本行總營業收入的三分之一。

本行致力加強商業銀行配套服務。中小型企業向為本地經濟的重要支柱，而本行乃全港超過三分之一中小型企業之往來銀行，年內該等客戶之貸款增加達百分之三十三點七。

此外，本行存款、客戶貸款、貿易融資及住宅按揭業務之市場佔有率均有增長。

總資產上升百分之六，達到港幣五千零三十億元，創本行歷年之紀錄。於二零零三年底，本行管理之資金增加百分之四十二點五，達港幣五百七十九億元。

內地業務方面，本行正積極在經濟迅速增長的珠三角及長三角一帶拓展分行網絡及業務。本行較早前宣佈已簽訂協議，購入興業銀行股份有限公司經擴大股本百分之十五點九八股權，乃本行同時透過建立合作夥伴關係及本身業務發展以開拓內地業務的計劃一部份。

另外，本行獲《亞洲貨幣》雜誌及《財資》雜誌評選為「最佳本地商業銀行」，反映本行的管理質素得到認同。

財務概況

在二零零三年，銀行業繼續面對客戶期望不斷提高、信貸需求疲弱及息差收窄等種種挑戰。

在此環境下，扣除準備金前之營業溢利較二零零二年上升百分之二，達港幣一百一十四億七千五百萬元。

其他營業收入增長百分之二十一點四，達港幣五十一億九千八百萬元，佔總營業收入百分之三十三點八，為歷年之冠，而二零零二年則為百分之二十八點四。來自理財服務包括投資及保險服務之收入亦大幅上升百分之三十八點七，達港幣二十五億四千萬元，佔其他營業收入總額百分之四十八點九。

在利率低企之環境下，淨利息收入下跌百分之五點八，為港幣一百零一億七千九百萬元。

營業支出增加百分之一點八，主要為配合本行擴展內地分行網絡，以及產品之宣傳及推廣。在收入增長較快及嚴謹控制成本之情況下，成本對收入比率維持於百分之二十五點四，在銀行業中仍屬最低者之一。股東應得溢利以每名員工人均計，達港幣一百三十一萬元，反映本行之高成本效益。

呆壞賬淨提撥為港幣七億九千二百萬元，增加百分之三十八點七。此乃由於在二零零二年底曾有港幣三億三千萬元之一般準備撥回，以確認本行在貸款之潛在虧損減少。特殊準備為港幣七億九千八百萬元，減少百分之十一點四，主要反映年內為新呆壞賬戶口提撥及原有呆壞賬戶口增加之特殊準備下降。

客戶存款為港幣四千三百九十九億元，增加百分之六點三。客戶貸款（已扣除懸欠利息及準備金）為港幣二千二百九十五億元，上升百分之二點二，增長主要來自工商業及金融業貸款。

由於政府停止「居者有其屋計劃」，令此方面及與其他政府之置屋計劃有關貸款下跌百分之十三點二。撇除該等貸款，個人貸款上升百分之零點八。隨着二零零三年下半年物業市道好轉，住宅按揭貸款增加百分之一點七。

本行貿易融資上升百分之十六點一。

感謝 各位長期個人顧客！

他們不少經已惠顧本行數十載。本行提供多元化的增值理財產品，協助他們達成理財目標。


感謝支持

感謝新一代的網上客戶！

本行透過既安全，又方便的網上銀行服務，與三十三萬七千名個人客戶，以及一萬三千個商業客戶互相聯繫。


Hang Seng Bank Limited
Thank You

業務發展

本行善用龐大的客戶基礎及優質服務，為客戶提供適切及增值產品，以滿足客戶之需要。

個人銀行業務仍為本行盈利主要來源，佔除稅前溢利港幣一百一十一億三千七百萬元的百分之五十點六。此方面業務之除稅前溢利錄得百分之一點四之增幅。

本行之個人客戶關係管理乃以市場分層為基礎，因應客戶的不同人生階段及生活方式提供所需服務。

本行之綜合戶口成為提供服務之主要平台。去年六月本行推出「逍遙集」，吸納已退休及準備退休之客戶，為彼等提供全面之理財服務，消閒活動及多項優惠。

投資服務及保險業務之收入，分別增加百分之二十九點八及百分之一百零九點四。

本行拓展多元化個人銀行服務產品，首隻追蹤恒生中國企業指數表現之交易所買賣基金－恒生H股指數上市基金，於去年十二月在香港聯合交易所上市。

在零售投資市場方面，本行乃具領導地位之基金分銷商。於二零零三年，恒生精選基金系列共推出四十隻新投資基金，令基金總數達到九十隻，其中包括六十九隻保本基金，其數目為全港保本基金系列之冠。此外，本行亦向客戶提供超過四百隻由其他大型基金公司管理之基金。

受惠於去年下半年股市轉趨活躍，本行之證券買賣交易額增加百分之七十七。

「沙士」疫症過後，本港市民更加意識到購買保險之重要。本行於二零零四年一月推出多項保險新產品，包括恒生「歲歲健康」醫療保健計劃。這項計劃可為退休及準備退休之人士提供醫療保障，開創本港同類保險計劃之先河。

於二零零三年，恒生人壽之新敍做人壽保險業務數字在業內排名第五，較二零零二年上升一級，市場佔有率達百分之七點七。

信用卡消費於二零零三年上升百分之二點八。本行信用卡業務之全年撇賬率下降至百分之七點七，而根據香港金融管理局之統計，本港金融機構之信用卡整體撇賬率為百分之十點零二。

本行於上月為訪港及前往內地之旅客推出人民幣服務，以配合彼等之需求。

為配合政府於二零零三年推出的「資本投資者入境計劃」，本行亦為該等有意投資定居香港之客戶提供個人銀行服務。

本行加強利用互聯網作為維繫客戶關係及進行交易之平台，藉以改善客戶服務及降低交易成本。截至二零零三年年底，超過三十三萬七千名客戶登記使用本行個人網上銀行服務，較一年前上升百分之三十三點六。

本行推出網上基金超級市場，向客戶提供一應俱全的網上投資服務。

於十二月，網上交易佔本行總交易數目百分之二十三點一，而經網上進行之證券買賣交易則佔總證券交易數目百分之五十二點九。

商業銀行業務之溢利，佔本行除稅前溢利百分之十點六。此方面業務於二零零三年之除稅前溢利上升百分之六，而客戶貸款則錄得百分之十九點一增幅。

隨着本港對外貿易改善，以中型市場及小型企業為對象之商業銀行業務因而受惠。

於去年十二月，本行在澳門開設首間分行，主要為於當地有業務之客戶提供貿易融資服務。

本行加強與具發展潛力之行業及商會促進關係，以擴大中小型企業客戶基礎。本行在十一間商務理財中心有超過一百名商務客戶經理為中小型企業客戶提供服務。

本行推出商業綜合理財戶口，為中小型企業客戶提供更方便之全面理財服務。

截至去年底，登記使用商業網上銀行服務之客戶已增至超過一萬三千名。

雖然信貸需求疲弱，工商及金融機構貸款仍增加百分之五點三。有關業務之溢利佔本行除税前溢利之百分之六點九。

由於企業貸款息差受壓，以及信貸便利收入減少所影響，工商及金融機構業務之除税前溢利下降百分之十八點一。

財資業務除税前溢利大幅增長百分之十四點六，佔本行除税前溢利百分之二十點四。

財資業務之其他營業收入上升百分之四十五點四，主要由於推出多項金融市場新產品，令來自外滙業務之溢利及客戶服務方面之收入增加。

年內有較多資金由同業拆放調撥作資金市場投資，以增加利息收益，而定息債務證券組合則在低息之環境下繼續受惠。

內地業務

本行致力擴展內地業務。較早前宣佈簽訂協議，購入興業銀行股份有限公司經擴大股本百分之十五點九八股權，將可與本行之分行網絡互相補足。

根據有關協議，在內地有關法規容許時，本行將與興業銀行成立合資公司，發展信用卡及無抵押個人消費信貸業務。

本行亦會竭力協助客戶把握由「更緊密經貿關係安排」帶來之商機。

本行之內地網絡已增至五間分行、一間支行及兩間代表處，分佈於七個城市。

於長江三角洲一帶拓展業務乃本行發展計劃之一。本行已在南京開設第五間內地分行，在上海浦西開設一間支行，同時亦向有關當局提出申請，將北京代表處升格為分行。

本行提供綜合跨境服務，以加深與商業客戶之關係以及加強與本地公司客戶的連繫。

於二零零三年，本行內地分行之貸款總額增長百分之七十六點七，達港幣三十八億元。

本行之廣州分行及深圳分行分別成為第二及第三間提供人民幣業務之分行，服務對象為外籍人士與港澳台人士，以及外商投資企業。

本行之上海及廣州分行經獲准為內地企業提供人民幣服務。

本行亦進一步加強個人網上銀行服務，並已於年內推出商業網上銀行服務。

去年三月，恒生投資管理有限公司於深圳開設代表處。

展望

為建立互惠互利之客戶關係，本行將加強市場分層，為客戶提供更多切合需要之增值產品，以及加強跨部門銷售。

本行會致力擴大客戶基礎，並於適當時將客戶從原來市場分層提升至另一分層。

本行會推出更多優質之理財服務產品，以增加非利息收入，並鞏固本行在理財業務方面之領導地位。

感謝各商業客戶！

他們證明了只要努力不懈，夢想總可成真。
能夠成為他們拓展業務的夥伴，本行與有榮焉。



私人銀行業務方面，本行加強吸納高資產值之客戶，以期在管理資產之規模、客戶基礎及盈利能力方面，均能成為本地市場領導者之一。

本行將會進一步加強於香港、內地及澳門之商業銀行服務，並會按客戶之規模、發展潛力及業務分惠作市場分層，以方便加強客戶關係管理。

本行將會善用在香港建立之卓越品牌，鞏固在內地之市場地位。未來，本行會進一步增加內地行所網絡，並於各主要城市開設更多分行及支行。

除了與企業客戶建立審慎的信貸關係外，本行會進一步拓展內地的個人銀行服務。

要達成各項業務目標，為員工提供適當培訓使他們有所發揮至為重要。本行能為客戶提供優質服務及有理想發展，實有賴全體員工的努力不懈。本行會繼續保持一個理想環境，以吸引、培育及激勵員工，令彼等盡展所長。

恒生銀行實力雄厚並有明確業務策略，將會致力加速收益增長，進一步發展本行之超卓品牌及提高生產力，以及維持審慎理財。

鄭海泉
副董事長兼行政總裁
香港　二零零四年三月一日



感謝四代均惠顧及信賴本行的客戶！

本行的多元化服務，由兒童戶口以至退休產品服務應有盡有，滿足客戶不同階段的理財需求。


With Special Thanks to You

- 獲《亞洲貨幣》雜誌評選為「香港最佳本地商業銀行」。
- 連續三年獲《財資》雜誌評選為「香港最佳本地商業銀行」。
- 獲《資本》雜誌頒發「最佳零售銀行獎」。
- 在「亞洲最佳投資者關係選舉」中，本行連續第二年獲頒「最佳香港公司投資者關係獎」，及獲頒「最佳企業管治獎」。
- 獲《亞洲週刊》評選為在亞洲銀行中，以溢利及資產回報計分別名列第二及第三。
- 獲《金融亞洲》雜誌評選的香港「最積極為股東增值公司」中，名列第二位。
- 在「首二百間企業調查」中，本行之財務實力在香港企業中名列第二位。
- 獲《亞洲貨幣》雜誌評選為在香港於一千萬美元以下、一千萬美元至一億美元、一億美元至五億美元及五億美元以上之組別中「首選本地現金管理銀行」。
- 獲香港服務業獎：優質顧客服務獎。
- 獲Yahoo!感情品牌大獎。
- 獲香港社會服務聯會頒發「商界展關懷」標誌。
- 在香港藝術發展獎中獲「藝術贊助獎」銀獎，以表揚恒生贊助「跳躍音符伴成長」的貢獻。
- 恒生電子賀咭獲頒發Gold Quill Award獎項。
- 恒生長期外幣存款評級由於穩定的評級前景，獲穆迪投資服務由原來的A3調升至A1。恒生的長期港元存款Aa3、短期港元存款Prime 1、短期外幣存款Prime 1及銀行財務實力B評級均獲確認，銀行財務實力更是穆迪給予香港區銀行之最高評級。
- 獲惠譽國際給予A/B個別評級，此乃亞洲銀行中最高的評級。

財務業績

損益賬

財務業績摘要（以港幣百萬元位列示）	二零零三年	二零零二年
扣除準備金前之營業溢利	**11,475**	11,255
除稅前溢利	**11,137**	11,242
股東應得之溢利	**9,539**	9,920
每股盈利（港元）	**4.99**	5.19

恒生銀行有限公司（本行）、各附屬公司及各聯營公司（恒生）於二零零三年之股東應得溢利為港幣九十五億三千九百萬元，較二零零二年下跌百分之三點八。每股盈利為港幣四元九角九仙，較二零零二年下跌百分之三點九。

扣除準備金前之營業溢利上升港幣二億二千萬元，或百分之二，為港幣一百一十四億七千五百萬元。此乃由於其他營業收入激增百分之二十一點四，抵銷了淨利息收入下跌百分之五點八所造成之影響。特殊準備減少港幣一億零三百萬元，或百分之十一點四，但呆壞賬淨提撥總額則增加港幣二億二千一百萬元，或百分之三十八點七，此乃由於二零零二年有港幣三億三千萬元之大額一般準備撥回，但此情況於二零零三年未再出現。因此，營業溢利保持於二零零二年水平。除稅前溢利為港幣一百一十一億三千七百萬元，較二零零二年下跌港幣一億零五百萬元，或百分之零點九。經計及香港利得稅率由百分之十六增至百分之十七點五，以及扣除恒生人壽保險有限公司（恒生人壽）之少數股東應佔權益，股東應得溢利下跌港幣三億八千一百萬元，或百分之三點八。若撇除二零零二年之一般準備撥回及利得稅率增加之影響，二零零三年股東應得溢利則較二零零二年上升港幣六千九百萬元，或百分之零點七。

營業溢利分析
港幣百萬元

■	二零零二年營業溢利	10,684
	變更：	
□	淨利息收入	(626)
□	其他營業收入	916
■	營業支出	(70)
□	呆壞賬準備	(221)
□	二零零三年營業溢利	10,683

總營業收入
港幣十億元

□ 總營業收入
□ 其他營業收入
— 淨利息收入

經濟盈利

經濟盈利是指經調整非現金項目後之除稅後溢利，扣減恒生股東投資之資本成本。管理層根據經濟盈利來釐定業務間之資源分配以達到最佳股東回報。

於二零零三年，股東投資資本之回報為港幣九十六億四千九百萬元，回報率為百分之三十一點一。於扣減以百分之十五計算之資本成本港幣四十六億四千八百萬元之後，經濟盈利為港幣五十億零一百萬元，而經濟盈利率為百分之十六點一。恒生管理層認為在目前市場利率低企情況下，本行沿用之資本成本率實高於本行之實質資本成本，惟本行在截至二零零三年底之五年策略計劃期內，仍沿用此基準，以求貫徹一致並方便比較。下列之經濟盈利分析，顯示本行持續為股東增值以達致提高股東總回報之目標。

經濟盈利

（以港幣百萬元位列示）	二零零三年	百分率	二零零二年	百分率
平均投資資本	**31,021**		31,946	
投資資本回報*	**9,649**	**31.1**	10,043	31.5
資本成本	**(4,648)**	**(15.0)**	(4,785)	(15.0)
經濟盈利	**5,001**	**16.1**	5,258	16.5

投資資本回報指經調整非現金項目後之除稅後溢利。

淨利息收入

淨利息收入(以港幣百萬元位列示)	二零零三年	二零零二年
利息收入	**12,846**	14,960
利息支出	**(2,667)**	(4,155)
淨利息收入	**10,179**	10,805
賺取利息之平均資產	**446,978**	439,736
總孳息率(百分率)(以全年計)	**2.87**	3.40
淨息差(百分率)(以全年計)	**2.21**	2.36
淨利息收益率(百分率)(以全年計)	**2.28**	2.46

淨利息收入較二零零二年減少港幣六億二千六百萬元,或百分之五點八。賺取利息之平均資產上升港幣七十二億元,或百分之一點六。淨利息收益率下跌十八個基點至百分之二點二八,其中淨息差減少十五個基點至百分之二點二一,而無利息成本資金之收益則下跌三個基點至百分之零點零七。

淨息差受到平均按揭息率下跌所影響,減少六個基點。定期存款以及存放同業定期賺取之息差收窄分別導致八及六個基點之跌幅。惟較低成本之往來及儲蓄存款增加,令淨息差上升五個基點,部份抵銷了上述的不利影響。來自無利息成本資金之收益則因市場利率低企再下滑三個基點。

二零零三年未計現金回贈之住宅按揭組合(不包括政府「居者有其屋計劃」住宅按揭貸款及職員房屋貸款)之平均收益率,下跌至最優惠利率減一百七十七個基點(二零零二年為最優惠利率減一百四十九個基點)。二零零三年新做按揭貸款之現金回贈優惠港幣一億三千萬元,已於二零零三年利息收入項下支銷(二零零二年為港幣一億零五百萬元)。

若與二零零三年上半年比較,於二零零三年下半年淨利息收入減少港幣二億六千一百萬元,或百分之五,而淨利息收益率則下跌二十六個基點至百分之二點一五,淨息差下跌二十四個基點至百分之二點零九,主要受到按揭組合平均收益率下跌,以及定期存款、定息債務證券以及存放同業定期之息差收窄影響。至於無利息成本資金之收益亦降低兩個基點至百分之零點零六。

載於第二十一頁之平均資產負債表分析列出二零零三年相對於二零零二年個別資產及負債之平均結餘、利息收入/支出及平均息率。

（以港幣百萬元位列示）	全年結算至 二零零三年十二月三十一日 平均結餘	利息收入	收益 （百分率）	全年結算至 二零零二年十二月三十一日 平均結餘	利息收入	收益 （百分率）
資產						
短期存放同業	**90,811**	**1,816**	**2.00**	130,572	3,464	2.65
客戶貸款	**226,892**	**7,306**	**3.22**	224,783	8,445	3.76
債務證券	**129,275**	**3,724**	**2.88**	84,381	3,051	3.62
賺取利息資產總額	**446,978**	**12,846**	**2.87**	439,736	14,960	3.40
呆壞賬準備	**(2,688)**	**–**	**–**	(3,219)	–	–
無利息資產	**29,518**	**–**	**–**	24,187	–	–
資產及利息收入總額	**473,808**	**12,846**	**2.71**	460,704	14,960	3.25

	平均結餘	利息支出	成本 （百分率）	平均結餘	利息支出	成本 （百分率）
負債						
往來、儲蓄及定期存款	**385,394**	**2,249**	**0.58**	374,947	3,490	0.93
發出債務證券	**10,893**	**279**	**2.56**	16,765	506	3.02
同業存款	**2,551**	**31**	**1.22**	1,414	25	1.77
其他附息負債	**3,680**	**108**	**2.93**	4,577	134	2.93
附息負債總額	**402,518**	**2,667**	**0.66**	397,703	4,155	1.04
無利息往來賬	**17,177**	**–**	**–**	13,160	–	–
股東資金及其他無利息負債	**54,113**	**–**	**–**	49,841	–	–
負債及利息支出總額	**473,808**	**2,667**	**0.56**	460,704	4,155	0.90

其他營業收入

其他營業收入大幅上升港幣九億一千六百萬元，或百分之二十一點四，佔總營業收入百分之三十三點八，而二零零二年則佔百分之二十八點四。

二零零三年零售投資基金之收入為港幣九億二千一百萬元，上升百分之三十一點六。保險佣金收入及承保業務溢利共增長百分之九十點一，反映人壽保險保費收入及長期保險業務之內含價值有強勁增長。受惠於二零零三年下半年之活躍市況，證券經紀及有關服務收入上升百分之四十八。

外滙買賣增加溢利，令買賣溢利有百分之三十點二之增長。

來自賬戶服務、信用卡業務及信貸便利之服務費收入，則分別下降百分之十七點三、百分之六點一及百分之十四點四。

其他營業收入項下之理財業務收入分析

理財業務收入（以港幣百萬元位列示）	二零零三年	二零零二年
投資收入		
• 零售投資基金	**921**	700
• 證券/經紀服務	**361**	244
• 孖展買賣/私人銀行業務	**125**	68
投資收入總額	**1,407**	1,012
保險業務收入		
• 人壽保險（包括內含價值）*	**851**	562
• 一般及其他保險業務	**282**	257
保險業務收入總額	**1,133**	819
合計	**2,540**	1,831

*二零零二年恒生人壽之內含價值及承保溢利以「應佔聯營公司溢利」入賬，並非列作「其他營業收入」，現重新按是年度列示方式分類為「其他營業收入」以方便此分析表作比較。

理財業務收入（包括投資及保險業務收入）於二零零三年大幅上升百分之三十八點七，達港幣二十五億四千萬元，佔其他營業收入總額百分之四十八點九。

營業支出

營業支出增加港幣七千萬元，或百分之一點八，為港幣三十九億零二百萬元。人事費用下跌港幣一千六百萬元，或百分之零點八。房地產及設備費用保持穩定而其他營業支出上升港幣一億一千四百萬元，或百分之十八點七，主要由於投資服務及其他個人銀行服務產品之市場推廣及廣告費用增加，以及將恒生人壽（自二零零二年十一月該公司成為本行附屬公司）之營業開支納入本行之營業支出項下。

二零零三年之成本對收入比率為百分之二十五點四，仍維持於去年同一水平。

於二零零三年十二月三十一日，員工人數以相等於全職員工人數計算為七千二百八十人（二零零二年十二月三十一日為七千二百七十九人）。



二零零三年其他營業收入
百分率
1.8
4.0
7.5
15.5
49.2
22.0
淨服務費及佣金收入
保險承保業務
淨買賣溢利
其他
投資物業之租金收入
股息收入
二零零三年營業支出
百分率
8.4
18.5
52.4
20.7
人事費用
房地產及設備費用
其他經營費用
折舊

呆壞賬準備

損益賬淨提撥(以港幣百萬元位列示)	二零零三年	二零零二年
呆壞賬淨提撥/(撥回)		
特殊	**798**	901
一般	**(6)**	(330)
合計	**792**	571
平均客戶貸款	**227,814**	225,725
呆壞賬淨提撥/(撥回)對平均客戶貸款比率		
特殊	**0.3%**	0.4%
一般	**–**	(0.1%)
合計	**0.3%**	0.3%

與二零零二年比較，呆壞賬淨提撥上升港幣二億二千一百萬元，或百分之三十八點七。此乃由於本行在二零零二年底作港幣三億三千萬元之一般準備撥回，以確認潛在虧損估值減少(二零零三年一般準備撥回只有港幣六百萬元)。二零零三年之特殊準備下跌港幣一億零三百萬元，或百分之十一點四，為港幣七億九千八百萬元，並於下半年有大幅改善。年內為新呆壞賬戶口提撥及原有呆壞賬戶口增加之特殊準備下跌港幣六千四百萬元，或百分之五點二，為港幣十一億六千七百萬元，其中信用卡、企業及個人貸款之特殊準備減少，部份被住宅按揭及商業銀行客戶貸款增加之特殊撥備所抵銷。呆壞賬收回及準備撥回增加港幣三千九百萬元，或百分之十一點八，為港幣三億六千九百萬元，主要來自商業銀行客戶及企業客戶。

客戶貸款及準備(以港幣百萬元位列示)	二零零三年	二零零二年
客戶貸款*	**231,999**	227,475
特殊準備	**(1,432)**	(1,805)
一般準備	**(1,101)**	(1,108)
客戶貸款**	**229,466**	224,562
呆壞賬總額*	**5,243**	6,081
呆壞賬*對客戶貸款*比率	**2.3%**	2.7%
準備對客戶貸款*比率		
特殊準備	**0.62%**	0.79%
一般準備	**0.48%**	0.49%
總準備	**1.10%**	1.28%
特殊準備對呆壞賬*比率	**27.3%**	29.7%

*已扣除懸欠利息。
**已扣除懸欠利息及準備。

呆壞賬(已扣除懸欠利息)較二零零二年底下跌港幣八億三千八百萬元，或百分之十三點八，為港幣五十二億四千三百萬元。呆壞賬對總客戶貸款比率由二零零二年底之百分之二點七進一步改善至百分之二點三。


呆壞賬淨提撥
港幣百萬元
2,000
1,500
1,000
500
0
-500
99 00 01 02 03
特殊準備
一般準備
總準備對客戶貸款比率
百分率
2.5
2.0
1.5
1.0
0.5
99 00 01 02 03
特殊準備
一般準備

有形固定資產及長期投資之溢利

出售有形固定資產及長期投資之溢利維持於去年同一水平，主要來自出售上市證券及債務證券。

物業重估

恒生之行址及投資物業於二零零三年九月三十日經由獨立之專業估價師卓德測計師行有限公司重估，並確認與二零零三年十二月三十一日之估值無重大改變。該估值由持有香港測量師學會會員資格之專業估價師進行。重估行址物業之基準乃按照行址當時用途之公開市場價值，而重估投資物業之基準則按照公開市場價值。物業重估後有港幣六億一千八百萬元之減值，已於二零零三年十二月三十一日誌入恒生之重估儲備賬；至於個別重估價值低於原始成本減除折舊之物業，減值共港幣三千七百萬元，則支取損益賬。

資產負債表

總資產

總資產為港幣五千零三十億元，較二零零二年十二月三十一日之港幣四千七百四十七億元增加港幣二百八十三億元，或百分之六，主要因客戶存款增加百分之六點三所致。在利率低企下，客戶持續將定期存款轉作儲蓄存款。客戶貸款於二零零三年上升百分之二點二，增長主要來自企業貸款及貿易融資，至於政府「居者有其屋計劃」之按揭貸款則持續減少。債務證券投資亦有增長，涉及資金主要來自客戶存款。貸款對存款比率於二零零三年十二月三十一日下跌至百分之五十二點二，而二零零二年十二月三十一日則為百分之五十四點三，反映於二零零三年客戶存款增長較客戶貸款為快。

資產分配

於十二月三十一日

(以港幣百萬元位列示)	二零零三年	百分率	二零零二年	百分率
庫存現金及短期資金	**71,903**	**14.3**	77,784	16.4
一個月以上之定期存放同業	**18,029**	**3.6**	30,919	6.5
存款證	**28,683**	**5.7**	30,120	6.4
證券投資	**115,113**	**22.9**	80,367	16.9
客戶貸款	**229,466**	**45.6**	224,562	47.3
其他資產*	**39,765**	**7.9**	30,902	6.5
總資產	**502,959**	**100.0**	474,654	100.0

*直屬控股公司及同母系附屬公司之欠款已包括在其他資產內。

證券投資

持至期滿之債務證券增加港幣三百四十九億元，或百分之四十五點四，達港幣一千一百一十八億元。有關資金乃來自客戶存款及調撥自同業拆放，以增加淨利息收益。超逾百分之九十五持至期滿債務證券於五年內到期。於二零零三年十二月三十一日，持至


總資產、客戶存款及客戶貸款
港幣十億元
600
500
400
300
200
100
99 00 01 02 03
貸款對存款比率
百分率
60
50
40
99 00 01 02 03
總資產
客戶存款
客戶貸款

期滿之債務證券之公平市值達港幣一千一百二十六億元，包括未實現之增值港幣九億元。

股票投資減少港幣二億元，或百分之七點九，為港幣二十一億元。

客戶貸款

客戶貸款（已扣除懸欠利息及準備金）增加港幣四十九億零四百萬元，或百分之二點二，於二零零三年十二月三十一日為港幣二千二百九十五億元。

工業、商業及金融業之貸款較二零零二年底上升港幣四十六億八千二百萬元，或百分之五點三。增幅主要來自金融業（包括大型企業集團之融資機構及從事金融業務之公共企業）。運輸及運輸設備貸款亦有所增加，貸款對象主要為公共交通公司。物業貸款與二零零二年相若，而「其他」貸款則下跌，主要由於若干企業償還大額貸款所致。

個人貸款下跌港幣三十九億二千七百萬元，或百分之三點一。此乃由於政府停止「居者有其屋計劃」後，令到「居者有其屋計劃」及其他政府資助置屋計劃之貸款下跌港幣四十六億一千九百萬元或百分之十三點二所影響。撇除此項因素，個人貸款上升港幣六億九千二百萬元，或百分之零點八。隨著物業市道於第三季及第四季好轉，住宅按揭貸款增加港幣十三億一千二百萬元，或百分之一點七。

受惠於本港對外貿易改善，貿易融資上升港幣十五億七千一百萬元，或百分之十六點一。

在香港以外使用之貸款上升港幣二十一億九千八百萬元，或百分之四十八點九，主要顯示內地分行之貸款增加。

客戶存款

往來、儲蓄及其他存款由去年底之港幣四千一百三十七億元，增加港幣二百六十二億元，或百分之六點三，至港幣四千三百九十九億元，增加主要來自客戶存款上升港幣三百四十三億元，或百分之八點六。年內，由於利率低企，客戶持續將定期存款轉為儲蓄及往來存款。

已發行存款證及其他債務證券總額下跌港幣八十一億元，或百分之五十點四，至港幣七十九億元，原因為部份存款證已到期。



二零零三年資產分配
百分率
3.6
5.7
7.9
14.3
45.6
22.9
客戶貸款
證券投資
庫存現金及短期資金
其他資產
存款證
一個月以上之定期存放同業
二零零二年資產分配
百分率
6.5
6.4
6.5
16.4
47.3
16.9
客戶貸款
證券投資
庫存現金及短期資金
其他資產
存款證
一個月以上之定期存放同業
二零零三年客戶存款
百分率
1.8
11.0
46.8
40.4
儲蓄存款
定期及其他存款
往來存款
發出存款證及其他債務證券
二零零二年客戶存款
百分率
3.9
8.8
37.3
50.0
儲蓄存款
定期及其他存款
往來存款
發出存款證及其他債務證券

股東資金

於十二月三十一日(以港幣百萬元位列示)	二零零三年	二零零二年
股本	**9,559**	9,559
保留溢利	**19,720**	19,440
行址及投資物業重估儲備	**5,813**	6,667
長期股票投資重估儲備	**1,009**	1,011
資本贖回儲備	**99**	99
	36,200	36,776
擬派股息	**3,441**	6,309
股東資金	**39,641**	43,085
平均股東資金回報率(百分率)(以全年計)	**23.4**	23.1

股東資金(扣除擬派股息)下跌港幣五億七千六百萬元,或百分之一點六,於二零零三年十二月三十一日為港幣三百六十二億元。保留溢利增加港幣二億八千萬元。行址及投資物業重估儲備亦因物業價值較二零零二年進一步下調,以及因採納香港會計實務準則第十二號而需要為物業重估增值提撥遞延稅項而減少港幣八億五千四百萬元。

平均股東資金回報率為百分之二十三點四,而二零零二年則為百分之二十三點一。

是年度內本行或任何附屬公司並無購買、沽售或購回本行之上市證券。

資金管理

資金管理(以港幣百萬元位列示)	二零零三年	二零零二年
於一月一日	**40,608**	25,366
增加	**48,069**	35,590
提取	**(33,526)**	(18,165)
價值變動	**1,855**	(2,218)
換算調整	**855**	35
於十二月三十一日	**57,861**	40,608

由於資產管理及私人銀行業務之增長,本行所管理之資金較二零零二年十二月三十一日增加一百七十二億五千三百萬元,或百分之四十二點五,達港幣五百七十八億六千一百萬元。

資 本 管 理

資本管理

資本基礎及風險加權資產分析

(以港幣百萬元位列示)	二零零三年	二零零二年
資本基礎		
第一級資本		
股本	**9,559**	9,559
保留溢利	**19,084**	18,795
資本贖回儲備	**99**	99
合計	**28,742**	28,453
第二級資本		
行址及投資物業重估儲備	**4,096**	5,153
長期股票投資重估儲備	**688**	705
客戶貸款一般準備	**1,101**	1,108
合計	**5,885**	6,966
扣除未綜合計算之投資及其他項目	**(1,283)**	(1,376)
總資本基礎	**33,344**	34,043
風險加權資產		
資產負債表內	**234,251**	222,758
資產負債表外	**15,047**	16,262
總風險加權資產	**249,298**	239,020
包括市場風險之總風險加權資產	**253,326**	239,426
資本充足比率		
經調整市場風險後		
第一級比率*	**11.3%**	11.9%
總比率*	**13.2%**	14.2%
未調整市場風險		
第一級比率	**11.5%**	11.9%
總比率	**13.4%**	14.2%

**資本比率已根據香港金融管理局之監管政策手冊內有關指引計及市場風險。*

總資本比率於二零零三年十二月三十一日為百分之十三點二，較二零零二年十二月三十一日之百分之十四點二，下跌一百個基點。資本基礎下跌百分之二點一，主要由於行址及投資物業重估儲備下跌。經調整市場風險後之加權資產則上升百分之五點八，主要因為總資產包括客戶貸款及債務證券增加所致。

第一級資本比率因經調整市場風險後之加權資產上升而下跌六十個基點至百分之十一點三。

風險管理

風險管理為恒生業務管理之重要部份。恒生業務涉及之風險，其中最主要之風險類別為信貸風險、流動資金風險、市場風險及運作風險。恒生之風險管理政策專為界定及分析風險、設定適當的風險限額及通過可靠及先進管理資訊系統不斷監察此等風險及限額。恒生之風險管理政策及主要風險限額之監控，均獲得董事會核准，並由執行委員會及審核委員會定期監察及檢討。

信貸風險

信貸風險乃指客戶或交易對手不能履行其合約負擔而產生之財政虧損風險。信貸風險主要來自貸款、貿易融資、財資及租賃業務。恒生有既定之準則、政策及程序，控制及監察所有信貸風險。

本行委派信貸監理部統籌集中管理信貸風險。由信貸監理部主管領導，直接向行政總裁負責並就職務執行上向滙豐集團信貸及風險部滙報。恒生亦按滙豐集團準則制定有關信貸政策。信貸監理部之職責包括下列：

- 制定高層次之信貸政策及編訂信貸風險手冊並提交董事會通過；
- 建立及修訂大額信貸風險政策。此政策較國際認可監管準則更為謹慎，用以控制對客戶或客戶集團在本行最高信貸風險限額及其他風險集中之情況；
- 向業務部門發出信貸指引，並清楚列明恒生除了其他因素之外對特定市場、行業及產品之信貸取向及可接受之額度。有關指引均定期更新及提供予所有信貸及市場業務人員；
- 進行獨立審核及客觀評估風險。營業部門在批出非銀行客戶之商業信貸前，若信貸超逾某指定限額，需交由信貸監理部評估。在重新批額或定期檢討該等信貸時，亦需由信貸監理部作出獨立覆核及風險評估；
- 監控對銀行及金融機構之信貸風險。恒生委托滙豐集團信貸及風險部批核恒生對金融業及政府交易對手之信貸及結算風險限額。恒生之信貸監理部與滙豐集團信貸及風險部之專責小組協調管理，而該小組採用中央處理系統及自動化程序對風險作出環球監控及管理；
- 監控跨國信貸與監控對銀行及金融機構之信貸風險相似，信貸監理部與滙豐集團信貸及風險部之專責小組採用中央處理系統，透過設定債務國限額輔以相關期限及業務類別限額，協調管理債務國及跨國風險。跨國限額乃根據經濟及政治因素和當地業務知識而釐定。與較高風險國家進行之交易須按個別情況考慮；
- 監控特定行業之信貸風險。信貸監理部監控恒生對船運業及航空業之信貸風險，並緊密監察對其他行業如電訊、保險及商用物業等風險。並按需要對某些行業之風險設置上限或限制新信貸；
- 維持信貸分級制度。恒生採用滙豐集團之評級制度，將客戶信貸分為七個等級，首三個等級屬於不同程度之理想風險。餘下之四個未如理想的等級中，第六級及第七級為呆壞賬。而對銀行交易對手之信貸評級結構則分為十級，其中六級屬理想風險。信貸評級由最終批核之行政人員負責核實。該等評級須定期審核，並按需要適時作出修改；
- 向高級行政人員滙報信貸資料。並向信貸審核委員會、執行委員會、審核委員會、董事會及滙豐集團信貸及風險部均定期提交報告；

- 積極參予管理及發展信貸系統；及
- 向業務部門提供各項有關信貸之意見及指引。

恒生對問題貸款極為關注，並成立債務跟催部提供監控支援，藉以提高呆壞賬最終之收回數額。

恒生按既訂之指引並以審慎及一致之基準，及時對呆壞賬作出提撥。管理層會定期詳細檢討貸款組合，並按過往趨勢比較貸款組合之表現及拖欠統計數字、及評估近期經濟情況，以便能對呆壞賬作適當提撥。管理層亦經常留意未如理想等級之貸款人或組合類別信貸等級是否適當。

流動資金管理

流動資金管理主要為確保本行有能力及準時支付所有承擔。恒生之政策為保持穩健之流動資金水平，謹慎調控資產、負債及財務承諾之流動結構，以達致適當地平衡現金流量及應付一切資金承擔。

恒生須遵照有關流動資金監管之規定，主要根據香港銀行業條例附表四維持足夠流動資金比率。恒生之平均流動資金比率於二零零三年為百分之四十六點二（二零零二年為百分之四十四點四），遠高於百分之二十五的最低要求。此外，恒生亦須遵照滙豐集團執行委員會訂定之流動資金要求，此標準對持有之流動資產更為嚴格。

恒生採用資金流量管理模式訂立每日監控流動資金之程序及政策，維持優質流動資產儲備以確保足夠資金應付未來一段期間之財務承諾，包括到期之客戶存款及客戶未動用之信貸額。流動資金管理之流程需受資產及負債管理委員會監察及向執行委員會及董事會滙報。

作為基本資金來源，恒生維持穩定並分散於不同之期限及類別之存款基礎。恒生活躍於本地貨幣及資金市場，以便調節資產負債之到期情況及確保能以市場價格進行同業拆放及批發存款。

市場風險

市場風險乃因受滙率、利率或股票及商品價格之變動，而令恒生產生盈利或虧損。市場風險源自按市值計價基準列賬，以及按應計基準列賬之金融工具。恒生之客戶業務及自行持倉活動均會產生市場風險。

市場風險受董事會所核准之風險限額所規範。風險限額按每類產品及風險類別釐定。在設定風險限額時，產品之市場流通性為其中一個主要考慮因素。風險限額之設置乃配合有關風險量計之技巧，包括每個投資組合之持盤限額，敏感性限額與涉及風險數值限額。

恒生採用滙豐集團所訂定之風險管理政策及風險量計技巧，設立監察每日之實際風險與核準之風險限額比較之程序，並於有需要時作出行動以確保整體風險維持於可接受之水平。

涉及風險數值是一種按某一置信水平估計由於市場滙率、利率及價格在特定持盤時間內之變動而使風險持倉盤可能出現虧損之技巧。恒生計算涉及風險數值之模式採用方差／協方差基準，

利用過往市場價格變動資料，按百分之九十九置信水平及十日持倉期之基準作推算，並考慮不同市場及價格之間之相互關係。市場價格的變動乃參考過去兩年的市場數據計算。綜合不同風險類別的涉及風險數值乃根據各風險類別之間不互相影響假設而計算。鑑於採用涉及風險值模式有一定局限性，本行亦進行壓力測試，以評估在極端市況下，所承受之市場風險。

恒生已獲香港金融管理局之批准，採用此風險數值模式計算資本充足比率內之市場風險。此外，香港金融管理局亦對本行之市場風險管理程序表示滿意。


二零零三年涉及風險之數值


港幣百萬元
600
500
400
300
200
100
1
2
3
4
5
6
7
8
9
10
11
12
(月份)


二零零二年涉及風險之數值


港幣百萬元
600
500
400
300
200
100
1
2
3
4
5
6
7
8
9
10
11
12
(月份)

恒生於二零零三年及二零零二年之所有利率及滙率之風險持倉，以及個別風險組合之涉及風險數值如下：

涉及風險數值（以港幣百萬元位列示）

	於二零零三年十二月三十一日	**年內最低數值**	**年內最高數值**	**年內平均數值**
所有利率及滙率之風險持倉之涉及風險數值	**271**	**186**	**473**	**321**
滙率之風險持倉之涉及風險數值（買賣）	**57**	**2**	**156**	**32**
利率之風險持倉之涉及風險數值				
• 買賣	**1**	**1**	**11**	**4**
• 累計	**264**	**186**	**472**	**315**

涉及風險數值（以港幣百萬元位列示）

	於二零零二年十二月三十一日	年內最低數值	年內最高數值	年內平均數值
所有利率及滙率之風險持倉之涉及風險數值	234	194	520	326
滙率之風險持倉之涉及風險數值（買賣）	3	3	5	4
利率之風險持倉之涉及風險數值				
• 買賣	1	–	9	2
• 累計	233	192	515	325

於二零零三年，與市場風險有關之財資業務每日平均收入（包括應計賬項之淨利息收入與及交易持倉之資金成本）為港幣八百萬元（二零零二年為港幣七百萬元）。該等每日收入之標準差為港幣七百萬元（二零零二年為港幣三百萬元）。在二零零三年之二百四十八個交易日中只有八日錄得虧損，最高之一日虧損為港幣六千七百萬元。最常見之一日收入，是介乎港幣六百萬元至港幣一千萬元之間，佔一百七十六日。最高之一日收入則為港幣四千三百萬元。

外滙風險

恒生之外滙風險主要包括財資處之外滙買賣及源自銀行業務之滙兌風險，後者亦交由財資處統籌，按董事會核准之外滙買賣限額內集中管理。二零零三年每日平均外滙溢利為港幣二百萬元（二零零二年為港幣二百萬元）。結構性外滙倉盤由海外附屬公司及分行之資本投資，主要為美元及人民幣所產生，該等投資由資產負債管理委員會管理。

於二零零三年十二月三十一日，恒生只有美元非結構性外滙倉盤佔整體外滙淨倉盤總額百分之十以上。

外滙風險（以港幣百萬元位列示）

	二零零三年		
	美元	其他外幣	外幣總額
現貨資產	162,330	106,939	269,269
現貨負債	(151,706)	(95,157)	(246,863)
遠期買入	40,537	11,665	52,202
遠期賣出	(35,587)	(23,305)	(58,892)
持有非結構性倉盤淨額	15,574	142	15,716
結構性持倉淨額	841	386	1,227

利率風險

利率風險來自財資活動包括買賣及應計賬項倉盤及結構性利率風險。結構性利率風險產生自商業銀行業務資產及負債之不同定息特質，包括無利息成本資金，例如股東資金及部分往來存款。此等結構性利率風險按資產負債之合約或慣性到期日直接或透過資產負債委員會管理之組合轉移至財資處管理。

財資處於董事會核准之限額內及於資產負債管理委員會監察下管理有關利率風險。二零零三年來自財資處與利率風險有關之業務每日平均收入為港幣六百萬元（二零零二年為港幣五百萬元）。

利率感應分析為管理應計賬項利率風險之有效工具，載於第三十二頁之分析表列出應收利息之資產及應付利息之負債在不同期間按合約條款或到期日而重新按市場利率定息之錯配情況。實際定息日可能因提早償還或行使期權而與原合約條款或到期日不同，而合約條款亦不一定反映實際行為規律。因此恒生管理利率風險時並非完全按該分析表之基準而是顧及此等資產負債之行為規律。

利率感應正差額代表在此期間內重新定息之資產多於負債，雖然正差額通常在利率向上之情況下令利息收益受惠，但實際之得益則受多項因素之影響，包括在重新定息日前提前償還，在不同期間及不同貨幣利率變動之差異。同樣，利率感應負差額代表在此期間內重新定息之負債多於資產，負差額通常在利率向下之情況令利息收益受惠，但實際得益亦同樣受上述之各項因素影響。

二零零三年市場風險收入每日分佈情況

日數

160
140
120
100
80
60
40
20
0

13 1 12 136 40 13 10 6 5 2 1 9

2.0 及 以下
2.0 至 4.0
4.0 至 6.0
6.0 至 8.0
8.0 至 10.0
10.0 至 12.0
12.0 至 14.0
14.0 至 16.0
16.0 至 18.0
18.0 至 20.0
20.0 至 22.0
22.0 及 以上

收入（港幣百萬元）


二零零二年市場風險收入每日分佈情況
日數
160
140
120
100
80
60
40
20
0
1
2
64
148
10
9
4
0
3
2
3
1
2.0 及 以下
2.0 至 4.0
4.0 至 6.0
6.0 至 8.0
8.0 至 10.0
10.0 至 12.0
12.0 至 14.0
14.0 至 16.0
16.0 至 18.0
18.0 至 20.0
20.0 至 22.0
22.0 及 以上
收入（港幣百萬元）

利率感應分析(以港幣百萬元位列示)

	二零零三年					
	三個月或以下	三個月以上至六個月	六個月以上至十二個月	十二個月以上	非利息計算	合計
資產						
庫存現金及短期資金	63,365	4,183	200	–	4,155	71,903
一個月以上之定期存放同業	15,726	2,050	253	–	–	18,029
存款證	16,878	1,551	3,358	6,896	–	28,683
證券投資	52,886	10,924	8,171	40,984	2,148	115,113
客戶貸款	199,322	15,614	4,722	5,377	4,431	229,466
其他資產*	11,687	158	226	383	27,311	39,765
總資產	359,864	34,480	16,930	53,640	38,045	502,959
負債						
往來、儲蓄及其他存款	400,045	7,040	2,518	6,734	23,576	439,913
同業存款	791	100	–	–	311	1,202
其他負債*	773	764	1,059	902	18,061	21,559
少數股東權益	–	–	–	–	644	644
股東資金	–	–	–	–	39,641	39,641
總負債	401,609	7,904	3,577	7,636	82,233	502,959
資產負債表以外項目	29,830	(1,425)	(10,382)	(18,023)	–	–
期限階段淨差額	(11,915)	25,151	2,971	27,981	(44,188)	–
累積淨差額	(11,915)	13,236	16,207	44,188	–	–

*直屬控股公司及同母系附屬公司之存/欠金額已包括在其他資產及其他負債內。

股票風險

恒生二零零三年之股票風險主要來自股票長期投資，已列示於財務報告附註二十項內。

衍生工具

衍生工具合約結餘（以港幣百萬元位列示）

	二零零三年			
	合約金額		以市值重估	
	買賣	非買賣	正數值	負數值
外滙合約				
即期及遠期	76,408	–	742	764
貨幣掉期	778	310	25	18
貨幣期權	32,072	–	109	109
利率合約				
利率掉期	35,605	56,024	956	1,412
利率期權	5,506	12,072	41	49
股票合約				
股票期貨	5	–	–	–
股票期權	292	–	–	–
市值重估數值分析				
買賣合約			1,528	1,465
非買賣合約			345	887

衍生工具乃指金融合約，其價值及特性衍生自有關之資產、滙率、利率及指數，主要包括在外滙、利率、股票、股票指數及商品市場之期貨、遠期、掉期及期權交易。衍生工具倉盤源自與客戶之交易以及恒生之自營買賣及資產負債管理活動。本行經常監察此等倉盤，以確保其不會超越可接受之風險水平。

衍生工具交易同時牽涉市場風險及信貸風險。恒生對衍生工具之市場風險乃按第二十八頁所述之市場風險監控制度，獨立及連同其他資產負債表項目產生之同類市場風險綜合管理。衍生工具所涉及之信貸風險包括合約重置成本（即合約按市值重估產生之正數值），以及合約剩餘期限之潛在未來價值變動。惟合約之名義金額並不代表恒生之信貸風險。所有衍生工具交易之審批及監察程序與其他信貸交易相同。

二零零三年十二月三十一日之衍生工具按產品類別分析表如上，列出買賣及非買賣用途之合約。恒生之衍生工具倉盤主要為外滙及利率合約，而期權合約主要用於提供客戶期權掛鈎之投資/存款產品及其相關對冲活動。作買賣用途之衍生工具之市值重估正數值包括於「其他資產」項內而負數值則列於「其他負債」項內。

運作風險

運作風險乃指因詐騙行為、未經許可事項、錯誤、遺漏、內部程序之不足及失誤、人為及系統或外來因素而產生之經濟損失風險。運作風險之管理包括界定、評估、監察、控制及減低風險，恒生運作風險管理系統由高級管理人員負責管理：界定程序、活動及產品中潛在之運作風險；設有完善資訊系統界定及評估運作風險及定期編製報告；準確記錄及報告運作風險引致之損失。

由人為錯誤或詐騙行為所造成之風險損失，可透過完善之內部監控系統而減低。其中包括有完善紀錄之程序記錄過程、獨立審批及核對和監察相關交易，內部監控系統之詳情載於第四十三頁「企業管治及其他資料」。本行亦為保障業務運作及固定資產之有關損失購買適當保險。為減低因系統失誤或天災而影響或中斷業務之風險，所有業務及主要之後勤運作均設有後備系統及緊急業務復原計劃。後備電腦系統以及業務復原所需之場地亦已預備妥當。本行已訂立詳細之緊急復原措施並定期舉行演習，以確保該等程序趨時及正確。

利國偉　大紫荊勳賢
名譽董事長



艾爾敦先生
董事長



董事

利國偉　大紫荊勳賢

名譽董事長

八十五歲。一九四六年加入本行，一九五九年十二月任董事，一九七六年一月任副董事長，一九八三年至一九九六年二月任執行董事長，一九九六年三月至一九九七年十二月任非執行董事長，一九九八年一月一日起任名譽董事長。一九七八年至一九八四年為香港上海滙豐銀行有限公司非執行董事，一九八四年至一九九二年任香港上海滙豐銀行有限公司董事會顧問，一九九一年至一九九七年任滙豐控股有限公司董事會顧問。恒生商學書院之名譽校董會主席，美麗華酒店企業有限公司及新世界發展有限公司董事。香港中文大學校董會終身校董。獲授由敦豪國際集團及南華早報聯合贊助之香港商業獎之一九九四年商業成就獎。於一九九七年七月榮獲香港特別行政區政府頒授「大紫荊勳章」。

艾爾敦先生

董事長

五十八歲。一九九六年六月獲委任本行董事，一九九八年一月一日獲委任非執行董事長。香港上海滙豐銀行有限公司主席。滙豐控股有限公司、地鐵有限公司及太古洋行有限公司董事。香港賽馬會董事。香港公益金執行委員會主席。香港總商會理事會副主席及香港貿易發展局理事會成員。獲授由敦豪國際集團及南華早報聯合贊助之香港商業獎之二零零三年商業成就獎。

鄭海泉先生

副董事長兼行政總裁

五十五歲。一九九四年十月任本行董事，一九九五年四月任常務董事，一九九八年三月任副董事長兼署理行政總裁，一九九八年八月起任副董事長兼行政總裁。恒生人壽保險有限公司、恒生商學書院校董會及衛奕信勳爵文物信託人委員會主席。香港上海滙豐銀行有限公司、鷹君集團有限公司及九廣鐵路公司董事。證券及期貨事務監察委員會之程序覆檢委員會及香港特別行政區政府之首長級薪俸及服務條件常務委員會主席。香港銀行學會會長。香港工商專業聯會副主席。香港中華總商會會董。北京市政協常務委員會委員。香港特別行政區行政會議成員及立法會議員薪津獨立委員會委員，及香港公益金董事會成員。香港科技大學顧問委員會成員。於二零零零年九月獲浙江大學及於二零零一年四月獲深圳大學委任為客座教授。二零零零年十月獲西南財經大學委任為榮譽教授。

*陳祖澤先生

六十歲。九龍巴士（一九三三）有限公司董事長。九龍巴士控股有限公司及粵海投資有限公司之董事。路訊通控股有限公司之董事兼主席。一九六四年至一九七八年及一九八零年至一九九三年間任職於香港政府。期間歷任港督私人秘書、副常務司、政府新聞處處長、副布政司、工商司及教育及人力統籌司等要職。香港賽馬會副主席。香港科技大學校董會主席。香港公益金董事會董事及執行委員會副主席。於一九九九年七月榮獲香港特別行政區政府頒授「金紫荊星章」。一九九五年八月獲委任本行董事。

*鄭裕彤博士

七十八歲。新世界發展有限公司主席。周大福珠寶金行有限公司董事長及信德集團有限公司董事。一九八五年三月獲委任本行董事。

簡善恒先生

四十一歲。二零零三年四月起任香港上海滙豐銀行有限公司財務主管。二零零三年五月獲委任本行董事。

何添博士

九十五歲。一九三三年加入本行，一九五二年十二月任董事兼總經理，一九六七年至一九七九年任副董事長。美麗華酒店企業有限公司名譽董事長。新世界發展有限公司及景福集團有限公司之

鄭海泉先生

副董事長兼行政總裁



董事。香港中文大學聯合書院永久校董、香港中文大學校董、恒生商學書院校董、鄧肇堅何添慈善基金委員、何氏宗親總會永遠會長、旅港番禺會所永遠名譽會長及金銀業貿易場永遠名譽會長。

***許晉乾先生**

六十歲。Pointpiper Investment Limited 之董事兼行政總裁。中建企業有限公司、怡和控股有限公司、怡和策略控股有限公司及置地控股有限公司董事。一九九四年八月獲委任本行董事。

***利定昌先生**

五十歲。希慎興業有限公司主席。國泰航空有限公司、SCMP集團有限公司及馬士基(中國)航運有限公司之非執行董事,並為多間公司之董事。香港地產建設商會副會長。二零零二年八月獲委任本行董事。

***李家祥議員**

五十歲。李湯陳會計師事務所首席合夥人。中國人民政治協商會議第十屆全國委員會委員。香港特別行政區立法會議員。立法會政府帳目委員會主席。九龍巴士控股有限公司、數碼通電訊集團有限公司、Wong's International (Holdings) Limited、中國航空技術國際控股有限公司、萬科企業股份有限公司、華潤創業有限公司及香港工商專業聯會之董事。一九九四年任香港會計師公會會長。現為香港金融管理局接受存款公司諮詢委員會及稅務局稅務用家委員會委員。於二零零三年七月榮獲香港特別行政區政府頒授「金紫荊星章」。二零零零年二月獲委任本行董事。

羅康瑞博士

五十五歲。瑞安集團主席兼行政總裁。鷹君集團有限公司董事、新世界中國地產有限公司非執行董事及中國電訊股份有限公司獨立非執行董事。中國人民政治協商會議第十屆全國委員會委員。中華全國工商業聯合會副主席。香港工商專業聯會會長。長江開發滬港促進會理事長、重慶市人民政府經濟顧問、港美商務委員會香港委員、香港科技大學顧問委員會成員。於一九九八年七月榮獲香港特別行政區政府頒授「金紫荊星章」。獲授由敦豪國際集團及南華早報聯合贊助之香港商業獎之二零零一年商業成就獎。獲香港董事學會頒發「2002年度傑出董事獎」。一九九九年二月獲委任本行董事。

陸觀豪先生

五十二歲。一九七五年加入本行,一九九四年十月任本行董事兼副行政總裁。一九九六年四月起任常務董事兼副行政總裁。安盛保險有限公司及九倉電訊有限公司董事。香港銀行學會副會長。尤德爵士紀念基金信託委員會主席。財經界人力資源諮詢委員會副主席。證券及期貨事務監察委員會之諮詢委員會委員。廣播事務管理局成員。香港中文大學校董會成員及大學司庫。恒生商學書院校董。瑪麗醫院慈善信託委員會成員。

莫偉健先生

五十五歲。一九六六年加入本行,曾任與零售銀行、押滙及稽核有關之多個不同崗位,一九八八年至一九九四年七月任稽核處處主任,一九九四年八月獲委任零售銀行業務處處主任,一九九五年一月任高級助理總經理,一九九五年七月任副總經理,一九九六年一月升任總經理,一九九九年八月任董事兼總經理,二零零零年四月起出任本行常務董事兼總經理。負責本行零售銀行、私人銀行、投資服務及保險業務。香港金融管理局接受存款公司諮詢委員會委員。香港浸會大學諮議會成員。李寶椿聯合世界書院(香港)有限公司校董會副主席及恒生商學書院之校董會成員。

柯清輝先生

五十四歲。二零零零年二月起任香港上海滙豐銀行有限公司總經理。滙豐保險集團(亞太)有限公司主席。國泰航空有限公司、思捷環球控股有限公司、香港銀行同業結算有限公司及和記黃埔有限公司董事。香港貿易發展局理事會成員。二零零三年度香港銀行公會主席。二零零零年二月獲委任本行董事。

***冼為堅博士**

七十四歲。萬雅珠寶有限公司董事長。美麗華酒店企業有限公司副主席、新世界發展有限公司常務董事及景福集團有限公司董事。一九九一年十一月獲委任本行董事。

***鄧日燊先生**

五十一歲。昇和有限公司主席兼董事長,並為景福集團有限公司之副董事長、美麗華酒店企業有限公司及香港商業廣播有限公司之董事。懲教署人員子女教育信託基金委員會主席、華人永遠墳場管理委員會委員、人事登記審裁處審裁員、香港特別行政區護照(上訴委員會)委員、大律師紀律審裁團成員及香港海關人員子女教育信託基金投資顧問委員會委員。於一九九七年獲委為太平紳士。二零零零年七月榮獲香港特別行政區政府頒授「銅紫荊星章」。一九九五年八月起獲委任本行董事。

**獨立非執行董事*

艾爾敦先生為滙豐控股有限公司及香港上海滙豐銀行有限公司之董事。鄭海泉先生為香港上海滙豐銀行有限公司之董事。柯清輝先生為香港上海滙豐銀行有限公司之總經理。簡善恒先生為 HSBC Asia Holdings BV 之董事及香港上海滙豐銀行有限公司之財務主管。滙豐控股有限公司、HSBC Asia Holdings BV 及香港上海滙豐銀行有限公司擁有本行之權益根據證券及期貨條例第 XV 部第二及第三分部乃屬需公佈者。

高層管理人員

鄭海泉先生

副董事長兼行政總裁

(鄭海泉先生之簡介已列於第三十四頁。)

陸觀豪先生

常務董事兼副行政總裁

(陸觀豪先生之簡介已列於第三十五頁。)

莫偉健先生

常務董事兼總經理

(莫偉健先生之簡介已列於第三十五頁。)

茲謹將截至二零零三年十二月三十一日年度之報告書及已審核賬項送呈台覽。

主要業務

本行及各附屬及聯營公司從事銀行業及有關之金融服務。

溢利

本行及各附屬及聯營公司之本年度綜合溢利連同有關經已派發及宣佈派發之股息詳情列於本年結第一百零三頁。

主要客戶

董事會認為，本行五位最大客戶所佔是年度本行總利息及其他營業收入少於百分之三十。

附屬公司

有關本行各主要附屬公司於二零零三年十二月三十一日之資料列於本年結第一百四十九頁。

股本

是年度內本行之註冊股本及實收股本並無任何變動。

捐款

是年度內本行及各附屬公司之慈善捐獻共為港幣一千二百萬元。

董事會

於年結日時，本行之董事為利國偉博士、艾爾敦先生、鄭海泉先生、陳祖澤先生、鄭裕彤博士、簡善恒先生、何添博士、許晉乾先生、利定昌先生、李家祥議員、羅康瑞博士、陸觀豪先生、莫偉健先生、柯清輝先生、冼為堅博士及鄧日燊先生。

彭世文先生因獲委任 HSBC North America 高級執行副總裁及財務總監，於二零零三年四月二十三日起請辭本行董事職務。

簡善恒先生於二零零三年五月二十二日獲委任為本行董事，並依章告退，但願應選連任。

董事許晉乾先生、李家祥議員及冼為堅博士依章輪值告退，但願應選連任。

本行並無與將於股東週年常會上擬重選連任之董事訂立任何於一年內若由本行終止合約時須作出賠償（除法定賠償外）之服務合約。

是年度內及於年結日時，本行或本行之任何控股公司、任何附屬公司或同母系附屬公司並無訂立本行董事享有重大權益之重要合約。

董事委員會

董事會設立兩個董事委員會，分別為執行委員會及審核委員會。

執行委員會

執行委員會定期舉行會議，並在董事會直接授權下，以一般管理委員會形式運作，成員包括鄭海泉先生（主席）、柯清輝先生、陸觀豪先生及莫偉健先生（董事）。

審核委員會

審核委員會定期與本行之財務、內部稽核及條例執行之高層管理人員，以及本行之核數師舉行會議，以考慮本行之財務報告、稽核檢討之性質及範圍，以及內部監控及條例執行制度之效率。審核委員會之成員為李家祥議員（主席）、鄧日燊先生及簡善恒先生，彼等均為本行之非執行董事。

最佳應用守則及監管政策手冊內有關本地註冊認可機構的企業管治指引

本行於是年度內恪守本行所採納之最佳應用守則，該守則包括香港聯合交易所有限公司之證券上市規則（「上市規則」）附錄十四之全部指引。本行並遵循香港金融管理局於二零零一年九月發出之監管政策手冊內有關本地註冊認可機構的企業管治指引。有關本行企業管治之詳情列於第四十三頁及第四十四頁。

董事權益

本行董事依照上市規則而作出之公佈，於年結日時所持有之本行及各相聯公司之證券、股本衍生工具及債券之權益（依照證券及期貨條例第 XV 部份之釋義）詳情列於下表之內。

	個人權益（實益持有）	家屬權益（配偶或十八歲以下子女之權益）	公司權益（控制公司之權益）	其他權益	總數	總數佔發行股本百分率
持有本行之普通股（每股面值港幣五元正）						
利國偉博士	1,091,516	1,184,783	350,990[1]	158,152[2]	2,785,441	0.15
艾爾敦先生	300	–	–	–	300	0.00
陳祖澤先生	–	–	–	1,000[3]	1,000	0.00
何添博士	3,480,252	–	–	–	3,480,252	0.18
陸觀豪先生	1,983	2,500	–	–	4,483	0.00
莫偉健先生	1,625	–	–	–	1,625	0.00
持有滙豐控股有限公司之普通股（每股面值0.50美元）						
利國偉博士	1,789,255	1,413,325	77,604[1]	1,731,077[2]	5,011,261	0.05
艾爾敦先生	46,189[4]	905	–	289,829[7]	336,923	0.00
鄭海泉先生	35,533	50,559	–	158,249[7]	244,341	0.00
陳祖澤先生	14,283	–	–	3,000[3]	17,283	0.00
簡善恒先生	267	8,188	–	53,815[7]	62,270	0.00
何添博士	102,687	–	–	–	102,687	0.00
許晉乾先生	9,487	24,342	1,051,176[5]	–	1,085,005	0.00
李家祥議員	–	18,132	79,622[6]	–	97,754	0.00
陸觀豪先生	54,287	2,445	–	66,454[7]	123,186	0.00
莫偉健先生	–	–	–	62,839[7]	62,839	0.00
柯清輝先生	63,744	32,481	–	135,030[7]	231,255	0.00

註：

(1) 利國偉博士及其夫人有權控制某一私人公司百分之三十三點三三之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

(2) 利國偉博士及其夫人乃一慈善基金其中兩位信託人，該慈善基金持有 1,664,597股滙豐控股有限公司股份，而該基金按稅務條例第88條可豁免繳稅。又利國偉博士之夫人乃兩項信託之兩名信託人之一，而該兩項信託包括158,152股本行股份及66,480股滙豐控股有限公司股份。利國偉博士及其夫人並非此註 (2)內所述股權之受益人。

(3) 陳祖澤先生及其夫人乃一項信託之受益人，而該信託持有1,000股本行股份及3,000股滙豐控股有限公司股份。

(4) 此等股份乃由艾爾敦先生及其夫人共同持有。

(5) 許晉乾先生全權控制一間私人公司 Parc Palais Incorporated 之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

(6) 李家祥議員有權控制某一私人公司不少於三分之一之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

(7) 此等權益乃(i)根據滙豐集團優先認股計劃授予董事認購每股0.50美元之滙豐控股有限公司普通股之優先認股權及(ii)根據滙豐控股有限公司有限制股份計劃，授予董事每股面值0.50美元之滙豐控股有限公司普通股之有條件獎勵股份，現將有關數目體列如下：

	優先認股權（詳情見下列明細表）	根據滙豐控股有限公司有限制股份計劃之有條件獎勵股份（詳情見下列明細表）	總數
艾爾敦先生	–	289,829	289,829
鄭海泉先生	3,070	155,179	158,249
簡善恒先生	41,348	12,467	53,815
陸觀豪先生	2,927	63,527	66,454
莫偉健先生	3,126	59,713	62,839
柯清輝先生	2,994	132,036	135,030

於年結日時，下列董事持有每股面值0.50美元之非上市而實股結算之滙豐控股有限公司普通股之優先認股權。該等認股權乃滙豐控股有限公司無代價授予該等董事。

	於年結日時持有之優先認股權	於年內行使優先認股權認購每股0.50美元之普通股	每股行使價（以便士計）	授予日期	開始行使日期	截止行使日期
艾爾敦先生	–	36,000[1]	217.27	1995年3月7日	1998年3月7日	2005年3月7日
	–	40,500[1]	333.34	1996年4月1日	1999年4月1日	2006年4月1日
鄭海泉先生	3,070	–	534.96	2003年5月8日	2008年8月1日	2009年1月31日
簡善恒先生	17,550	–	637.54	1999年3月29日	2002年4月3日	2009年3月29日
	6,500	–	746.00	2000年4月3日	2003年4月3日	2010年4月3日
	7,500	–	871.20	2001年4月23日	2004年4月23日	2011年4月23日
	7,000	–	840.50	2002年5月7日	2005年5月7日	2012年5月7日
	2,798	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
	41,348					
陸觀豪先生	1,248	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,679	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
	2,927					
莫偉健先生	3,126	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
柯清輝先生	–	21,000[2]	627.67	1998年3月16日	2001年3月16日	2008年3月16日
	1,875	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,119	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
	2,994					

註：

(1) 於行使優先認股權之日，即二零零三年五月二十七日，每股最高價為712便士。

(2) 於行使優先認股權之日，即二零零三年十一月十一日，每股最高價為900.5便士。

於年結日時，董事根據滙豐控股有限公司有限制股份計劃獲授予而由一項信託持有每股面值0.50美元之滙豐控股有限公司普通股之有條件獎勵股份數目，現臚列如下：

	於2003年1月1日持有之獲授股份	年內獲授之股份	年內發放並轉歸董事名下之獲授股份	於2003年12月31日持有之獲授股份(1)
艾爾敦先生	221,883	85,750	31,182	289,829
鄭海泉先生	114,129	43,602	10,216	155,179
簡善恒先生	12,235(2)	–	–	12,467
陸觀豪先生	48,639	12,235	–	63,527
莫偉健先生	45,005	12,235	–	59,713
柯清輝先生	81,553	44,450	–	132,036

註：

(1) 上列數目包括代息股份而收取之額外股份。

(2) 此乃簡善恒先生於二零零三年五月二十二日出任本行董事當日持有之獲授股份。

上述全部權益皆為長盤。根據本行依照證券及期貨條例第352條而設之董事及行政總裁權益及淡倉登記冊，於二零零三年十二月三十一日，並無淡倉記錄。

除上述外，是年度內，本行、本行之任何控股公司、附屬公司或同母系附屬公司並無參與任何協定使本行董事取得本行或其他公司股份或債券而獲益。

於截至二零零三年十二月三十一日之年度內，本行並無發給認購本行股本或債務證券之權利予任何人士，亦無任何人士行使該等權利。

董事在與本行構成競爭之業務所佔權益

下列本行董事根據上市規則第8.10條作出申報，於二零零三年底時，在下述本行以外機構佔有權益，而該等機構之業務與本行直接或間接構成競爭或可能構成競爭：

利國偉博士為新世界金融有限公司之董事，該公司從事貸款業務。

艾爾敦先生為本行最終控股公司滙豐控股有限公司及其若干附屬公司（包括本行之直屬控股公司香港上海滙豐銀行有限公司）之董事。

鄭海泉先生為香港上海滙豐銀行有限公司及其附屬公司滙豐保險集團（亞太）有限公司之董事。

簡善恒先生為HSBC Asia Holdings BV及其若干附屬公司之董事。HSBC Asia Holdings BV為香港上海滙豐銀行有限公司之直屬控股公司。

陸觀豪先生為安盛保險有限公司之董事，該公司從事一般保險業務。

莫偉健先生為滙豐投資管理（香港）有限公司及HSBC Investment Funds (Hong Kong) Limited之董事，該等公司皆為香港上海滙豐銀行有限公司之附屬公司。

柯清輝先生為滙豐保險集團（亞太）有限公司之董事，該公司為香港上海滙豐銀行有限公司之附屬公司。

滙豐控股有限公司透過各附屬及聯營公司提供全面之銀行、保險及有關之金融服務。

本行董事所申報其佔有權益之機構，均分別由獨立之董事會及管理層管理，並須各自向其股東負責。

本行董事會內共有七位獨立非執行董事。該等獨立非執行董事之意見對董事會所作之決定有重要之影響。本行之審核委員會由三位非執行董事組成，定期開會檢討本行及各附屬公司之財務、內部監控及條例執行事宜。是以本行與上述董事所申報之業務，可基於各自利益獨立經營。

董事酬金

於截至二零零三年十二月三十一日之年度，本行各董事（包括執行董事及獨立非執行董事）之酬金以具名方式詳列於本年結第一百二十六頁。

主要股東權益

根據本行依照證券及期貨條例而設之登記冊，於二零零三年十二月三十一日，下列公司擁有本行之權益（按照該條例所規定者）如下：

公司名稱	持有之普通股數量（每股面值港幣五元正）（佔總數百分率）
香港上海滙豐銀行有限公司	1,188,057,371 (62.14%)
HSBC Asia Holdings BV	1,188,057,371 (62.14%)
HSBC Asia Holdings (UK)	1,188,057,371 (62.14%)
HSBC Holdings BV	1,188,057,371 (62.14%)
HSBC Finance (Netherlands)	1,188,057,371 (62.14%)
滙豐控股有限公司	1,188,057,371 (62.14%)

香港上海滙豐銀行有限公司為 HSBC Asia Holdings BV 之全資附屬公司，HSBC Asia Holdings BV 為 HSBC Asia Holdings (UK) 之全資附屬公司，而 HSBC Asia Holdings (UK) 為 HSBC Holdings BV 之全資附屬公司。同時，HSBC Holdings BV 為 HSBC Finance (Netherlands) 之全資附屬公司，而 HSBC Finance (Netherlands) 則為滙豐控股有限公司之全資附屬公司。因此，香港上海滙豐銀行有限公司之權益亦被視為 HSBC Asia Holdings BV、HSBC Asia Holdings (UK)、HSBC Holdings BV、HSBC Finance (Netherlands) 及滙豐控股有限公司所擁有之權益。

本行董事會認為，滙豐控股有限公司實益持有本行之普通股 1,188,057,371股（62.14%）。

上述全部權益皆為長盤。根據本行依照證券及期貨條例第336條而設之股份權益及淡倉登記冊，於二零零三年十二月三十一日，並無淡倉記錄。

購買、沽售或購回本行之上市證券

是年度內本行或任何附屬公司並無購買、沽售或購回本行之上市證券。

監管政策手冊內有關本地註冊認可機構披露財務資料之指引

本行截至二零零三年十二月三十一日止之年度會計賬項，完全符合香港金融管理局於二零零二年十一月頒佈之監管政策手冊內有關本地註冊認可機構披露財務資料指引之各項要求。

核數師

本行之核數師畢馬威會計師事務所將任滿告退，但表示願意留任。在行將召開之股東週年常會上將提呈議案，批准續聘畢馬威會計師事務所為本行之核數師。

承董事會命

董事長 **艾爾敦** 謹啟

香港 二零零四年三月一日

企業管治

本行致力實施良好的企業管治，並遵循香港金融管理局於二零零一年九月發出之監管政策手冊內有關本地註冊認可機構的企業管治指引。本行於是年度內亦恪守本行所採納之最佳應用守則，該守則包括香港聯合交易所有限公司之證券上市規則（「上市規則」）附錄十四之全部指引。

董事會

本行董事會由十六位具備不同經驗之人士組成，彼等之個人簡介列於第三十四頁至第三十六頁。當中三位為執行董事，其餘十三位為非執行董事。在十三位非執行董事中，七位為獨立非執行董事。

本行董事會致力達成令股東回報穩步增長，及提供超卓服務之目標，並制訂策略及監察管理層之運作。董事會亦定期召開會議，於二零零三年曾舉行九次會議。

本行董事會設立兩個董事委員會，即執行委員會及審核委員會。執行委員會於董事會會議相隔期間每月召開會議，而由一名獨立非執行董事出任主席之審核委員會，定期舉行會議，通常為每年四次。有關該兩個董事委員會之詳情列於第三十七頁之董事會報告書內。

內部監控

本行董事會負責本行及各附屬公司之內部監控系統，以及檢討其效能。

本行之內部監控系統包括完善之組織架構，以及全面的政策及標準。每一業務及運作單位之責任範圍均清楚列明，以確保有效之制衡。

本行已採納一系列程序，以防止資產被未經授權挪用或處置、妥善保存會計記錄，及確保業務上使用或向外公布之財務資料均屬可靠。此等程序只能提供合理保證，惟不能絕對確保不會出現重大錯誤、損失或詐騙行為。

本行亦採取多項制度和程序，以識別、控制和滙報主要風險，包括信貸、市場、資本、流動資金及營運等方面。此等風險由信貸委員會、資產負債管理委員會及執行委員會負責監控。有關管理個別風險類別之準則及程序，現詳列於第十九頁至第三十三頁之財務概況內。

此外，本行並制訂程序（由打擊洗黑錢活動以至健康與安全規則），以管理在日常業務上可能引致之聲譽損失風險。

本行每年將年度營運計劃提交董事會審議及通過。同時亦會將業務表現與年度營運計劃之差異報告，呈交執行委員會及董事會作定期監察。此外，本行會每三年至五年制訂一份策略計劃。有關未來五年之最新策略，已由董事會於二零零三年五月通過。

內部稽核為本行內部監控系統重要之一環，負責監察內部監控程序之效能，並確保各業務及運作單位能遵守既定之政策及準則，亦經常就有關營運效益及其他風險管理事項向本行管理層作出建議。內部稽核工作集中於該等根據風險管理原則而確定為本行最大風險之運作範疇。本行稽核主管向董事長及審核委員會負責。

本行每年均對內部監控系統進行效益檢討，內容包括財務、營運、條例執行及風險管理之監控。

員工薪酬

本行致力吸引、激勵與保留最優秀的人才。

於決定薪酬方案時，已適當地考慮本行營運地區之薪酬水平及結構，以及市場狀況。

為激勵員工盡展所能，本行採納以表現為本之薪酬制度。薪酬乃按個人與業務之表現、市場慣例、內部對比及市場競爭情況等因素每年作出檢討。

本行在適當之情況下，會向員工發放與業績掛鈎之酬金，以資獎勵。酬金之水平則視乎本行執行年度營運預算計劃之成績及個

別員工之表現。此外，作為長遠鼓勵，員工可獲發放根據滙豐控股之有關集團股份計劃之獎勵，但須視乎是否達到預定目標。另外，合資格員工亦可參與滙豐控股之儲蓄優先認股計劃。

員工之參與 / 員工發展

本行建立有效之渠道與員工作雙向溝通。管理層訊息例如業務發展方向、策略及業績等，均會透過不同渠道包括內部業務會議、內部刊物、晨早廣播、座談會及培訓課程向員工傳達，並歡迎員工就與其相關之事宜作出回應。本行更鼓勵員工透過參與工作改善計劃、跨部門合作以及創念計劃提出新建議。上述措施均有助本行與員工同心同德，為本行之業務發展努力。

本行提供員工發展計劃，有關計劃除協助員工達成其個人事業發展目標及提供與受法例規管業務有關所需的持續專業訓練外，更有助提升員工能力，以應付本行未來之挑戰。

行為守則

為確保本行以專業操守及高道德水平營運，本行將職員行為守則納入職員手冊內，所有員工均需嚴格遵守。該守則乃符合有關監管機構之指引及業內之最佳實務，並列出員工需要遵守之道德標準及價值觀，範圍涵蓋與法例、監管及道德有關之事項，並包括防止賄賂、員工買賣證券、私人利益及外間兼職之事宜。

本行不時提醒員工遵守該守則，並會定時檢討及更新該守則之內容。

健康與安全

本行深明一個安全之工作環境，必須能有效地管理健康與安全事宜。本行之目標為預先辨別涉及健康、安全及火災的風險，評估其相關之風險及採取有效措施，以消除、減低或控制因火警、意外或僱員和訪客受傷之重大風險。

本行已訂立健康及安全之準則、政策、規則及程序，並由本行之防火及安全主任負責執行。全體員工透過積極參與包括定期安全檢查、定期培訓課程及週年緊急疏散演習等，以符合法例規定及內部有關健康及安全標準之政策、規則及程序。

與股東之溝通

本行極重視與股東之溝通，並透過多種渠道增進與投資者的瞭解及交流。本行之年度及中期業績公布均會於網上直播，而年報及中期報告亦載有本行業務策略及發展之詳細資料。至於股東週年常會則提供與股東溝通之機會，各董事並會回答有關業務之提問。本行指定高層管理人員會定期與機構投資者及分析員會面，並向彼等提供與本行發展有關之適時訊息。本行之網址 *www.hangseng.com* 設有一個與投資者關係之網頁，以方便適時地瀏覽本行之新聞稿及其他業務訊息。

恒生銀行是一家肩負社會責任的商業機構，致力回饋社會，並在經營時實踐環保之道。

恒生深信能與社會共享成果，並在營運上以環保為己任，將可創建一個更美好的未來。

本行獲納入「富時全球社會責任指數」，乃是對本行在社會責任和貢獻等方面的認同。

社區服務

恒生參與多項慈善及贊助項目，重點在教育、社區服務及體育等方面，以實踐援助有需要人士，為改善香港的生活質素盡一分力。

於二零零三年至二零零四年度，本行共頒發一百二十九個獎學金，供優秀學生在本港、內地及海外進修。自一九九五年迄今，本行合共頒發近六百八十個獎學金名額，金額共逾港幣三千四百萬元。二零零三年再有五名本港及內地學生獲頒獎學金赴海外進修，令恒生海外留學獎學金計劃之受惠學生總數增加至三十三名。

本行於二零零一年起展開一項為期三年的贊助計劃，成立「恒生乒乓球學院」，至二零零三年底參加人數超逾四萬名。本行會於二零零四年至二零零六年期間，繼續贊助「恒生乒乓球學院」，預期參加人數會突破五萬一千名。本行於「恒生乒乓球學院」之累積贊助將達港幣七百三十萬元，而本行自一九九一年起用於推廣乒乓球運動之累積贊助，更高達港幣二千萬元。

在香港藝術發展局舉辦的「香港藝術發展獎」中，本行贊助的「恒生銀行跳躍音符伴成長」，獲頒「藝術發展獎」銀獎。「跳躍音符伴成長」是一項寓教育於音樂的計劃，引領學生欣賞音樂的妙趣。在二零零三年至二零零四年度，共有五萬六千名學生參加，而自一九九八年起計，累積參加人數共約三十萬名。

在二零零三年，本行推出總金額達港幣七千五百萬元之紓解財困措施，以協助受「沙士」疫症影響的個人及行業，並鼓勵本地消費。

本行亦合共捐出港幣七十萬元，協助受「沙士」影響者紓困及推廣抗炎工作，並成立獎學金，以紀念兩位因對抗「沙士」而英勇殉職之公立醫院醫生。

本行自一九九九年起共捐助超過港幣一百二十萬元予苗圃行動，在內地貧困地區重建四所學校，涉及學生人數逾一千四百名。其中一間位於四川之小學，於二零零三年進行重建。

於二零零三年，本行之慈善捐款超逾港幣一千二百萬元。自一九九三年起計，本行之慈善捐款累積約為港幣一億一千五百萬元，其中約港幣一千五百萬元乃捐贈予香港公益金。自本行於二零零一年十二月推出網上捐款服務以來，本行客戶共捐出善款約港幣一百五十萬元。

員工之義工計劃為本行參與社區活動之重要一環，並獲香港政府社會福利署頒贈「二零零二年最高服務時數獎（私人團體）」冠軍，以資表揚。本行員工亦出任多個慈善機構或公共團體之公職。

本行獲香港社會服務聯會頒贈二零零三年至二零零四年度之「商界展關懷」標誌。

環保政策

恒生致力減低其業務對環境可能構成之影響，並制訂一系列以推動可持續發展為目標之管理措施。

為確保本行於進行融資的同時，亦能盡環保責任，本行已將環境風險評估列為授信之考慮條件之一。另本行提供項目融資時，亦會根據「赤道原則」進行。

本行自二零零三年一月起，採納一項根據本行實行多年的環保工作而制定之環保政策，並由環保管理委員會負責監察有關實施情況。有關本行環保政策之詳情，請瀏覽本行網址 *www.hangseng.com*。

為改善環保工作，本行已訂立目標，在二零零三年至二零零七年之五年內，降低溫室氣體排放量百分之五，以及減少每年紙張用量。本行亦已逐步加強措施，以減少廢物及增加回收再造。

本行於二零零三年成立「環保大使計劃」，鼓勵員工注重環保並積極改善環境。約有一百二十名員工，獲推選擔任環保大使。

本行自一九九六年起停止寄發聖誕卡，並將有關款項捐贈慈善團體，累積捐款達港幣七十萬元。本行一貫支持世界自然（香港）基金會，並為該會之鑽石公司會員。

恒生之電子賀卡系列為本地金融機構中款式最齊全之一，自二零零一年十二月推出以來，客戶及公眾經本行網頁寄出的電子賀卡超逾十八萬張。此項服務於二零零三年獲國際傳播專業人士協會頒發 Gold Quill Award 獎項。

本行會繼續透過電子通訊及服務，致力節省內部及客戶交易方面的資源。於二零零三年，登記使用本行網上銀行的客戶增加百分之三十三點六，總數躍升至約三十三萬七千名，反映了本行在此方面的成效。



感謝社會各界的支持！

恒生是一家肩負社會責任的商業機構，致力於慈善及贊助活動，範圍由本地及海外獎學金計劃以至推廣乒乓球運動等，發揮「取諸社會，用諸社會」的精神。

THANK YOU

I am pleased to report that from 1 January 1999 until 31 December 2003, Hang Seng exceeded its Managing for Value target of doubling shareholder value. A total return of 106.3% was achieved for shareholders, as measured by share price appreciation and reinvested dividends.

This was substantially higher than the average return of 46.2% recorded by Hang Seng Index constituents over the same period.

In absolute terms, our total shareholder value increased by HK$140.7 billion in the five-year period.

2003 was also a year when we made substantial progress in our target of becoming a major foreign bank in mainland China. In a milestone development, we signed an agreement in December to acquire, subject to regulatory approval, 15.98% of Industrial Bank Co Ltd's enlarged capital for a consideration of RMB1,726 million in cash.

With this transaction, Hang Seng will be the largest foreign investor in a Mainland bank both in terms of invested capital and percentage of shareholding. Hang Seng will also be the first foreign bank to acquire more than 15% of a Mainland bank.

Our strategic partnership with Industrial Bank, which has a nationwide network of over 240 outlets, will significantly increase opportunities to build our business in the Mainland.

On 3 March 2003, Hang Seng celebrated its 70th anniversary. The anniversary tagline – 70 Years of Excellence – highlights the Bank's commitment to exceed the expectations of its stakeholders and excel in its operations.

I take this opportunity to thank shareholders, customers, colleagues and all those who have helped make the Bank the success it is today. Their solid support and firm confidence in Hang Seng have allowed the Bank to grow from strength to strength.

Results Overview

Hang Seng remained resilient in a year affected by SARS. Attributable profit for 2003, at HK$9,539 million, was 3.8% lower than the previous year. However, if the increase in the profits tax rate for the year and a large release in general provisions in 2002 were excluded, attributable profit would increase by 0.7%.

Earnings per share of HK$4.99 were 3.9% lower. Our return on average shareholders' funds in 2003 was a record 23.4%, compared with 23.1% in the previous year.

In view of the Bank's strong balance sheet and sound business fundamentals, the Directors have declared a third interim dividend of HK$1.80 per share, payable on 25 March 2004. This follows the move to a programme of quarterly dividends from 2004, in recognition of the increasing importance of dividend flows to our shareholders.

The third interim dividend will take the total distribution for 2003 to HK$4.90 per share, compared with HK$5.40 per share for 2002. The 2002 dividend distribution included a special dividend of HK$0.50 per share on the occasion of the Bank's 70th anniversary.

The total dividends for 2003 represent 98% of the attributable profit for the year.

Our thanks go to...

our shareholders for whom we are creating superior value in return for their trust in us. The total shareholder return in the five years to 2003 was 106.3%, or HK$140.7 billion.


Thank You

Our thanks go to...

our dedicated and professional staff

whose service excellence helps us meet rising customer expectations and delivers our success.


A Sincere Thank You

Future Outlook

Given the improvement in sentiment and external demand, the economic recovery in Hong Kong is expected to accelerate in 2004. However, structural problems such as the fiscal deficit and unemployment still need to be resolved for the economy to achieve sustained growth in future.

Hang Seng is cautiously optimistic about prospects for 2004. Although the economy is improving and the government is facilitating the economic convergence of Hong Kong and mainland China, operating conditions will remain difficult. The banking sector is facing the challenges of rising customer expectations, subdued credit and depressed margins.

We shall continue to enhance shareholder value, step up efforts to help our customers realise their wealth management aspirations, create an environment where staff can thrive and share our gains with the communities we serve.

We serve more than one-third of Hong Kong's population. As their preferred partner, Hang Seng will continue to deepen relationships with them and launch innovative products and services.

To help customers capture business opportunities arising from the Mainland/Hong Kong Closer Economic Partnership Arrangement (CEPA), we are expanding services in the rapidly growing Pearl River Delta and economically vibrant Yangtze River Delta.

Our staff are the source of our strength and we thank them for their commitment and dedication in a year full of challenges.

Compensation strategies allow staff who perform strongly to be recognised. In March, a performance-based variable bonus was paid. During the year, awards were also made to staff under the relevant HSBC Group share plans. In addition, eligible employees subscribed to the HSBC Holdings savings-related share option plan.

I wish to express my sincere appreciation to my fellow Directors for their wise counsel. Mr Simon Penney resigned as a Director with effect from 23 April following his new appointment at HSBC North America. We thank him for his valuable contribution. Mr Simon Glass, Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited, joined the Board on 22 May.

As a financially-strong, forward-looking bank focused on Hong Kong and mainland China, Hang Seng has developed a trusted brand. We shall continue to strive for high standards of excellence in everything we do to create value for our stakeholders, sustain profitability and enhance our market position.

In the next five years from 2004 to 2008, the Bank will be guided by our new strategy to achieve strong competitive growth in earnings per share and operating efficiency in terms of the cost:income ratio.

David Eldon
Chairman
Hong Kong, 1 March 2004

Jan HSI Services Limited, a wholly owned subsidiary, launches the Hang Seng Freefloat Prime Series, comprising three new indexes.

Mar Hang Seng Bank celebrates its 70th anniversary on 3 March.

May A HK$75 million package of measures to provide financial relief to individuals and businesses affected by SARS and to promote local consumption is introduced.

Jun Leisure Class, a new service which offers retirees and those who are planning to retire comprehensive wealth management services and a host of leisure activities and benefits, is launched.

Jul The e-Fund Supermarket is launched to provide customers with comprehensive one-stop online investment fund services.

Aug Hang Seng Bank opens its fifth Mainland branch in Nanjing.

Sep The Integrated Business Solutions Account, which offers small and medium-sized enterprises one-stop financial services to facilitate their business growth, is introduced.

HSI Services Limited, a wholly owned subsidiary, starts to provide the index turnover for the Hang Seng family of Indexes.

Oct Personalised banking services are offered to prospective investor immigrants under the government's Capital Investment Entrant Scheme.

Hang Seng Bank opens its first Mainland sub-branch on Huai Hai Zhong Road in Puxi, Shanghai.

Guangzhou branch commences renminbi services.

Shenzhen branch receives approval from the China Banking Regulatory Commission to operate renminbi services.

Nov A second interim dividend of HK$1.00 per share is announced in respect of the year ending 31 December 2003, following an announcement of a move towards quarterly dividends starting in 2004.

Dec The Hang Seng H-Share Index ETF, the first exchange traded fund tracking the Hang Seng China Enterprises Index, is listed on the Stock Exchange of Hong Kong.

Hang Seng Bank signs an agreement to acquire 15.98% of Industrial Bank Co Ltd's enlarged capital for a total consideration of RMB1,726 million in cash, subject to regulatory and shareholder approval.

The Bank achieves a total return of 106.3% for shareholders from 1999 until 31 December 2003.


優質服務七十年
70 YEARS OF EXCELLENCE

Hang Seng Bank celebrates its 70th anniversary on 3 March 2003.

Our Network

Besides Hong Kong, our business focus is on mainland China, where we are rapidly growing. Our network in the Mainland has increased to five branches, a sub-branch and five representative offices, spanning seven cities. Our strategic partnership with Industrial Bank Co Ltd will significantly expand opportunities to grow our business in the Mainland.


Beijing Representative Office
Shanghai Branch
Shanghai Sub-Branch
Hang Seng Securities Ltd
Shanghai Representative Office
Nanjing Branch
Fuzhou Branch
Xiamen Representative Office
Taipei Representative Office
Guangzhou Branch
Macau Branch
Hong Kong
Shenzhen Branch

Hang Seng Insurance Company Ltd
Shenzhen Representative Office

Hang Seng Investment Management Ltd
Shenzhen Representative Office

Hong Kong

160 branches and automated banking centres

60 Prestige Banking Centres

412 ATMs

Hang Seng's strong focus on customer service, operational efficiency and prudent management allowed it to create value consistently in 2003.

As more customers turned to our broad range of personal financial services products, non-interest income rose to more than one-third of total operating income for the first time.

We increased efforts to provide one-stop solutions in our commercial banking business. We serve more than one-third of Hong Kong's small and medium-sized enterprises (SMEs), the cornerstone of the local economy. Lending to this group increased by 33.7% during the year.

Our market share rose in deposits, advances to customers, trade finance and residential mortgages.

Total assets rose by 6.0% to a record HK$503.0 billion. Total funds under management grew by 42.5% to HK$57.9 billion at the year-end.

In mainland China, we made strong inroads in expanding our network and capabilities in the rapidly growing Pearl River Delta and economically vibrant Yangtze River Delta. The announced deal to acquire 15.98% of Industrial Bank Co Ltd's enlarged capital is part of our plan to grow through partnerships as well as organically in the Mainland.

In recognition of its management quality, Hang Seng was named the Best Domestic Commercial Bank by *Asiamoney* and *The Asset* magazines.

Financial Highlights

The banking sector continued to face the challenges of rising customer expectations, subdued credit and depressed margins in 2003.

Against this backdrop, operating profit before provisions rose by 2.0% to HK$11,475 million, compared with 2002.

Other operating income grew by 21.4% to HK$5,198 million and contributed a record 33.8% of total operating income, compared with 28.4% in 2002. Income from wealth management, namely investment and insurance services, grew strongly by 38.7% to HK$2,540 million, representing 48.9% of total other operating income.

Net interest income decreased by 5.8% to HK$10,179 million in the prevailing low interest rate environment.

Operating expenses increased by 1.8%, mainly for expansion in the Mainland branch network and the marketing of new products. Faster growth in revenue and strict cost control saw the cost:income ratio maintained at 25.4%, among the lowest in the banking world. Reflecting our cost efficiency, attributable profit per employee was HK$1.31 million.

The net charge for bad and doubtful debts amounted to HK$792 million, an increase of 38.7%. This was attributable to the release of HK$330 million in general provisions at the end of 2002 to recognise the reduction in estimated latent losses in our loan portfolio. Specific

Our thanks go to...

our loyal personal customers, *many of whom have banked with us for several decades. To help them achieve their wealth management aspirations, we offer a wide range of value-added products.*


感謝支持

Our thanks go to...

a new generation of customers who have come online. Our secure and convenient e-Banking solutions have allowed us to connect with 337,000 personal customers and 13,000 businesses.


Hang Seng Bank Limited
Thank You

provisions decreased by 11.4% to HK$798 million, mainly reflecting the reduction in new and additional provisions.

Customer deposits increased by 6.3% to HK$439.9 billion. Advances to customers (after deduction of interest in suspense and provisions) grew by 2.2% to HK$229.5 billion, driven mainly by lending to the industrial, commercial and financial sectors.

Advances under the suspended Government Home Ownership Scheme and other government home purchasing schemes decreased by 13.2%. Excluding such advances, total lending to individuals rose by 0.8%. Residential mortgages increased by 1.7% following the pick-up in property market activities in the second half of the year.

The Bank's trade finance rose by 16.1%.

Business Operations

We are leveraging on our large customer franchise and premium service, with the focus on meeting total customer needs through customised and value-added solutions.

Personal financial services remained the major profit contributor, providing 50.6% of the HK$11,137 million profit before tax. This line of business recorded growth of 1.4% in pre-tax profit.

Our personal customer relationship management is built on market segmentation, with services linked to customer life stages and life styles.

Our integrated accounts have become a major platform for service delivery. Leisure Class was launched in June to grow the customer segment of retirees and those who are planning to retire, offering comprehensive wealth management services and a host of leisure activities and benefits.

Investment services and insurance income grew by 29.8% and 109.4% respectively in this line of business.

We widened our range of personal financial services products. The Hang Seng H-Share Index ETF, the first exchange-traded fund tracking the Hang Seng China Enterprises Index, was listed on the Stock Exchange of Hong Kong in December.

The Bank is a leading fund distributor in the retail investor market. A total of 40 investment funds were launched in 2003, taking the total number of funds in the Hang Seng Investment Series to 90. This included 69 capital guaranteed funds – the largest group of such funds in Hong Kong. More than 400 funds from leading fund management companies are also offered to customers.

The securities trading volume increased by 77%, benefiting from the buoyant stock market in the second half of the year.

In the aftermath of SARS, Hong Kong people have become more aware of the need for insurance. Our new insurance products included the Hang Seng Evergreen Medical Protection Plan, launched in January 2004, which is the territory's first such plan for retirees and those who are planning to retire.

Hang Seng Life ranked fifth in the market for new life insurance business in 2003, one notch up from the previous year, commanding a 7.7% market share in terms of total new regular business.

Cardholder spending rose by 2.8% in 2003. The Bank's annualised charge-off ratio for its credit card business fell to 7.7%, compared with 10.02% for institutions surveyed by the Hong Kong Monetary Authority.

Last month, we introduced renminbi (RMB) services to meet rising demand from both visitors and outgoing travellers to the Mainland.

Personalised banking services are being offered to prospective investor immigrants under the government's Capital Investment Entrant Scheme, which was launched in 2003.

We enhanced the use of the internet as both a relationship and transaction platform, improving customer service and lowering transaction costs in the process. More than 337,000 users were registered for our Personal e-Banking services at the end of 2003, up by 33.6% from a year earlier.

The e-Fund Supermarket was launched to provide customers with comprehensive one-stop online investment fund services.

The number of internet transactions represented 23.1% of total transactions and online share trading 52.9% of total securities transactions in December.

Commercial banking contributed 10.6% of the Bank's profit before tax and its pre-tax profit was 6.0% higher in 2003. It recorded growth of 19.1% in customer advances.

Commercial banking, which manages middle market and smaller corporate relationships, benefited from the improvement in external trade.

We opened our first branch in Macau in December to serve the trade finance needs of customers with business operations there.

Our SME customer base increased as we targeted growth industries and business associations. More than 100 business account managers in our 11 Business Banking Centres promote the Bank's services to this group.

The Integrated Business Solutions Account was launched, offering SMEs greater convenience in the form of one-stop financial services.

The number of customers registered for Business e-Banking grew to some 13,000 at the year-end.

Corporate and institutional banking expanded its loan book by 5.3% despite sluggish loan demand and contributed 6.9% of profit before tax.

It recorded a decline of 18.1% in pre-tax profit, as its operating result was affected by the compression in corporate lending spreads and a reduction in credit facilities income.

Treasury recorded encouraging growth of 14.6% in profit before tax. It provided 20.4% of pre-tax profit.

Its other operating income rose by 45.4%, mainly a result of foreign exchange and customer-based income following the launch of new financial market products.

More funds were redeployed from interbank placings to capital market investments for enhancement of interest yield. The fixed rate debt securities portfolio continued to benefit under the low interest rate environment.

Our thanks go to...

our commercial banking customers

who serve as an ongoing demonstration that dreams, no matter how small, can grow. We are proud to partner them in their business expansion.



Growing in the Mainland

We are committed to expansion and development in the Mainland. The announced deal to acquire 15.98% of Industrial Bank Co Ltd's enlarged capital will complement our own network.

The agreement provides for joint ventures with Industrial Bank in the development of credit card and unsecured personal loan businesses as and when the relevant regulations permit.

We are expanding our capabilities to help customers capture new business opportunities arising from CEPA.

The Bank's network in the Mainland increased to five branches, a sub-branch and two representative offices, spanning seven cities.

As part of our growth in the Yangtze River Delta, we opened our fifth Mainland branch in Nanjing and a sub-branch in Puxi, Shanghai. An application was lodged to upgrade our Beijing representative office to a branch.

We are providing integrated cross-boundary services to deepen relationships with commercial customers and strengthening ties with domestic companies.



Our thanks go to...

our family of customers who have placed their trust in us through four generations. We meet all their evolving financial needs from children's accounts to retirement services.


With
Special
Thanks
to You

In 2003, the loan portfolios of our Mainland branches grew by 76.7% to HK$3.8 billion.

Our Guangzhou and Shenzhen branches became the second and third branches respectively to offer RMB services to foreign passport holders; citizens of Hong Kong, the Macau SAR and Taiwan; and foreign-invested enterprises.

Our Shanghai and Guangzhou branches have been granted approval to provide RMB services to domestic companies.

The service features of Personal e-Banking were enriched and Business e-Banking was launched during the year.

Hang Seng Investment Management Limited opened a representative office in Shenzhen in March.

Future Prospects

In order to build more profitable customer relationships, we shall strengthen segmentation, provide more customised and value-added solutions, and increase cross-selling in our businesses.

We shall increase efforts to widen our customer base and migrate customers upwards from one segment to another at appropriate stages.

Our leadership as a wealth management service provider will be enhanced with the launch of more sophisticated products to grow non-interest income.

Efforts to reach the high net worth segment will be stepped up in our private banking business, where we aim to become a leading domestic player in terms of assets under management, client base and profitability.

We shall further increase our commercial banking capabilities in Hong Kong, the Mainland and Macau. Relationship management will be strengthened with customer segmentation by size, potential and share of business.

We shall leverage on our premium brand in Hong Kong to strengthen our market position in mainland China. Our network of operations will be further increased in the years ahead, with more branches and sub-branches in major cities.

In addition to building prudent lending relationships with corporates, personal financial services will be expanded in the Mainland.

Through it all, developing our staff and their talents will be crucial. We owe our premium customer service and success to our staff and will continue to attract, develop and motivate them by providing an environment in which they can thrive.

As a strong bank with sound business strategies, we shall accelerate revenue growth, further develop our strong brand, improve productivity and maintain our financial prudence.

Vincent Cheng
Vice-Chairman and Chief Executive
Hong Kong, 1 March 2004

- Named the Best Domestic Commercial Bank in Hong Kong by *Asiamoney* magazine.
- Named the Best Domestic Commercial Bank in Hong Kong for the third consecutive year by *The Asset* magazine.
- Named the Best Retail Bank by *Capital* magazine.
- Received the Best Investor Relations by a Hong Kong Company award for the second consecutive year and the Best Corporate Governance award at the Investor Relations Magazine Asia Awards.
- Ranked second for profits and third in terms of return on assets among banks in Asia by *Yazhou Zhoukan*.
- Ranked second for strongest commitment to shareholder value in Hong Kong by *FinanceAsia* magazine.
- Ranked second for financial soundness in Hong Kong in the REVIEW 200 poll.
- Named the preferred local cash management bank in the categories of under US$10 million, US$10-100 million, US$100-500 million and over US$500 million in Hong Kong by *Asiamoney*.
- Won a Hong Kong Award for Services: Customer Service Award.
- Won a Top Award in the Yahoo! Emotive Brand Awards.
- Named a Caring Company by the Hong Kong Council of Social Service.
- Won the Silver Award in the Hong Kong Arts Development Awards – Arts Sponsorship Category for sponsorship of the Blossom with Music programme.
- Won a Gold Quill Award for Hang Seng e-Cards.
- Long-term foreign currency deposit rating upgraded to A1 from A3, with a stable rating outlook, by Moody's Investors Service. Long-term local currency deposit rating of Aa3, short-term local currency deposit rating of Prime 1, short-term foreign currency deposit rating of Prime 1 and Bank Financial Strength Rating of B – the highest rating among Moody's rated Hong Kong banks – all affirmed.
- Individual rating of A/B from Fitch – the highest for banks in Asia – affirmed.

FINANCIAL PERFORMANCE

Profit and loss account

Summary of financial performance (HK$M)	2003	2002
Operating profit before provisions	**11,475**	11,255
Profit on ordinary activities before tax	**11,137**	11,242
Profit attributable to shareholders	**9,539**	9,920
Earnings per share (HK$)	**4.99**	5.19

Hang Seng Bank Limited (the Bank) and its subsidiary and associated companies (Hang Seng) reported a profit attributable to shareholders of HK$9,539 million for 2003, a decrease of 3.8 per cent compared with 2002. Earnings per share of HK$4.99 were 3.9 per cent lower than in 2002.

Operating profit before provisions rose by HK$220 million, or 2.0 per cent, to HK$11,475 million, attributable to the encouraging 21.4 per cent growth in other operating income, which outweighed the fall of 5.8 per cent in net interest income. The net charge for bad and doubtful debts increased by HK$221 million, or 38.7 per cent. This reflected a large release in general provisions of HK$330 million in 2002 which was not repeated in 2003. Specific provisions were reduced by HK$103 million, or 11.4 per cent. As a result, operating profit was maintained at the same level as in 2002. Profit before tax amounted to HK$11,137 million, which was HK$105 million, or 0.9 per cent, lower than in 2002. Attributable profit fell by HK$381 million, or 3.8 per cent, taking into account the increase in the Hong Kong profits tax rate from 16.0 per cent to 17.5 per cent and after deducting the minority interest of Hang Seng Life Limited (HSLL). Excluding the impact of the release in general provisions in 2002 and the increase in the profits tax rate, the attributable profit for 2003 would have increased by HK$69 million, or 0.7 per cent, over 2002.


Operating Profit Analysis
HK$M
11,500
11,000
10,500
10,000
9,500
02
03
2002 Operating Profit 10,684
Changes due to:
Net Interest Income (626)
Other Operating Income 916
Operating Expenses (70)
Provisions for Bad and Doubtful Debts (221)
2003 Operating Profit 10,683
Total Operating Income
HK$BN
20
15
10
5
99 00 01 02 03
Total Operating Income
Other Operating Income
Net Interest Income

Economic profit

Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders. Management uses economic profit to decide on the allocation of resources among businesses to achieve the best return for shareholders.

For the year 2003, the return on invested capital was HK$9,649 million, or 31.1 per cent. The economic profit of HK$5,001 million represented a return of 16.1 per cent to shareholders after deducting the 15.0 per cent benchmark cost of capital of HK$4,648 million invested by shareholders. The benchmark cost of capital was, in management's view, above the true cost of capital under the current low interest rate environment and has been used until the end of the current five year strategic plan period, which expired at the end of 2003, in order to ensure consistency and aid comparability. The sustainable trend of economic profit shows that Hang Seng continues to create value for its shareholders and contributed to the successful achievement of the total shareholders' return target.

Economic profit (HK$M)	2003	%	2002	%
Average invested capital	**31,021**		31,946	
Return on invested capital*	**9,649**	**31.1**	10,043	31.5
Cost of capital	**(4,648)**	**(15.0)**	(4,785)	(15.0)
Economic profit	**5,001**	**16.1**	5,258	16.5

**Return on invested capital represents profit after tax adjusted for non-cash items.*

Net interest income

Net interest income (HK$M)	2003	2002
Interest income	**12,846**	14,960
Interest expense	**(2,667)**	(4,155)
Net interest income	**10,179**	10,805
Average interest-earning assets	**446,978**	439,736
Gross interest yield (% p.a.)	**2.87**	3.40
Net interest spread (% p.a.)	**2.21**	2.36
Net interest margin (% p.a.)	**2.28**	2.46

Net interest income decreased by HK$626 million, or 5.8 per cent, compared with 2002. Average interest-earning assets rose by HK$7.2 billion, or 1.6 per cent. Net interest margin narrowed by 18 basis points to 2.28 per cent with a reduction in net interest spread of 15 basis points to 2.21 per cent and a fall in contribution from net free funds of 3 basis points to 0.07 per cent.

The reduction in the average mortgage portfolio yield caused net interest spread to fall by 6 basis points. Decline in spreads on time deposits and interbank placings accounted for a fall of 8 and 6 basis points respectively. This was partly offset by the favourable impact of 5 basis points due to the increase in the lower cost current and savings accounts. The contribution from net free funds was affected by the further decline in market rates and fell by 3 basis points.

The average yield on the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell to 177 basis points below BLR for 2003 (149 basis points below BLR in 2002), before accounting for the effect of cash incentive payments. Cash incentive payments on new mortgage loans of HK$130 million have been written off against interest income in 2003 (HK$105 million in 2002).

Compared with the first half of 2003, net interest income in the second half of 2003 fell by HK$261 million, or 5.0 per cent, with a 26 basis point fall in net interest margin to 2.15 per cent. Net interest spread narrowed by 24 basis points to 2.09 per cent. This was mainly affected by the decline in the average yield on the mortgage portfolio and narrower spreads on time deposits, fixed rate debt securities and interbank placings. The contribution from net free funds was 2 basis points lower at 0.06 per cent.

The average balance sheet analysis on page 66 shows the average balances, interest income/expense and average interest rates of individual assets and liabilities in 2003 as compared with 2002.

	Year ended 31 December 2003			Year ended 31 December 2002		
	Average balance HK$M	**Interest income HK$M**	**Yield %**	Average balance HK$M	Interest income HK$M	Yield %
Assets						
Short-term funds and placings with banks	**90,811**	**1,816**	**2.00**	130,572	3,464	2.65
Advances to customers	**226,892**	**7,306**	**3.22**	224,783	8,445	3.76
Debt securities	**129,275**	**3,724**	**2.88**	84,381	3,051	3.62
Total interest-earning assets	**446,978**	**12,846**	**2.87**	439,736	14,960	3.40
Provisions for bad and doubtful debts	**(2,688)**	**–**	**–**	(3,219)	–	–
Non interest-earning assets	**29,518**	**–**	**–**	24,187	–	–
Total assets and interest income	**473,808**	**12,846**	**2.71**	460,704	14,960	3.25
	Average balance HK$M	**Interest expense HK$M**	**Cost %**	Average balance HK$M	Interest expense HK$M	Cost %
Liabilities						
Current, savings and time deposit accounts	**385,394**	**2,249**	**0.58**	374,947	3,490	0.93
Debt securities in issue	**10,893**	**279**	**2.56**	16,765	506	3.02
Deposits from banks	**2,551**	**31**	**1.22**	1,414	25	1.77
Other interest-bearing liabilities	**3,680**	**108**	**2.93**	4,577	134	2.93
Total interest-bearing liabilities	**402,518**	**2,667**	**0.66**	397,703	4,155	1.04
Non interest-bearing current accounts	**17,177**	**–**	**–**	13,160	–	–
Shareholders' funds and other non interest-bearing liabilities	**54,113**	**–**	**–**	49,841	–	–
Total liabilities and interest expense	**473,808**	**2,667**	**0.56**	460,704	4,155	0.90

Other operating income

Other operating income recorded a strong growth of HK$916 million, or 21.4 per cent, and contributed 33.8 per cent of total operating income, compared with 28.4 per cent in 2002.

Income from retail investment funds rose by 31.6 per cent to HK$921 million in 2003. Insurance commissions and underwriting profit together grew by 90.1 per cent, reflecting strong growth in life insurance premiums and the embedded value of the long-term assurance business. Securities/stockbroking fees rose by 48.0 per cent, benefiting from the buoyant market in the second half of the year.

Dealing profits grew by 30.2 per cent, mainly contributed by foreign exchange income.

Fee income from account services, cards and credit facilities, however, fell by 17.3 per cent, 6.1 per cent and 14.4 per cent respectively.

Analysis of income from wealth management business included in other operating income

Income from wealth management business (HK$M)	2003	2002
Investment income		
• retail investment funds	**921**	700
• securities/stockbroking	**361**	244
• margin trading/private banking	**125**	68
Total investment income	**1,407**	1,012
Insurance income		
• life (including embedded value)*	**851**	562
• general and others	**282**	257
Total insurance income	**1,133**	819
Total	**2,540**	1,831

**The embedded value and underwriting profit of Hang Seng Life Limited in 2002 which were reported as share of profits of associated companies instead of other operating income were re-grouped under this heading to conform with the current year's presentation for the purpose of comparison in this analysis.*

Income from wealth management comprising income from investment and insurance grew strongly by 38.7 per cent to HK$2,540 million in 2003, representing 48.9 per cent of total other operating income.

Operating expenses

Operating expenses increased by HK$70 million, or 1.8 per cent, to HK$3,902 million. Staff costs decreased by HK$16 million, or 0.8 per cent. Premises and equipment expenses were stable while other operating expenses increased by HK$114 million, or 18.7 per cent. This was mainly due to the increase in marketing and advertising expenditure for investment and other personal financial services products, and the inclusion of the operating expenses of HSLL after it became a subsidiary of the Bank in November 2002.

The cost:income ratio in 2003 was maintained at the same level as 2002 at 25.4 per cent.

Headcount measured in full time equivalents was 7,280 at 31 December 2003 (7,279 at 31 December 2002).


Other Operating Income for 2003
In Percentage
1.8
4.0
7.5
15.5
49.2
22.0
Net Fees and Commissions Receivable
Insurance Underwriting
Net Dealing Profits
Other
Rental Income from Investment Properties
Dividend Income
Operating Expenses for 2003
In Percentage
8.4
18.5
52.4
20.7
Staff Costs
Premises and Equipment
Other Operating Expenses
Depreciation

Provisions for bad and doubtful debts

Net charge to profit and loss account (HK$M)	2003	2002
Net charge/(release) for bad and doubtful debts		
Specific	**798**	901
General	**(6)**	(330)
Total	**792**	571
Average gross advances to customers	**227,814**	225,725
Net charge/(release) for bad and doubtful debts as a percentage of average gross advances to customers		
Specific	**0.3%**	0.4%
General	**–**	(0.1%)
Total	**0.3%**	0.3%

Compared with 2002, the net charge for bad and doubtful debts rose by HK$221 million, or 38.7 per cent. This was attributable to the release of HK$330 million in general provisions at the end of 2002 to recognise the reduction in estimated latent loan losses (a small release of HK$6 million in general provisions was made in 2003). Specific provisions decreased by HK$103 million, or 11.4 per cent, to HK$798 million, with substantial improvement in the second half of the year. New and additional specific provisions fell by HK$64 million, or 5.2 per cent, to HK$1,167 million, with the reduction in provisions for credit card advances, corporate and personal loans partly offset by increased provisions for residential mortgages and commercial banking customers. Releases and recoveries rose by HK$39 million, or 11.8 per cent, to HK$369 million, mainly from commercial banking and corporate customers.

Advances to customers and provisions (HK$M)	2003	2002
Gross advances to customers *	**231,999**	227,475
Specific provisions	**(1,432)**	(1,805)
General provisions	**(1,101)**	(1,108)
Advances to customers**	**229,466**	224,562
Gross non-performing advances*	**5,243**	6,081
Non-performing advances* as a percentage of gross advances to customers*	**2.3%**	2.7%
Provisions as a percentage of gross advances to customers*		
Specific provisions	**0.62%**	0.79%
General provisions	**0.48%**	0.49%
Total provisions	**1.10%**	1.28%
Specific provisions as a percentage of gross non-performing advances*	**27.3%**	29.7%

* *After deduction of interest in suspense.*
** *After deduction of interest in suspense and provisions.*


Net Charge for Bad and Doubtful Debts
HK$M
2,000
1,500
1,000
500
0
-500
99 00 01 02 03
Specific Provisions
General Provisions
Total Provisions as a Percentage of Gross Advances to Customers
In Percentage
2.5
2.0
1.5
1.0
0.5
99 00 01 02 03
Specific Provisions
General Provisions

Gross non-performing advances (after deduction of interest in suspense) fell by HK$838 million, or 13.8 per cent, to HK$5,243 million, compared with the end of 2002. The ratio of gross non-performing advances to gross advances to customers further improved to 2.3 per cent from 2.7 per cent at the end of 2002.

Profit on tangible fixed assets and long-term investments

Profit on disposal of tangible fixed assets and long-term investments, mainly from the profit on disposal of listed equities and debt securities, was maintained at the same level as 2002.

Property revaluation

Hang Seng's premises and investment properties were revalued by Chesterton Petty Limited, an independent professional valuer, at 30 September 2003, who confirmed that there had been no material change in valuations at 31 December 2003. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. The basis of valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value. The property revaluation has resulted in a fall in Hang Seng's revaluation reserves at 31 December 2003 by HK$618 million and a charge of HK$37 million to the profit and loss account for the year in respect of properties where the valuation has fallen below the depreciated historical cost.

Balance sheet

Total assets

Total assets grew by HK$28.3 billion or 6.0 per cent, to HK$503.0 billion compared with HK$474.7 billion at 31 December 2002, driven by an increase of 6.3 per cent in customer deposits. There has been a further shift of time deposits to savings under a persistently low interest rate environment. Advances to customers recorded a growth of 2.2 per cent during 2003, mainly in corporate lending and trade advances, while mortgages under the Government Home Ownership Scheme (GHOS) continued to fall. Investment in debt securities also rose, mainly through the deployment of funds from customer deposits. The advances to deposits ratio fell to 52.2 per cent at 31 December 2003 compared with 54.3 per cent at 31 December 2002, the effect of a faster pace of growth in customer deposits than customer advances during 2003.


Total Assets, Customer Deposits and Advances to Customers
HK$BN
600
500
400
300
200
100
99 00 01 02 03
Total Assets
Customer Deposits
Advances to Customers
Advances to Deposits Ratio
In Percentage
60
50
40
99 00 01 02 03

Assets deployment

At 31 December (HK$M)	2003	%	2002	%
Cash and short-term funds	**71,903**	**14.3**	77,784	16.4
Placings with banks maturing after one month	**18,029**	**3.6**	30,919	6.5
Certificates of deposit	**28,683**	**5.7**	30,120	6.4
Investment securities	**115,113**	**22.9**	80,367	16.9
Advances to customers	**229,466**	**45.6**	224,562	47.3
Other assets*	**39,765**	**7.9**	30,902	6.5
Total assets	**502,959**	**100.0**	474,654	100.0

**Amounts due from immediate holding company and fellow subsidiary companies are included under other assets.*

Investment securities

Investment in held-to-maturity debt securities rose by HK$34.9 billion, or 45.4 per cent, to HK$111.8 billion, with funds from the growth in customer deposits and re-deployment of funds from interbank placings to enhance net interest yield. Over 95 per cent of the held-to-maturity debt securities will mature within five years.

Assets Deployment for 2003

In Percentage

3.6
5.7
7.9
14.3
45.6
22.9
Advances to Customers
Investment Securities
Cash and Short-term Funds
Other Assets
Certificates of Deposit
Placings with Banks Maturing after One Month

Assets Deployment for 2002

In Percentage

6.5
6.4
6.5
16.4
47.3
16.9
Advances to Customers
Investment Securities
Cash and Short-term Funds
Other Assets
Certificates of Deposit
Placings with Banks Maturing after One Month

The fair value of the held-to-maturity debt securities amounted to HK$112.6 billion, showing an unrealised gain of HK$0.9 billion at 31 December 2003.

Equity investments decreased by HK$0.2 billion, or 7.9 per cent, to HK$2.1 billion.

Advances to customers

Advances to customers (after deduction of interest in suspense and provisions) recorded a growth of HK$4,904 million, or 2.2 per cent, to HK$229.5 billion at 31 December 2003.

Lending to the industrial, commercial and financial sectors grew by HK$4,682 million, or 5.3 per cent, since the end of 2002. The increase was mainly in lending to financial concerns which included the financing vehicles of large corporate groups and public sector entities engaged in financing activities. Lending to transport and transport equipment concerns also increased, mainly to public transport companies. Lending to the property sector was in line with 2002, whilst lending under the 'Other' sector fell, mainly due to the repayment of certain large corporate loans.

Lending to individuals fell by HK$3,927 million, or 3.1 per cent. This was affected by the fall of HK$4,619 million, or 13.2 per cent, in advances under the suspended Government Home Ownership Scheme and other Government subsidised home purchasing schemes, excluding which lending to individuals rose by HK$692 million, or 0.8 per cent. Residential mortgages increased by HK$1,312 million, or 1.7 per cent, following the pick-up in property market activities in the third and fourth quarters.

Trade finance rose by HK$1,571 million, or 16.1 per cent, benefiting from the improvement in external trade.

Gross advances for use outside Hong Kong grew by HK$2,198 million, or 48.9 per cent, mainly reflecting the expansion in the loan portfolios of Mainland branches.

Customer deposits

Current, savings and other deposit accounts increased by HK$26.2 billion, or 6.3 per cent, to HK$439.9 billion, compared with HK$413.7 billion at 31 December 2002. The growth was mainly in customer deposit accounts which grew by HK$34.3 billion, or 8.6 per cent. During the year, customers continued to shift from time deposits to savings and current accounts in the prevailing low interest rate environment.

Certificates of deposit and other debt securities in issue fell by HK$8.1 billion, or 50.4 per cent, to HK$7.9 billion following the maturity of part of the certificates of deposit portfolio.



Customer Deposits for 2003
In Percentage
1.8
11.0
46.8
40.4
Customer Deposits for 2002
In Percentage
3.9
8.8
37.3
50.0
Savings Accounts
Time and Other Deposits
Current Accounts
Certificates of Deposit and Other Debt Securities in Issue
Savings Accounts
Time and Other Deposits
Current Accounts
Certificates of Deposit and Other Debt Securities in Issue

Shareholders' funds

At 31 December (HK$M)	2003	2002
Share capital	**9,559**	9,559
Retained profits	**19,720**	19,440
Premises and investment properties revaluation reserves	**5,813**	6,667
Long-term equity investment revaluation reserve	**1,009**	1,011
Capital redemption reserve	**99**	99
	36,200	36,776
Proposed dividends	**3,441**	6,309
Shareholders' funds	**39,641**	43,085
Return on average shareholders' funds (% p.a.)	**23.4**	23.1

Shareholders' funds (excluding proposed dividends) fell by HK$576 million, or 1.6 per cent, to HK$36,200 million at 31 December 2003. Retained profits rose by HK$280 million. Premises and investment properties revaluation reserves fell by HK$854 million, reflecting the decline in property value compared with the year-end 2002 and the provision for deferred tax on the property revaluation surplus following the adoption of the HKSSAP 12.

The return on average shareholders' funds was 23.4 per cent, compared with 23.1 per cent in 2002.

There was no purchase, sale or redemption of the Bank's listed securities by the Bank or any of its subsidiaries during the year.

Funds under management

Funds under management (HK$M)	2003	2002
At 1 January	**40,608**	25,366
Additions	**48,069**	35,590
Withdrawals	**(33,526)**	(18,165)
Value change	**1,855**	(2,218)
Exchange adjustments	**855**	35
At 31 December	**57,861**	40,608

Funds under management of HK$57,861 million were HK$17,253 million, or 42.5 per cent, higher than at 31 December 2002, due to expansion of our asset management and private banking businesses.

CAPITAL MANAGEMENT

Capital resources management

Analysis of capital base and risk-weighted assets (HK$M)	2003	2002
Capital base		
Tier 1 capital		
Share capital	**9,559**	9,559
Retained profits	**19,084**	18,795
Capital redemption reserve	**99**	99
Total	**28,742**	28,453
Tier 2 capital		
Premises and investment properties revaluation reserves	**4,096**	5,153
Long-term equity investment revaluation reserve	**688**	705
General loan provisions	**1,101**	1,108
Total	**5,885**	6,966
Unconsolidated investments and other deductions	**(1,283)**	(1,376)
Total capital base after deductions	**33,344**	34,043
Risk-weighted assets		
On-balance sheet	**234,251**	222,758
Off-balance sheet	**15,047**	16,262
Total risk-weighted assets	**249,298**	239,020
Total risk-weighted assets adjusted for market risk	**253,326**	239,426
Capital adequacy ratios		
After adjusting for market risk		
Tier 1*	**11.3%**	11.9%
Total*	**13.2%**	14.2%
Before adjusting for market risk		
Tier 1	**11.5%**	11.9%
Total	**13.4%**	14.2%

* *The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

The total capital ratio fell by 100 basis points to 13.2 per cent at 31 December 2003, compared with 14.2 per cent at 31 December 2002. The capital base recorded a reduction of 2.1 per cent, mainly due to the fall in premises and investment properties revaluation reserves. Risk-weighted assets adjusted for market risk, on the other hand, grew by 5.8 per cent, mainly attributable to the rise in total assets which included advances to customers and debt securities.

The tier 1 capital ratio dropped by 60 basis points to 11.3 per cent, as a result of the growth in risk-weighted assets adjusted for market risk.

RISK MANAGEMENT

Risk management is an integral part of Hang Seng's business management. The most important types of risks to which Hang Seng is exposed to are credit risk, liquidity risk, market risk and operational risk. Hang Seng's risk management policy is designed to identify and analyse risks, to set appropriate risk limits and to monitor these risks and limits continually by means of reliable and up-to-date management information systems. Hang Seng's risk management policies and major control limits are approved by the Board of Directors and they are monitored and reviewed regularly by the Executive Committee and Audit Committee.

Credit risk

Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract. It arises principally from lending, trade finance, treasury and leasing activities. Hang Seng has dedicated standards, policies and procedures in place to control and monitor all such risks.

Credit Risk Management (CRM) is mandated to provide centralised management of credit risk. CRM is headed by the Chief Credit Officer who reports to the Chief Executive and functionally reports to the HSBC Group Credit and Risk. Hang Seng conforms with the HSBC Group standards in establishing its credit policies. The responsibilities of CRM include the following:

- Formulating high level credit policies which are embodied in the Credit Risk Manual as approved by the Board of Directors;
- Establishing and maintaining Hang Seng's Large Credit Exposure Policy. This policy sets controls over the maximum level of Hang Seng's exposure to customers and customer groups and other risk concentrations in an approach which is designed to be more conservative than internationally accepted regulatory standards;
- Issuing Lending Guidelines to provide business units with clear guidance on Hang Seng's attitude towards and appetite for lending to, inter alia, specified market sectors, industries, and products. They are regularly updated and provided to all credit and marketing executives;
- Undertaking an independent review and objective assessment of risk. CRM assesses all commercial non-bank credit facilities over designated limits originated by business units, prior to the facilities being offered to the customer.

Renewals and reviews of commercial non-bank facilities over designated levels are also subject to such independent review and assessment;

- Controlling exposures to banks and financial institutions. As full authority has been devolved to HSBC Group Credit and Risk to approve Hang Seng's credit and settlement risk limits to counterparties in the financial and government sectors, Hang Seng CRM co-ordinates with the dedicated unit within Group Credit and Risk which controls and manages these exposures on a global basis using centralised systems and automated processes;

- Controlling cross-border exposures. Similar to the control of exposures to banks and financial institutions, CRM co-ordinates with the dedicated unit within Group Credit and Risk to control country and cross-border risk using centralised systems, through the imposition of country limits with sub-limits by maturity and type of business. Country limits are determined taking into account economic and political factors together with local business knowledge. Transactions with countries deemed to be higher risk are considered on a case-by-case basis;

- Controlling exposure to selected industries. CRM controls Hang Seng's exposure to the shipping and aviation industries, and closely monitors exposures to other industries such as telecommunications, insurance and commercial real estate. Controls and restrictions on new business or the capping of exposure may be introduced where necessary;

- Maintaining facility grading process. Hang Seng adopts HSBC's grading structure which contains seven grades, the first three of which are applied to differing levels of satisfactory risk. Of the four unsatisfactory grades, grades 6 and 7 are non-performing loans. For banks, the grading structure involves ten tiers, six of which cover satisfactory risk. It is the responsibility of the final approving executive to approve the facility grade. Facility grades are subject to frequent review and amendments, where necessary, are required to be undertaken promptly;

- Reporting to senior executives on aspects of the Hang Seng loan portfolio. Credit Committee, Executive Committee, Audit Committee, the Board of Directors and Group Credit and Risk also receive regular reports;

- Managing and directing credit-related systems initiatives; and

- Providing advice and guidance to business units on various credit-related issues.

Special attention is paid to problem loans. Recovery units are established by Hang Seng to provide customers with intensive support in order to maximise recoveries of doubtful debts.

Provisions for bad and doubtful debts are made promptly where necessary and on a prudent and consistent basis with established guidelines. Management regularly performs an assessment of the adequacy of the established provisions for bad and doubtful debts by conducting a detailed review of the loan portfolio, comparing performance and delinquency statistics against historical trends and undertaking an assessment of current economic conditions. Management also focuses particularly on the appropriateness of grades assigned to facilities to those borrowers and portfolio segments classified below satisfactory grades.

Liquidity risk

Liquidity management is essential to ensure the Bank has the ability to meet its obligations as they fall due. It is Hang Seng's policy to maintain a strong liquidity position by properly managing the liquidity structure of its assets, liabilities and commitments so that cash flows are appropriately balanced and all funding obligations are comfortably met.

Hang Seng is required to comply with the regulatory liquidity requirement, mainly to maintain the liquidity ratio in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance. Hang Seng's average liquidity ratio in 2003 of 46.2 per cent (44.4 per cent in 2002) which well exceeded the minimum requirement of 25%. In addition, Hang Seng also complies with the HSBC Group's liquidity requirements, which impose stricter criteria for the holding of liquid assets, as prescribed by the HSBC Group Executive Committee.

Hang Seng has established policies and procedures to monitor and control its liquidity position on a daily basis by adopting a cash flow management approach. Hang Seng always maintains a stock of high quality liquid assets to ensure the availability of sufficient cash flow to meet its financial commitments, including customer deposits on maturity and undrawn facilities, over a specified future period. The liquidity management process is monitored by the Asset and Liability Management Committee and is reported to the Executive Committee and the Board of Directors.

As a major source of funding, Hang Seng maintains a diversified and stable customer deposit base, both by maturity and market segment. Hang Seng is active in the local money and capital markets to manage the maturity profile of assets and liabilities and to secure the availability of interbank and wholesale deposits at market rates.

Market risk

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period, and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting and the HKMA has expressed itself satisfied with Hang Seng's market risk management process.

Hang Seng's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios for 2003 and 2002 is shown in the tables on page 77.


Value At Risk for 2003
HK$M
600
500
400
300
200
100
1
2
3
4
5
6
7
8
9
10
11
12
(Month)
Value At Risk for 2002
HK$M
600
500
400
300
200
100
1
2
3
4
5
6
7
8
9
10
11
12
(Month)

VAR (HK$M)

	At 31 December 2003	**Minimum during the year**	**Maximum during the year**	**Average for the year**
VAR for all interest rate risk and foreign exchange risk	**271**	**186**	**473**	**321**
VAR for foreign exchange risk (trading)	**57**	**2**	**156**	**32**
VAR for interest rate risk				
• trading	**1**	**1**	**11**	**4**
• accrual	**264**	**186**	**472**	**315**

VAR (HK$M)

	At 31 December 2002	Minimum during the year	Maximum during the year	Average for the year
VAR for all interest rate risk and foreign exchange risk	234	194	520	326
VAR for foreign exchange risk (trading)	3	3	5	4
VAR for interest rate risk				
• trading	1	–	9	2
• accrual	233	192	515	325

The average daily revenue earned from market risk-related treasury activities in 2003, including accrual book net interest income and funding related to dealing positions, was HK$8 million (HK$7 million for 2002). The standard deviation of these daily revenues was HK$7 million (HK$3 million for 2002). An analysis of the frequency distribution of daily revenues shows that out of 248 trading days in 2003, losses were recorded on only eight days and the maximum daily loss was HK$67 million. The most frequent result was a daily revenue of between HK$6 million and HK$10 million, with 176 occurrences. The highest daily revenue was HK$43 million.

Daily Distribution of Market Risk Revenues for 2003



Number of Days
160
140
120
100
80
60
40
20
0
13
1
12
136
40
13
10
6
5
2
1
9
2.0 and below
2.0 to 4.0
4.0 to 6.0
6.0 to 8.0
8.0 to 10.0
10.0 to 12.0
12.0 to 14.0
14.0 to 16.0
16.0 to 18.0
18.0 to 20.0
20.0 to 22.0
22.0 and above
Revenue (HK$M)

Daily Distribution of Market Risk Revenues for 2002



Number of Days
160
140
120
100
80
60
40
20
0
1
2
64
148
10
9
4
0
3
2
3
1
2.0 and below
2.0 to 4.0
4.0 to 6.0
6.0 to 8.0
8.0 to 10.0
10.0 to 12.0
12.0 to 14.0
14.0 to 16.0
16.0 to 18.0
18.0 to 20.0
20.0 to 22.0
22.0 and above
Revenue (HK$M)

Foreign exchange exposure

Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for 2003 was HK$2 million (HK$2 million for 2002). Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi, are managed by the Asset and Liability Management Committee (ALCO).

At 31 December 2003, the US dollar was the only currency in which Hang Seng had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies.

Total foreign currency positions (HK$M)

	2003		
	USD	Other foreign currencies	Total foreign currencies
Spot assets	162,330	106,939	269,269
Spot liabilities	(151,706)	(95,157)	(246,863)
Forward purchases	40,537	11,665	52,202
Forward sales	(35,587)	(23,305)	(58,892)
Net long non-structural position	15,574	142	15,716
Net structural position	841	386	1,227

Interest rate exposure

Interest rate risks comprise those originating from treasury activities, both trading positions and accrual books and structural interest rate exposures. Structural interest rate risk arises from the differing repricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities, such as shareholders' funds and some current accounts. Structural interest rate risks were transferred to Treasury based on contractual or behavioural maturity directly or through the ALCO book.

Treasury manages interest rate risks within the limits approved by the Board of Directors and under the monitor of ALCO. The average daily revenue earned from treasury-related interest rate activities for 2003 was HK$6 million (HK$5 million for 2002).

Interest rate sensitivity analysis is useful in managing the interest rate risk of the accrual portfolio. The table on page 79 discloses the mismatching of the dates on which interest receivable on assets and payable on liabilities are next reset to market rates on a contractual basis, or, if earlier, the dates on which the instruments mature. Actual reset dates may differ from contractual dates owing to prepayments and the exercise of options. In addition, contractual terms may not be representative of the behaviour of assets and liabilities. For these reasons, Hang Seng takes into account behavioural characteristics in the management of its interest rate risk, rather than on the contractual basis set out in the table on page 79.

A positive interest rate sensitivity gap exists where more assets than liabilities re-price in a given period. Although a positive gap position tends to benefit net interest income in a rising interest rate environment, the actual effect will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted date and variations in interest rates within re-pricing periods and among currencies. Similarly, a negative interest rate sensitivity gap exists where more liabilities than assets re-price during a given period. In this case, a negative gap position tends to benefit net interest income in a declining interest rate environment, but again the actual effect will depend on the same factors as for positive interest rate gaps.

Interest rate sensitivity analysis (HK$M)

	2003					
	Up to 3 months	More than 3 months and up to 6 months	More than 6 months and up to 12 months	More than 12 months	Non-interest earning/ bearing	Total
Assets						
Cash and short-term funds	63,365	4,183	200	–	4,155	71,903
Placings with banks maturing after one month	15,726	2,050	253	–	–	18,029
Certificates of deposit	16,878	1,551	3,358	6,896	–	28,683
Investment securities	52,886	10,924	8,171	40,984	2,148	115,113
Advances to customers	199,322	15,614	4,722	5,377	4,431	229,466
Other assets*	11,687	158	226	383	27,311	39,765
Total assets	359,864	34,480	16,930	53,640	38,045	502,959
Liabilities						
Current, savings and other deposit accounts	400,045	7,040	2,518	6,734	23,576	439,913
Deposits from banks	791	100	–	–	311	1,202
Other liabilities*	773	764	1,059	902	18,061	21,559
Minority interests	–	–	–	–	644	644
Shareholders' funds	–	–	–	–	39,641	39,641
Total liabilities	401,609	7,904	3,577	7,636	82,233	502,959
Off-balance sheet items	29,830	(1,425)	(10,382)	(18,023)	–	–
Net gap position	(11,915)	25,151	2,971	27,981	(44,188)	–
Cumulative gap position	(11,915)	13,236	16,207	44,188	–	–

* *Amounts due from / to immediate holding company and fellow subsidiary companies are included under other assets and other liabilities.*

Equities exposure

Hang Seng's equities exposure in 2003 is mainly in long-term equity investments which are set out in note 20 of the financial statements.

Derivatives

Positions of derivative contracts outstanding (HK$M)

	2003			
	Contract amount		Mark-to-market values	
	Dealing	Non-dealing	Positive	Negative
Foreign exchange contracts				
Spot and forward	76,408	–	742	764
Currency swaps	778	310	25	18
Currency options	32,072	–	109	109
Interest rate contracts				
Interest rate swaps	35,605	56,024	956	1,412
Interest rate options	5,506	12,072	41	49
Equity contracts				
Equity futures	5	–	–	–
Equity options	292	–	–	–
Analysis of mark-to-market values				
Trading contracts			1,528	1,465
Non-trading contracts			345	887

Derivatives are financial contracts whose value and characteristics are derived from underlying assets, exchange and interest rates, and indices. They mainly include futures, forwards, swaps and options in foreign exchange, interest rate, equity and equity indices and commodities. Derivative positions arise from transactions with customers as well as Hang Seng's own dealing and asset and liability management activities. These positions are managed carefully to ensure that they are within acceptable risk levels.

Derivative instruments are subject to both market risk and credit risk. Market risk from derivative positions is controlled individually and in combination with on-balance sheet market risk positions within Hang Seng's market risk limits regime as described on page 75. The credit risk relating to a derivative contract is principally the replacement cost of the contract when it has a positive mark-to-market value and the estimated potential future change in value over the residual maturity of the contract. The nominal value of the contracts does not represent the amount of Hang Seng's exposure to credit risk. All activities relating to derivatives are subject to the same credit approval and monitoring procedures used for other credit transactions.

The table to the left provides an analysis of derivatives by product at 31 December 2003, showing those contracts undertaken for dealing and non-dealing purposes. Hang Seng's derivative positions are mainly in foreign exchange and interest rate contracts. Option contracts are mainly undertaken for option-linked investment/deposit products provided to customers and the related hedges. Mark-to-market values of derivatives designated for dealing purposes are included in "Other assets" for positive amounts and "Other liabilities" for negative amounts.

Operational risk

Operational risk is the risk of economic loss arising through fraud, unauthorised activities, error, omission, inadequate or failed internal process, people and systems or from external events. The management of operational risk comprises the identification, assessment, monitoring, control and mitigation of the risks. Hang Seng's operational risk management framework includes the assignment of responsibility at senior management level; identification of operational risks inherent in processes, activities and products; adequate information systems to record the identification and assessment of operational risks and generate regular management reporting; and rigorous collection and reporting of operational risk losses incurred.

The risk of losses caused by human error and fraud is mitigated under a well-established internal control environment in which processes are documented, authorisation is independent and where transactions are reconciled and monitored. Details of the internal control system are described in the "Corporate Governance and Other Information" on pages 94 and 95. Adequate insurance cover is taken to minimise losses in business operation and on the holding of fixed assets. To reduce the impact of and interruptions to business activities caused by system failure or natural disaster, back-up systems and contingency business resumption plans are in place for all business and critical back-office functions. Back-up computer systems and business resumption back-up sites are maintained. Detailed contingency recovery procedures are clearly documented, with periodic drills conducted to ensure the procedures are current and correct.

The Honourable LEE Quo-Wei
GBM, JP
Honorary Chairman



Mr David ELDON
JP
Chairman



DIRECTORS

The Honourable LEE Quo-Wei GBM, JP

Honorary Chairman

Age 85. Joined the Bank in 1946. Appointed a Director in December 1959 and elected Vice-Chairman in January 1976. Executive Chairman from 1983 until February 1996. Non-executive Chairman from March 1996 to December 1997. Honorary Chairman since 1 January 1998. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1978 to 1984. Consultant to the Board of The Hongkong and Shanghai Banking Corporation Limited from 1984 to 1992 and Adviser to the Board of HSBC Holdings plc from 1991 to 1997. Honorary Chairman of Hang Seng School of Commerce. A Director of Miramar Hotel and Investment Company Limited and New World Development Company Limited. Life Member of the Council of The Chinese University of Hong Kong. Recipient of the Businessman of the Year award in the Hong Kong Business Awards 1994, sponsored by DHL and the *South China Morning Post*. Awarded the Grand Bauhinia Medal by the Hong Kong Special Administrative Region ("HKSAR") Government in July 1997.

Mr David Gordon ELDON JP

Chairman

Age 58. Appointed a Director of the Bank in June 1996 and non-executive Chairman on 1 January 1998. Chairman of The Hongkong and Shanghai Banking Corporation Limited. A Director of HSBC Holdings plc, MTR Corporation Limited and Swire Pacific Limited. Steward of The Hong Kong Jockey Club. Chairman of the Executive Committee of the Community Chest. Vice Chairman of the General Committee of the Hong Kong General Chamber of Commerce and a member of the Hong Kong Trade Development Council. Recipient of the Business Person of the Year award in the Hong Kong Business Awards 2003, sponsored by DHL and the *South China Morning Post*.

Mr Vincent Hoi Chuen CHENG OBE, JP

Vice-Chairman and Chief Executive

Age 55. Appointed a Director of the Bank in October 1994 and became a Managing Director in April 1995. Appointed Vice-Chairman and Acting Chief Executive in March 1998. Vice-Chairman and Chief Executive since August 1998. Chairman of Hang Seng Life Limited, Hang Seng School of Commerce and the Board of Trustees of the Lord Wilson Heritage Trust. A Director of The Hongkong and Shanghai Banking Corporation Limited, Great Eagle Holdings Limited and Kowloon-Canton Railway Corporation. Chairman of the Process Review Panel for the Securities and Futures Commission and the Standing Committee on Directorate Salaries and Conditions of Service of the HKSAR Government. President of the Hong Kong Institute of Bankers. Vice-Chairman of Business and Professionals Federation of Hong Kong. A Committee Member of the Chinese General Chamber of Commerce. A member of the Standing Committee of the Beijing Municipal Committee of the Chinese People's Political Consultative Conference, the Independent Commission on Remuneration for Members of the Executive Council and the Legislature of the HKSAR and the Board of the Community Chest of Hong Kong. Court member of the Hong Kong University of Science and Technology. Visiting professor of Zhejiang University of China and Shenzhen University of China since September 2000 and April 2001 respectively. Honorary professor of Southwestern University of Finance & Economics of China since October 2000.

Mr Vincent H C CHENG
OBE, JP
Vice-Chairman and Chief Executive



* **Mr CHAN Cho Chak John GBS, JP**
Age 60. Managing Director of The Kowloon Motor Bus Company (1933) Limited. A Director of The Kowloon Motor Bus Holdings Limited and Guangdong Investment Limited. A Director and Chairman of RoadShow Holdings Limited. Former member of the Hong Kong Civil Service from 1964 to 1978 and from 1980 to 1993. Key posts held in Government included Private Secretary to the Governor, Deputy Secretary (General Duties), Director of Information Services, Deputy Chief Secretary, Secretary for Trade and Industry and Secretary for Education and Manpower. Deputy Chairman of The Hong Kong Jockey Club. Chairman of the Council of the Hong Kong University of Science and Technology. A Board Member and Executive Committee Deputy Chairman of the Community Chest. Awarded the Gold Bauhinia Star by the HKSAR Government in July 1999. Appointed a Director of the Bank in August 1995.

* **Dr CHENG Yu Tung DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)**
Age 78. Chairman of New World Development Company Limited. Managing Director of Chow Tai Fook Jewellery Company Limited and a Director of Shun Tak Holdings Limited. Appointed a Director of the Bank in March 1985.

Mr Simon Jeremy GLASS
Age 41. Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited since April 2003. Appointed a Director of the Bank in May 2003.

Dr HO Tim Chev Leg d'Hon, JP, DSSc(Hon), DBA(Hon), LLD(Hon)
Age 95. Joined the Bank in 1933. Appointed a Director and General Manager in December 1952. A Vice-Chairman from 1967 to 1979. Honorary Chairman of Miramar Hotel and Investment Company Limited. A Director of New World Development Company Limited and King Fook Holdings Limited. Permanent Member of the Board of Trustees of United College of The Chinese University of Hong Kong. A Council Member of The Chinese University of Hong Kong. A Board Member of Hang Seng School of Commerce. A Committee Member of Tang Shiu Kin and Ho Tim Charitable Fund. Permanent President of Ho's Clansmen Association Limited. Honorary President of Pun U District Association of Hong Kong and Honorary Permanent President of The Chinese Gold & Silver Exchange Society.

* **Mr Jenkin HUI**
Age 60. Director and Chief Executive of Pointpiper Investment Limited. A Director of Central Development Limited, Jardine Matheson Holdings Limited, Jardine Strategic Holdings Limited and Hongkong Land Holdings Limited. Appointed a Director of the Bank in August 1994.

* **Mr Peter LEE Ting Chang JP**
Age 50. Chairman of Hysan Development Company Limited. A non-executive Director of Cathay Pacific Airways Limited, SCMP Group Limited, Maersk (China) Shipping Company Limited, and a Director of a number of other companies. Vice President of the Real Estate Developers Association of Hong Kong. Appointed a Director of the Bank in August 2002.

* **Dr the Hon LI Ka Cheung Eric FHKSA, GBS, OBE, JP**
Age 50. Senior partner of Li, Tang, Chen & Co., Certified Public Accountants. Member of The Tenth National Committee of Chinese People's Political Consultative Conference. Member of the Legislative Council of the HKSAR ("LegCo"). Chairman of LegCo's Public Accounts Committee. Director of The Kowloon Motor Bus Holdings

Limited, SmarTone Telecommunications Holdings Limited, Wong's International (Holdings) Limited, CATIC International Holdings Limited, China Vanke Co, Ltd, China Resources Enterprise Limited and Business and Professionals Federation of Hong Kong. President of Hong Kong Society of Accountants in 1994. Member of Hong Kong Monetary Authority's Deposit-taking Companies Advisory Committee and Inland Revenue Department's User's Committee. Awarded the Gold Bauhinia Star by the HKSAR Government in July 2003. Appointed a Director of the Bank in February 2000.

Dr LO Hong Sui Vincent GBS, JP

Age 55. Chairman and Chief Executive of Shui On Group. Director of Great Eagle Holdings Limited, a non-executive Director of New World China Land Limited and an independent non-executive Director of China Telecom Corporation Ltd. Member of The Tenth National Committee of Chinese People's Political Consultative Conference. Vice Chairman of All-China Federation of Industry & Commerce. President of the Business and Professionals Federation of Hong Kong. President of Shanghai-Hong Kong Council for the Promotion and Development of Yangtze. Economic Adviser to the Chongqing Municipal Government. Member of HK US Business Council – HK Section. Court Member of the Hong Kong University of Science and Technology. Awarded the Gold Bauhinia Star by the HKSAR Government in July 1998. Recipient of the Businessman of the Year award in the Hong Kong Business Awards 2001, sponsored by DHL and the *South China Morning Post*. Awarded Director of the Year in the category of Listed Company Executive Directors by The Hong Kong Institute of Directors in 2002. Appointed a Director of the Bank in February 1999.

Mr LUK Koon Hoo Roger JP

Age 52. Joined the Bank in 1975. Appointed Director and Deputy Chief Executive in October 1994. Managing Director and Deputy Chief Executive since April 1996. A Director of AXA General Insurance Hong Kong Limited and Wharf T&T Limited. Vice President of the Hong Kong Institute of Bankers. Chairman of the Board of Trustees of the Sir Edward Youde Memorial Fund. Deputy Chairman of the Advisory Committee on Human Resources Development in the Financial Services Sector. A member of the Advisory Committee to the Securities and Futures Commission and the Broadcasting Authority. A Council Member and Treasurer of The Chinese University of Hong Kong. A Board Member of Hang Seng School of Commerce. A member of the Board of Trustees of The Queen Mary Hospital Charitable Trust.

Mr MOK Wai Kin FCCA, AHKSA, ACIS, ACIB

Age 55. Joined the Bank in 1966. Served in various positions including retail banking, trade finance and internal audit. Head of Audit Division from 1988 to July 1994. Appointed Head of Retail Banking Division since August 1994. Appointed Senior Assistant General Manager in January 1995, Deputy General Manager in July 1995 and General Manager in January 1996. Appointed Director and General Manager of the Bank in August 1999. Appointed Managing Director and General Manager of the Bank since April 2000. Responsible for retail banking, private banking, investment services and insurance business of the Bank.

Member of Hong Kong Monetary Authority's Deposit-taking Companies Advisory Committee. Court member of the Hong Kong Baptist University. Vice-Chairman of the Board of Li Po Chun United World College (Hong Kong), Limited and a Board Member of Hang Seng School of Commerce.

Mr OR Ching Fai Raymond

Age 54. General Manager of The Hongkong and Shanghai Banking Corporation Limited since February 2000. Chairman of HSBC Insurance (Asia-Pacific) Holdings Limited. A Director of Cathay Pacific Airways Limited, Esprit Holdings Limited, Hong Kong Interbank Clearing Limited and Hutchison Whampoa Limited. A Council Member of the Hong Kong Trade Development Council. Chairman of The Hong Kong Association of Banks in 2003. Appointed a Director of the Bank in February 2000.

* **Dr SIN Wai Kin David DSSc(Hon)**

Age 74. Chairman of Myer Jewelry Manufacturer Limited. Vice-Chairman of Miramar Hotel and Investment Company Limited. Executive Director of New World Development Company Limited. A Director of King Fook Holdings Limited. Appointed a Director of the Bank in November 1991.

* **Mr Richard Yat Sun TANG MBA, BBS, JP**

Age 51. Chairman and Managing Director of Richcom Company Limited. A Vice Chairman of King Fook Holdings Limited. A Director of Miramar Hotel and Investment Company Limited and Hong Kong Commercial Broadcasting Company Limited. Chairman of the Correctional Services Children's Education Trust Committee of the Correctional Services Department, a member of the Executive Committee of the Board of Management of the Chinese Permanent Cemeteries, an Adjudicator of the Registration of Persons Tribunal, a member of the HKSAR Passports Appeal Board, a member of the Barristers Disciplinary Tribunal Panel and a member of Customs & Excise Service Children's Education Trust Fund Investment Advisory Board. Awarded "Justice of the Peace" in 1997. Awarded the Bronze Bauhinia Star by the HKSAR Government in July 2000. Appointed a Director of the Bank in August 1995.

* *Independent non-executive Directors*

Mr D G Eldon is a Director of HSBC Holdings plc and The Hongkong and Shanghai Banking Corporation Limited. Mr Vincent H C Cheng is a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr Raymond C F Or is General Manager of The Hongkong and Shanghai Banking Corporation Limited. Mr S J Glass is a Director of HSBC Asia Holdings BV and Chief Financial Officer of The Hongkong and Shanghai Banking Corporation Limited. Each of HSBC Holdings plc, HSBC Asia Holdings BV and The Hongkong and Shanghai Banking Corporation Limited has an interest in the share capital of the Bank as disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance.

SENIOR MANAGEMENT

Mr Vincent Hoi Chuen CHENG OBE, JP

Vice-Chairman and Chief Executive

(Biographical details are set out on page 82)

Mr LUK Koon Hoo Roger JP

Managing Director and Deputy Chief Executive

(Biographical details are set out on page 84)

Mr MOK Wai Kin FCCA, AHKSA, ACIS, ACIB

Managing Director and General Manager

(Biographical details are set out on page 84)

The Directors have pleasure in presenting their report together with the audited accounts for the year ended 31 December 2003.

Principal activities

The Bank and its subsidiary and associated companies are engaged in the provision of banking and related financial services.

Profits

The consolidated profit of the Bank and its subsidiary and associated companies for the year is set out on page 103 together with particulars of dividends which have been paid or declared.

Major customers

The Directors believe that the five largest customers of the Bank accounted for less than 30% of the total of interest income and other operating income of the Bank in the year.

Subsidiaries

Particulars of the Bank's principal subsidiaries at 31 December 2003 are set out on page 149.

Share capital

No change in either the authorised or issued share capital took place during the year.

Donations

Charitable donations made by the Bank and its subsidiaries during the year amounted to HK$12 million.

Directors

The Directors of the Bank who were in office at the end of the year were The Honourable Lee Quo-Wei, Mr D G Eldon, Mr Vincent H C Cheng, Mr John C C Chan, Dr Y T Cheng, Mr S J Glass, Dr Ho Tim, Mr Jenkin Hui, Mr Peter T C Lee, Dr the Hon Eric K C Li, Dr Vincent H S Lo, Mr Roger K H Luk, Mr W K Mok, Mr Raymond C F Or, Dr David W K Sin and Mr Richard Y S Tang.

Mr S C Penney resigned from the Board with effect from 23 April 2003 following his appointment as Senior Executive Vice President and Chief Financial Officer of HSBC North America.

Mr S J Glass was appointed a Director of the Bank with effect from 22 May 2003. He retires under the provisions of the Bank's Articles of Association and, being eligible, offers himself for re-election.

The Directors retiring by rotation in accordance with the Bank's Articles of Association are Mr Jenkin Hui, Dr the Hon Eric K C Li and Dr David W K Sin, who, being eligible, offer themselves for re-election.

No Director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Bank which is not determinable by the Bank within one year without payment of compensation (other than statutory compensation).

No contract of significance, to which the Bank or any of its holding companies or any of its subsidiaries or fellow subsidiaries was a party and in which a Director of the Bank had a material interest, subsisted at the end of the year or at any time during the year.

Board Committees

The Board has set up two committees, namely the Executive Committee and the Audit Committee.

Executive Committee

The Executive Committee meets regularly and operates as a general management committee under the direct authority of the Board. The members of the Executive Committee include Mr Vincent H C Cheng (Chairman), Mr Raymond C F Or, Mr Roger K H Luk and Mr W K Mok (Directors).

Audit Committee

The Audit Committee meets regularly with the senior financial, internal audit and compliance management and the external auditors to consider the Bank's financial reporting, the nature and scope of audit reviews and the effectiveness of the systems of internal control and compliance. The members of the Audit Committee are Dr the Hon Eric K C Li (Chairman), Mr Richard Y S Tang and Mr S J Glass, all of whom are non-executive Directors of the Bank.

Code of Best Practice and Supervisory Policy Manual on Corporate Governance of Locally Incorporated Authorised Institutions

The Bank has complied throughout the year with the Code of Best Practice adopted by the Bank, which includes all the guidelines set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"), and has followed the module on "Corporate Governance of Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in September 2001. Information about the Bank's Corporate Governance is given on pages 94 to 96.

Directors' interests

At the end of the financial year, the interests of the Directors in the shares, underlying shares of equity derivatives and debentures of the Bank and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance "SFO") disclosed in accordance with the Listing Rules were detailed below.

	Personal Interests (held as beneficial owner)	Family Interests (Interests of spouse or child under 18)	Corporate Interests (Interests of controlled corporation)	Other Interests	Total Interests	Total Interests as % of the relevant issued share capital
Number of Ordinary Shares of HK$5 each in the Bank						
The Honourable Lee Quo-Wei	1,091,516	1,184,783	350,990[1]	158,152[2]	2,785,441	0.15
Mr D G Eldon	300	–	–	–	300	0.00
Mr John C C Chan	–	–	–	1,000[3]	1,000	0.00
Dr Ho Tim	3,480,252	–	–	–	3,480,252	0.18
Mr Roger K H Luk	1,983	2,500	–	–	4,483	0.00
Mr W K Mok	1,625	–	–	–	1,625	0.00
Number of Ordinary Shares of US$0.50 each in HSBC Holdings plc						
The Honourable Lee Quo-Wei	1,789,255	1,413,325	77,604[1]	1,731,077[2]	5,011,261	0.05
Mr D G Eldon	46,189[4]	905	–	289,829[7]	336,923	0.00
Mr Vincent H C Cheng	35,533	50,559	–	158,249[7]	244,341	0.00
Mr John C C Chan	14,283	–	–	3,000[3]	17,283	0.00
Mr S J Glass	267	8,188	–	53,815[7]	62,270	0.00
Dr Ho Tim	102,687	–	–	–	102,687	0.00
Mr Jenkin Hui	9,487	24,342	1,051,176[5]	–	1,085,005	0.00
Dr the Hon Eric K C Li	–	18,132	79,622[6]	–	97,754	0.00
Mr Roger K H Luk	54,287	2,445	–	66,454[7]	123,186	0.00
Mr W K Mok	–	–	–	62,839[7]	62,839	0.00
Mr Raymond C F Or	63,744	32,481	–	135,030[7]	231,255	0.00

Notes:

(1) The Honourable and Mrs Lee Quo-Wei together were entitled to control 33.33% of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

(2) 1,664,597 shares in HSBC Holdings plc were held by a charitable foundation which is exempt from tax under section 88 of the Inland Revenue Ordinance and of which The Honourable and Mrs Lee Quo-Wei were members of the Board of Trustees. 158,152 shares in the Bank and 66,480 shares in HSBC Holdings plc were held by two trusts of which Mrs Lee was one of the two trustees. Neither The Honourable Lee Quo-Wei nor Mrs Lee was a beneficiary of the shareholdings mentioned in this note.

(3) 1,000 shares in the Bank and 3,000 shares in HSBC Holdings plc were held by a trust of which Mr and Mrs John C C Chan were beneficiaries.

(4) These shares are jointly held by Mr and Mrs D G Eldon.

(5) Mr Jenkin Hui was entitled to fully control the voting power at general meetings of Parc Palais Incorporated, a private company, which beneficially held all of those shares referred to above as his corporate interests.

(6) Dr the Hon Eric K C Li was entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

(7) These represent interests in (i) options granted to Directors under the HSBC share plans to acquire ordinary shares of US$0.50 each in HSBC Holdings plc and (ii) conditional awards to Directors of ordinary shares of US$0.50 each in HSBC Holdings plc under the HSBC Holdings plc Restricted Share Plan, as set against their respective names below:

	Options (please refer to the options table below for details)	*Conditional awards of shares under the HSBC Holdings plc Restricted Share Plan (please refer to the awards table below for further information)*	*Total*
Mr D G Eldon	*–*	*289,829*	*289,829*
Mr Vincent H C Cheng	*3,070*	*155,179*	*158,249*
Mr S J Glass	*41,348*	*12,467*	*53,815*
Mr Roger K H Luk	*2,927*	*63,527*	*66,454*
Mr W K Mok	*3,126*	*59,713*	*62,839*
Mr Raymond C F Or	*2,994*	*132,036*	*135,030*

At the end of the financial year, the undermentioned Directors held unlisted physically settled options to acquire the number of ordinary shares of US$0.50 each in HSBC Holdings plc set against their respective names. These options were granted for nil consideration by HSBC Holdings plc.

	Options held at 31 December 2003	Options exercised during the year (ordinary shares of US$0.50 each)	Exercise price per share in pence	Date granted	Exercisable from	Exercisable until
Mr D G Eldon	–	36,000[(1)]	217.27	7 Mar 1995	7 Mar 1998	7 Mar 2005
	–	40,500[(1)]	333.34	1 Apr 1996	1 Apr 1999	1 Apr 2006
Mr Vincent H C Cheng	3,070	–	534.96	8 May 2003	1 Aug 2008	31 Jan 2009
Mr S J Glass	17,550	–	637.54	29 Mar 1999	3 Apr 2002	29 Mar 2009
	6,500	–	746.00	3 Apr 2000	3 Apr 2003	3 Apr 2010
	7,500	–	871.20	23 Apr 2001	23 Apr 2004	23 Apr 2011
	7,000	–	840.50	7 May 2002	7 May 2005	7 May 2012
	2,798	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
	41,348					
Mr Roger K H Luk	1,248	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,679	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
	2,927					
Mr W K Mok	3,126	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
Mr Raymond C F Or	–	21,000[(2)]	627.67	16 Mar 1998	16 Mar 2001	16 Mar 2008
	1,875	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,119	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
	2,994					

Notes:

(1) At the date of exercise, 27 May 2003, the highest price per share was 712p.

(2) At the date of exercise, 11 November 2003, the highest price per share was 900.5p.

At the end of the financial year, the interests of the Directors in the conditional awards of shares made in favour of them under the HSBC Holdings plc Restricted Share Plan and held by a trust for ordinary shares of US$0.50 each in HSBC Holdings plc were as follows:

	Awards held at 1 January 2003	Awards made during the year	Shares awarded released and transferred to the Director during the year	Awards held at 31 December 2003[1]
Mr D G Eldon	221,883	85,750	31,182	289,829
Mr Vincent H C Cheng	114,129	43,602	10,216	155,179
Mr S J Glass	12,235[2]	–	–	12,467
Mr Roger K H Luk	48,639	12,235	–	63,527
Mr W K Mok	45,005	12,235	–	59,713
Mr Raymond C F Or	81,553	44,450	–	132,036

Notes:

(1) This includes additional shares arising from scrip dividends.

(2) This represents the awards held by Mr S J Glass on 22 May 2003 when he was appointed a Director of the Bank.

All the interests stated above represent long positions. As at 31 December 2003, no short positions were recorded in the Register of Directors' and Chief Executives' Interests and Short Positions required to be kept under section 352 of the SFO.

Save as disclosed in the preceding paragraphs, at no time during the year was the Bank or any of its holding companies or its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Bank to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate.

No right to subscribe for equity or debt securities of the Bank has been granted by the Bank to, nor have any such rights been exercised by, any person during the year ended 31 December 2003.

Directors' interests in competing businesses

Pursuant to Rule 8.10 of the Listing Rules, at the end of the year, the following Directors had declared interests in the following entities which compete or are likely to compete, either directly or indirectly, with the businesses of the Bank:

The Honourable Lee Quo-Wei is a Director of New World Finance Co. Ltd., which conducts money lending business.

Mr D G Eldon is a Director of HSBC Holdings plc, the ultimate holding company of the Bank, and certain of its subsidiaries, including The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank.

Mr Vincent H C Cheng is a Director of The Hongkong and Shanghai Banking Corporation Limited and HSBC Insurance (Asia-Pacific) Holdings Limited, a subsidiary of The Hongkong and Shanghai Banking Corporation Limited.

Mr S J Glass is a Director of HSBC Asia Holdings BV, the immediate holding company of The Hongkong and Shanghai Banking Corporation Limited, and certain of its subsidiaries.

Mr Roger K H Luk is a Director of AXA General Insurance Hong Kong Limited, which conducts general insurance business.

Mr W K Mok is a Director of HSBC Asset Management (Hong Kong) Limited and HSBC Investment Funds (Hong Kong) Limited, subsidiaries of The Hongkong and Shanghai Banking Corporation Limited.

Mr Raymond C F Or is a Director of HSBC Insurance (Asia-Pacific) Holdings Limited, a subsidiary of The Hongkong and Shanghai Banking Corporation Limited.

HSBC Holdings plc, through its subsidiaries and associated undertakings, is engaged in providing a comprehensive range of banking, insurance and related financial services.

The entities in which the Directors have declared interests are managed by separate Boards of Directors and management, which are accountable to their respective shareholders.

The Board of the Bank includes seven independent non-executive Directors whose views carry significant weight in the Board's decisions. The Audit Committee of the Bank, which consists of three non-executive Directors, meets regularly to assist the Board of Directors in reviewing the financial performance, internal control and compliance systems of the Bank and its subsidiaries. The Bank is, therefore, capable of carrying on its businesses independently of, and at arm's length from, the businesses in which Directors have declared interests.

Directors' emoluments

The emoluments of the Directors of the Bank (including executive Directors and independent non-executive Directors) on a named basis are set out on page 126 of the Bank's accounts for the year ended 31 December 2003.

Substantial interests in share capital

The register maintained by the Bank pursuant to the SFO recorded that, as at 31 December 2003, the following corporations had interests (as defined in that Ordinance) in the Bank set opposite their respective names:

Name of Corporation	Number of Ordinary Shares of HK$5 each in the Bank (Percentage of total)
The Hongkong and Shanghai Banking Corporation Limited	1,188,057,371 (62.14%)
HSBC Asia Holdings BV	1,188,057,371 (62.14%)
HSBC Asia Holdings (UK)	1,188,057,371 (62.14%)
HSBC Holdings BV	1,188,057,371 (62.14%)
HSBC Finance (Netherlands)	1,188,057,371 (62.14%)
HSBC Holdings plc	1,188,057,371 (62.14%)

The Hongkong and Shanghai Banking Corporation Limited is a wholly-owned subsidiary of HSBC Asia Holdings BV, which is a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn is a wholly-owned subsidiary of HSBC Holdings BV. HSBC Holdings BV is a wholly-owned subsidiary of HSBC Finance (Netherlands), which in turn is wholly-owned by HSBC Holdings plc. Accordingly, The Hongkong and Shanghai Banking Corporation Limited's interests are recorded as the interests of HSBC Asia Holdings BV, HSBC Asia Holdings (UK), HSBC Holdings BV, HSBC Finance (Netherlands) and HSBC Holdings plc.

The Directors regard HSBC Holdings plc to be the beneficial owner of 1,188,057,371 ordinary shares in the Bank (62.14%).

All the interests stated above represent long positions. As at 31 December 2003, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

Purchase, sale or redemption of the Bank's listed securities

During the year, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of the Bank's listed securities.

Supervisory Policy Manual on Financial Disclosure by Locally Incorporated Authorised Institutions

The accounts of the Bank for the year ended 31 December 2003 fully comply with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2002.

Auditors

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

David Eldon
Chairman
Hong Kong, 1 March 2004

Corporate Governance

The Bank is committed to high standards of corporate governance and has followed the module on "Corporate Governance of Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in September 2001. It has also complied throughout the year with the Code of Best Practice adopted by the Bank, which includes all the guidelines set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

Board of Directors

The Board consists of 16 directors with a variety of different experience, whose brief biographical particulars are set out on pages 82 to 85. Among them, three are executive directors, while the remaining 13 are non-executive directors. Of the 13 non-executive directors, seven are independent non-executive directors.

The Board of Directors is committed to the Bank's objectives of consistently increasing shareholder value and providing superior services. It sets strategies and monitors the executive management. It meets regularly and had nine meetings in 2003.

The Board has set up two committees, namely, the Executive Committee and the Audit Committee. The Executive Committee meets between Board meetings each month and the Audit Committee which is chaired by an independent non-executive Director meets regularly, normally four times a year. Details of these two committees are set out in the Report of the Directors on page 87.

Internal Control

The Directors are responsible for internal control in the Bank and its subsidiaries and for reviewing its effectiveness.

The internal control system of the Bank comprises a well-established organisational structure and comprehensive policies and standards. Areas of responsibilities of each business and operational unit are clearly defined to ensure effective checks and balances.

Procedures have been designed for safeguarding assets against unauthorised use or disposition; for maintaining proper accounting records; and for the reliability of financial information used within the business or for publication. Such procedures can only provide reasonable and not absolute assurance against material errors, losses or fraud.

Systems and procedures are in place in the Bank to identify, control and report on the major types of risks including credit, market, capital, liquidity and operational. These risks are monitored by the Credit Committee, Asset and Liability Management Committee and the Executive Committee. Details of standards and procedures for management of individual types of risks are set out in the Financial Review section on pages 64 to 81.

In addition, the Bank has developed procedures (ranging from the money laundering deterrence programme to health and safety rules) to manage reputational risks which may arise as a consequence of its daily operations.

An annual operating plan is reviewed and approved by the Board. Reports on business performance compared with the plan are submitted to the Executive Committee and the Board of Directors for regular monitoring. A strategy is prepared every three to five years. The latest one was approved by the Board in May 2003 for the next five years.

Internal audit plays an important role in the Bank's internal control framework. It monitors the effectiveness of internal control procedures and compliance with policies and standards across all business and operational units. It also advises management on operational efficiency and other risk management issues. The work of the internal audit function is focused on areas of greatest risk to the Bank as determined by a risk assessment approach. The head of internal audit of the Bank reports to the Chairman and the Audit Committee.

A review of the effectiveness of the Bank's internal control system covering all controls including financial, operational and compliance and risk management is conducted annually.

Employee Remuneration

The Bank strives to attract, motivate and retain the very best people.

The remuneration packages are structured to take due account of levels and composition of pay and the market positioning in the territories in which the Bank operates.

To motivate staff to attain the best performance, the Bank adopts a performance-based remuneration system. Salaries are reviewed annually in the context of individual and business performance, market practice, internal relativities and competitive market conditions.

In appropriate circumstances, performance-related variable pay is provided as an incentive for staff. The level of the performance-related payment will depend on the performance of the Bank against the annual operating plan and the individual concerned. Subject to the attainment of predetermined targets, awards are made to staff under the relevant HSBC Group share plans as long-term incentives. In addition, eligible employees may subscribe to the HSBC Holdings savings-related share option plan.

Employee Involvement/Staff Development

Effective communication channels are established to enable two-way information exchange between the Bank and its staff. Management-related matters such as the Bank's business direction, strategies and performance are communicated to staff through various means including internal business seminars, in-house magazines, morning broadcasts, management communication sessions and training programmes. Staff are welcome to give feedback on issues of concern. They are further encouraged to bring up ideas through participation in work improvement programmes, cross-team projects and suggestion schemes. All these help align the interests of the Bank with its staff in achieving the Bank's business growth.

Staff development programmes are provided. These programmes not only help staff members fulfil personal career aspirations and continuing professional training requirements for the regulated businesses/activities, but also enhance their ability to meet the Bank's future challenges.

Code of Conduct

To ensure that the Bank operates with professional competence and to a high level of ethical standards, the Bank has incorporated a Code of Conduct in the Staff Handbook which all staff members are required to follow strictly. The Code which is in line with the relevant regulatory guidelines and other best industry practices, sets out ethical standards and values staff are required to adhere to and covers various legal, regulatory and ethical issues which include topics on prevention of bribery, staff dealing in securities, personal benefits and outside employment.

Staff members are reminded from time to time of the requirements of the Code which is reviewed and updated periodically.

Health and Safety

The Bank recognises the need for effective management of health and safety in order to provide a safe working environment. The Bank's objectives are to identify health, safety and fire risks in advance, assess the attendant risks and effect any necessary measures to remove, reduce or control material risks of fires and of accidents or injuries to employees and visitors.

Health and safety standards, policies, rules and procedures have been set up and are implemented by the Bank's Fire and Safety Officer. Dedicated commitment by all levels of staff is fostered through various means, such as periodic safety inspection, regular training courses and annual evacuation drills for emergency situations, for the compliance of both the statutory requirements and internal policies, rules and procedures on health and safety standards.

Communication with Shareholders

The Bank attaches great importance to communications with shareholders and a number of means is used to promote greater understanding and dialogue with investment audiences. The Bank's annual and interim results announcements are webcast live. The Annual and Interim Reports contain comprehensive information on business strategies and developments. The Annual General Meeting is an opportunity for communicating with shareholders and Board members are available to answer questions on the business. Designated senior executives maintain regular dialogue with institutional investors and analysts to keep them abreast of the Bank's development. The website *www.hangseng.com* offers an investor relations section and timely access to the Bank's press releases and other business information.

As a socially responsible business, Hang Seng Bank is committed to making a significant contribution to the well-being of the communities in which it operates as well as environmental protection.

The Bank firmly believes that by sharing its success with communities and operating in an environmentally responsible manner, it is helping to create a better future.

The Bank's inclusion in the FTSE4Good Global Index is a recognition of its socially responsible practices.

Community Activities

The Bank focuses on education, community services and sports development in its philanthropic and sponsorship activities, to support the disadvantaged and help enhance the quality of life in Hong Kong.

In 2003-04, the Bank allocated 129 scholarships for local, mainland China and overseas studies. This took the total number of scholarships awarded since 1995 to nearly 680 and their value to more than HK$34 million. The award of overseas scholarships to five Hong Kong and Mainland students in 2003 took the number of Hang Seng Scholars benefiting from the Bank's Overseas Scholarship Scheme to 33.

The Bank's initial three-year programme for the sponsorship of the Hang Seng Table Tennis Academy ended in 2003, benefiting more than 40,000 participants since the Academy's establishment in 2001. The Bank will continue to sponsor the Academy from 2004-06 and the number of participants is expected to increase to over 51,000. This will take the Bank's total sponsorship for the Academy to HK$7.3 million and for the promotion of table tennis since 1991 to about HK$20 million.

The Bank's sponsorship of "Blossom with Music" won the Silver Award in the Hong Kong Arts Development Awards – Arts Sponsorship Category, organised by the Arts Development Council. This music-in-education programme will teach music appreciation to 56,000 students in 2003-04, taking the total since 1998 to about 300,000 students.

The Bank launched a HK$75 million package of measures in 2003 to provide financial relief to individuals and businesses affected by SARS and to promote local consumption. It also contributed a total of HK$700,000 for SARS-related relief and prevention work and the setting up of scholarship schemes in memory of the two public hospital doctors who died of SARS.

More than HK$1.2 million has been donated to the Sowers Action since 1999 for the rebuilding of four schools in poor areas in the Mainland, with a combined student population of over 1,400. This included a primary school in Sichuan in 2003.

The Bank's charitable donations in 2003 amounted to HK$12 million, taking the total since 1993 to about HK$115 million. The total includes over HK$15 million for the Community Chest. Customers have donated about HK$1.5 million to charities through the Hang Seng e-Donation Service since its December 2001 launch.

Employee volunteer programmes are a key component of the Bank's community activities. In recognition of this, the Bank received the Champion of High Service Hour Award 2002 (Private Organisation) from the government's Social Welfare Department. The Bank's staff serve on many charities and public bodies.

The Bank was named a Caring Company for 2003-04 by the Hong Kong Council of Social Service.

Environmental Enhancement

The Bank seeks to minimise the environmental impacts of its business and has been drawing up a range of management practices aimed at promoting sustainable development.

It has incorporated environmental risk assessments into credit decisions to ensure responsible financing. It has also adopted the Equator Principles in its project financing.

An Environmental Management Committee oversees the implementation of an environmental policy, which came into effect in January 2003 and builds on the Bank's long-established practices. For details of the environmental policy, please visit the Bank's website at *www.hangseng.com*.



Our thanks go to...

the communities that support us. As a socially responsible corporation, we share our gains with them through philanthropic and sponsorship programmes ranging from local and overseas scholarships to table tennis development activities.

The Bank is setting targets to improve its environmental performance. It aims to reduce greenhouse gas emissions by 5% from 2003-07 and the consumption of office paper. It has stepped up efforts to minimise waste generation and increase recycling.

A Bank-wide "Green Ambassador Scheme" was set up in 2003 to encourage staff to strive for continual environmental improvement and promote green practices. About 120 staff members have been recruited as Green Ambassadors.

Charitable donations totalling about HK$700,000 have been made in lieu of sending Christmas cards since 1996. The Bank supports WWF Hong Kong as a diamond corporate member.

The Bank's e-Card series is the most comprehensive among local financial institutions and more than 180,000 e-Cards have been sent by customers and the public since the launch of the service in December 2001. The e-Card service won a Gold Quill Award from the International Association of Business Communicators in 2003.

The Bank continues to increase efforts to save resources in-house and in customer transactions through electronic communications and services. Reflecting its success, the number of e-Banking customers increased by 33.6% to about 337,000 in 2003.



目錄

Contents

至二零零三年十二月三十一日全年結算 (以港幣百萬元位列示)	for the year ended 31 December 2003 (Expressed in millions of Hong Kong dollars)	附註 note	**2003**	2002 重新列示* restated*
利息收入	Interest income	5(a)	**12,846**	14,960
利息支出	Interest expense	5(b)	**(2,667)**	(4,155)
淨利息收入	**Net interest income**		**10,179**	10,805
其他營業收入	Other operating income	5(c)	**5,198**	4,282
營業收入	**Operating income**		**15,377**	15,087
營業支出	Operating expenses	5(d)	**(3,902)**	(3,832)
扣除準備金前之營業溢利	**Operating profit before provisions**		**11,475**	11,255
呆壞賬準備	Provisions for bad and doubtful debts	5(e)	**(792)**	(571)
營業溢利	**Operating profit**	31(a)	**10,683**	10,684
有形固定資產及長期投資之溢利	Profit on tangible fixed assets and long-term investments	6	**461**	461
重估物業淨減值	Net deficit on property revaluation	23(a)&(d)	**(37)**	(36)
應佔聯營公司之溢利	Share of profits of associated companies		**30**	133
除税前一般業務溢利	**Profit on ordinary activities before tax**		**11,137**	11,242
一般業務溢利之税項	Tax on profit on ordinary activities	7(a)	**(1,423)**	(1,307)
除税後一般業務溢利	**Profit on ordinary activities after tax**		**9,714**	9,935
少數股東權益	Minority interests		**(175)**	(15)
本行股東應得之溢利	**Profit attributable to shareholders**	8	**9,539**	9,920
於一月一日之保留溢利	Retained profits at 1 January			
• 根據過往會計政策列示	• as previously reported		**19,242**	19,499
• 會計政策改變之調整	• arising on change in accounting policy		**198**	254
• 根據新會計政策列示	• as restated	30	**19,440**	19,753
撥往行址重估儲備之折舊	Transfer of depreciation to premises revaluation reserve	30	**68**	79
售出行址及投資物業而實現之重估增值	Realisation on disposal of premises and investment properties	30	**23**	9
換算及其他調整	Exchange and other adjustments	30	**18**	3
股息	Dividends	9(a)&30	**(9,368)**	(10,324)
於十二月三十一日之保留溢利	**Retained profits at 31 December**	30	**19,720**	19,440
			HK$	HK$
每股盈利	Earnings per share	10	**4.99**	5.19
每股股息	Dividends per share	9(a)	**4.90**	5.40

二零零二年之若干數字，因本行採納香港會計實務準則第十二號(修訂)「利得税項」而重新列示。詳情列於第一百零九頁之附註2「會計政策之變動」項下。

** Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 2 "Change in accounting policy" on page 109.*

第一百零八頁至第一百八十三頁之附註乃屬賬項之一部份。

The notes on pages 108 to 183 form part of these accounts.

二零零三年十二月三十一日
（以港幣百萬元位列示）

at 31 December 2003
(Expressed in millions of Hong Kong dollars)

		附註 note	2003	2002 重新列示* restated*
資產	**Assets**			
庫存現金及短期資金	Cash and short-term funds	12	**71,903**	77,784
一個月以上之定期存放同業	Placings with banks maturing after one month	13	**18,029**	30,919
存款證	Certificates of deposit	14	**28,683**	30,120
持作買賣用途之證券	Securities held for dealing purposes	15	**1,232**	1,198
客戶貸款	Advances to customers	16	**229,466**	224,562
直屬控股公司及同母系附屬公司欠款	Amounts due from immediate holding company and fellow subsidiary companies	18	**13,715**	7,471
長期投資	Long-term investments	20	**113,881**	79,169
聯營公司投資	Investments in associated companies	22	**549**	672
有形固定資產	Tangible fixed assets	23	**9,565**	10,439
其他資產	Other assets	24	**15,936**	12,320
			502,959	474,654
負債	**Liabilities**			
往來、儲蓄及其他存款	Current, savings and other deposit accounts	26	**439,913**	413,693
同業存款	Deposits from banks	27	**1,202**	1,072
直屬控股公司及同母系附屬公司存款	Amounts due to immediate holding company and fellow subsidiary companies	18	**2,412**	1,615
其他負債	Other liabilities	28	**19,147**	14,745
			462,674	431,125
資本來源	**Capital Resources**			
少數股東權益	Minority interests		**644**	444
股本	Share capital	29	**9,559**	9,559
儲備	Reserves	30	**26,641**	27,217
擬派股息	Proposed dividends	9	**3,441**	6,309
股東資金	Shareholders' funds		**39,641**	43,085
			40,285	43,529
			502,959	474,654

艾爾敦 *董事長* — **David Eldon** *Chairman*

鄭海泉 *副董事長兼行政總裁* — **Vincent H C Cheng** *Vice-Chairman and Chief Executive*

李家祥 *董事* — **Eric K C Li** *Director*

馬廣榮 *秘書* — **K W Ma** *Secretary*

**二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得稅項」而重新列示。詳情列於第一百零九頁之附註2「會計政策之變動」項下。*

** Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 2 "Change in accounting policy" on page 109.*

第一百零八頁至第一百八十三頁之附註乃屬賬項之一部份。

The notes on pages 108 to 183 form part of these accounts.

二零零三年十二月三十一日
(以港幣百萬元位列示)

at 31 December 2003
(Expressed in millions of Hong Kong dollars)

		附註 note	2003	2002 重新列示* restated*
資產	**Assets**			
庫存現金及短期資金	Cash and short-term funds	12	**40,085**	42,814
一個月以上之定期存放同業	Placings with banks maturing after one month	13	**15,928**	22,877
存款證	Certificates of deposit	14	**28,662**	29,672
持作買賣用途之證券	Securities held for dealing purposes	15	**1,093**	1,113
客戶貸款	Advances to customers	16	**170,495**	158,085
直屬控股公司及同母系附屬公司欠款	Amounts due from immediate holding company and fellow subsidiary companies	18	**7,949**	3,806
附屬公司欠款	Amounts due from subsidiary companies	19	**110,378**	125,509
長期投資	Long-term investments	20	**85,937**	51,875
附屬公司投資	Investments in subsidiary companies	21	**1,997**	2,027
有形固定資產	Tangible fixed assets	23	**7,193**	7,891
其他資產	Other assets	24	**8,815**	7,480
			478,532	453,149
負債	**Liabilities**			
往來、儲蓄及其他存款	Current, savings and other deposit accounts	26	**430,009**	404,279
同業存款	Deposits from banks	27	**1,192**	702
直屬控股公司及同母系附屬公司存款	Amounts due to immediate holding company and fellow subsidiary companies	18	**2,358**	1,588
附屬公司存款	Amounts due to subsidiary companies		**898**	381
其他負債	Other liabilities	28	**14,472**	12,193
			448,929	419,143
資本來源	**Capital Resources**			
股本	Share capital	29	**9,559**	9,559
儲備	Reserves	30	**16,603**	18,138
擬派股息	Proposed dividends	9	**3,441**	6,309
股東資金	Shareholders' funds		**29,603**	34,006
			478,532	453,149

艾爾敦 *董事長* — **David Eldon** *Chairman*

鄭海泉 *副董事長兼行政總裁* — **Vincent H C Cheng** *Vice-Chairman and Chief Executive*

李家祥 *董事* — **Eric K C Li** *Director*

馬廣榮 *秘書* — **K W Ma** *Secretary*

**二零零二年之若干數字,因本行採納香港會計實務準則第十二號(修訂)「利得稅項」而重新列示。詳情列於第一百零九頁之附註2「會計政策之變動」項下。*

**Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 2 "Change in accounting policy" on page 109.*

第一百零八頁至第一百八十三頁之附註乃屬賬項之一部份。

The notes on pages 108 to 183 form part of these accounts.

至二零零三年十二月三十一日全年結算
(以港幣百萬元位列示)

for the year ended 31 December 2003
(Expressed in millions of Hong Kong dollars)

		附註 note	2003	2002 重新列示* restated*
於一月一日之股東資金結餘	Shareholders' funds at 1 January			
• 根據過往會計政策列示	• as previously reported		**43,564**	44,952
• 會計政策改變之調整	• arising on change in accounting policy		**(479)**	(561)
• 根據新會計政策列示	• as restated		**43,085**	44,391
重估行址儲備之減值	Decrease in revaluation reserve of premises	30	**(285)**	(344)
按香港會計實務準則第十二號調整重估行址儲備之遞延稅項	Deferred tax adjustment on revaluation of premises arising from adoption of HKSSAP 12		**(80)**	29
重估投資物業儲備之減值	Decrease in revaluation reserve of investment properties	30		
• 銀行及附屬公司	• Bank and subsidiary companies		**(273)**	(270)
• 聯營公司	• associated company		**(125)**	(13)
長期股票投資重估儲備	Long-term equity investment revaluation reserve	30		
• 未實現之重估增值/(減值)	• unrealised gain / (deficit) on revaluation		**410**	(840)
• 因出售長期股票投資而實現之增值	• realisation on disposal		**(410)**	(423)
按香港會計實務準則第十二號調整重估長期股票儲備之遞延稅項	Deferred tax adjustment on revaluation of long-term equity investment arising from adoption of HKSSAP 12		**(2)**	–
換算及其他調整	Exchange and other adjustments	30	**18**	3
是年股東資金內確認之淨虧損	Net losses recognised in the shareholders' funds for the year		**(747)**	(1,858)
是年股東應得溢利	Profit attributable to shareholders for the year		**9,539**	9,920
股息	Dividends		**(12,236)**	(9,368)
於十二月三十一日之股東資金結餘	Shareholders' funds at 31 December		**39,641**	43,085

*二零零二年之若干數字,因本行採納香港會計實務準則第十二號(修訂)「利得稅項」而重新列示。詳情列於第一百零九頁之附註2「會計政策之變動」項下。

*Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 2 "Change in accounting policy" on page 109.

第一百零八頁至第一百八十三頁之附註乃屬賬項之一部份。

The notes on pages 108 to 183 form part of these accounts.

至二零零三年十二月三十一日全年結算 (以港幣百萬元位列示)	for the year ended 31 December 2003 (Expressed in millions of Hong Kong dollars)	附註 note	2003	2002
來自營業活動之現金流入淨額	**Net cash inflow from operating activities**	*31(a)*	**33,566**	4,681
來自投資活動之現金流量	**Cash flows from investing activities**			
注資聯營公司之現金流出淨額	Net cash outflow from investment in an associated company		**-**	(35)
收取聯營公司股息	Dividends received from an associated company		**24**	38
購入長期投資	Purchase of long-term investments		**(98,041)**	(96,052)
出售或贖回長期投資所得	Proceeds from sale or redemption of long-term investments		**69,710**	61,213
購入有形固定資產	Purchase of tangible fixed assets		**(142)**	(195)
出售有形固定資產所得	Proceeds from sale of tangible fixed assets		**35**	14
收取長期投資利息	Interest received from long-term investments		**2,496**	1,908
收取長期投資股息	Dividends received from long-term investments		**56**	98
投資活動之現金流出淨額	Net cash outflow from investing activities		**(25,862)**	(33,011)
來自融資活動之現金流量	**Cash flows from financing activities**			
已派股息	Dividends paid		**(10,324)**	(9,368)
少數股東注入資金	Contribution from minority shareholders		**-**	25
融資活動之現金流出淨額	Net cash outflow from financing activities		**(10,324)**	(9,343)
現金及等同現金項目之減少	**Decrease in cash and cash equivalents**		**(2,620)**	(37,673)
於一月一日之現金及等同現金項目	**Cash and cash equivalents at 1 January**		**76,817**	111,206
外幣兌換率轉變之影響	Effect of foreign exchange rate changes		**3,378**	3,284
於十二月三十一日之現金及等同現金項目	**Cash and cash equivalents at 31 December**	*31(b)*	**77,575**	76,817

現金及等同現金之組合按其流動性質而作出重新分類。包括庫存現金及一個月內到期之定期存放同業(以往為三個月內到期之定期存放同業),及由購買日起計三個月內到期之庫券及存款證。二零零二年數字已重新列示。

The components of cash and cash equivalents have been reclassified, in light of their liquid nature, to include cash and balances with banks maturing within one month (previously bank balances maturing within three months had been included), and treasury bills and certificates of deposit with less than three months' maturity from the date of acquisition. The figures for 2002 have been restated.

第一百零八頁至第一百八十三頁之附註乃賬項之一部份。

The notes on pages 108 to 183 form part of these accounts.

至二零零三年十二月三十一日全年結算
(除特別列明外均以港幣百萬元位列示)

Year ended 31 December 2003
(Figures expressed in millions of Hong Kong Dollars unless otherwise indicated)

1. 編製基礎

(甲) 本賬項乃按照香港會計師公會頒佈之香港財務報告準則(包括會計實務準則及註釋)編製,並符合香港公認會計準則及香港公司法例之規定。本賬項已完全遵守香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露財務資料」要求,及符合香港聯合交易所有限公司上市條例有關財務披露之規定。

(乙) 本綜合賬項包括恒生銀行(簡稱「銀行」)及其附屬與聯營公司(簡稱「集團」)截至十二月三十一日止年度之賬項。綜合賬項包括應佔聯營公司之業績及儲備,乃根據該等公司截止日期不早於十二月三十一日前六個月之賬項編製。集團內公司之間一切重大交易已於綜合計算時予以抵銷。

(丙) 本賬項乃採用原值成本慣例編製,惟若干投資證券及行址與投資物業則按照附註4(戊)及(己)之會計政策,修訂為以重估公平價值列示。

(丁) 除附註2「會計政策之變動」內所列示之變更外,編製本賬項所採用之會計政策與往年貫徹一致。

1. Basis of preparation

(a) These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. In addition, these accounts comply fully with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(b) The consolidated accounts comprise the accounts of Hang Seng Bank Limited ("the Bank") and all its subsidiary and associated companies ("the Group") made up to 31 December. The consolidated accounts include the attributable share of the results and reserves of associated companies based on accounts made up to dates not earlier than six months prior to 31 December. All significant intra-group transactions have been eliminated on consolidation.

(c) The accounts have been prepared under the historical cost convention, as modified by the revaluation of certain securities and premises and investment properties as set out in the accounting policies in notes 4(e) and 4(f) respectively.

(d) The accounting policies used in the preparation of these accounts are consistent with those used in the previous year except for those set out in note 2 "Change in accounting policy".

2. 會計政策之變動

往年，遞延稅項是因會計及稅務對收支處理不同而引起的所有重大時差，預計在可見未來可能出現的稅項負擔，按負債法提撥準備。遞延稅項資產，必須有充足理由確定在可見將來實現才會確認入賬。由二零零三年一月一日起，本集團改變有關遞延稅項之政策，以符合香港會計師公會發出香港會計實務準則第十二號（修訂）「利得稅項」之要求。新政策詳列於第一百一十九頁之附註4（癸）「利得稅項」項下。二零零三年十二月三十一日之綜合資產負債表內之遞延稅項資產及遞延稅項負債之結餘分別為港幣五千二百萬元及港幣六億四千三百萬元（二零零二年十二月三十一日則分別為港幣七千三百萬元及港幣六億三千五百萬元）。於二零零三年，撥回損益賬之遞延稅項為港幣四千九百萬元，而二零零二年則為支取損益賬港幣四千一百萬元。

採納香港會計實務準則第十二號導致會計政策改變並追溯至前年度。過往年度賬項因而作出調整。因此二零零二年之比較數字已重新列示，以符合是年度賬項之編排。

2. Change in accounting policy

In prior years, deferred tax liabilities were provided for using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, the Group has changed its policy for deferred tax in order to comply with Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income Taxes" issued by the Hong Kong Society of Accountants. Details of the new policy are set out in note 4(j) "Income tax" on page 119. The balances of deferred tax assets and deferred tax liabilities in the consolidated balance sheet at 31 December 2003 were HK$52 million and HK$643 million respectively (HK$73 million and HK$635 million respectively at 31 December 2002). The deferred tax released to the profit and loss account in 2003 was HK$49 million, compared with a charge of HK$41 million in 2002.

The adoption of HKSSAP 12 represents a change in accounting policy which has been applied retrospectively. The change in accounting policy has been reflected by way of a prior year adjustment and the comparative figures for 2002 have been restated to conform with the current year's presentation accordingly.

3. 業務性質

本集團主要從事銀行業及有關之金融服務。

3. Nature of business

The Group is engaged primarily in the provision of banking and related financial services.

4. 主要會計政策

(甲) 收入之確認

除貸款已列為呆賬外(附註4(丙))，利息收入均以應計基準在損益賬內確認。

費用及佣金收入均於列為應收項目時計入收益，除非該等收入是用以彌補向客戶持續提供服務之成本或須為客戶承擔風險，或屬利息性質收入。在該等情況下，費用則於有關期間內按適當之基準確認。

4. Principal accounting policies

(a) Income recognition

Interest income is recognised in the profit and loss account as it accrues, except in the case of doubtful debts (note 4(c)).

Fee and commission income is accounted for in the period when receivable, except where the fee is charged to cover the costs of a continuing service to or risk borne for the customer, or is interest in nature. In these cases, it is recognised on an appropriate basis over the relevant period.

4. 主要會計政策 *續*

(乙) 商譽

當收購附屬或聯營公司之成本高於或低於本集團購得其所佔可分離資產份額之公平淨值時，即產生商譽或折讓。於一九九八年一月一日起收購所產生之商譽已列入資產負債表之「其他資產」項內，而所產生之折讓則列於「其他負債」項內，並按照其估計可用年期以直線法攤銷。於一九九八年一月一日前進行之收購，其產生之商譽於收購當年從「儲備」項內撇除，而收購所產生之折讓則於收購當年誌入「儲備」項內。

於出售附屬或聯營公司時，任何未攤銷或已誌入儲備內之商譽或折讓，將與本集團購得其所佔資產份額之公平淨值一併計算出售該等公司之損益。

(丙) 呆賬及準備

(一) 當管理層對最終收回貸款本金或利息之機會存疑，或應償還之本金或利息已逾期九十天，該等貸款即列為呆賬；有關利息即作懸欠利息處理，並按需要提撥特殊準備。

惟於下述特殊情況下貸款可逾期至十二個月始列作懸欠利息處理：

- 持有之現金抵押足以償付貸款本金及利息總額，並可合法行使抵償權；
- 可變現之有形抵押品淨值足以抵償貸款本金及利息，並通過信審程序批准將利息累積或撥入本金；或
- 按組合基準以滾動率程式提撥準備之單一類別之小額貸款組合，可在逾期九十天後仍累計利息，累計利息將撥入本金按組合基準提撥準備。

4. Principal accounting policies *continued*

(b) Goodwill

Goodwill or discount arises on the acquisition of subsidiary and associated companies when the cost of acquisition differs from the fair value of the Group's share of separable net assets acquired. For acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet in "Other assets" and discount on acquisition is included in "Other liabilities" and they are amortised over their estimated lives on a straight line basis. For acquisitions prior to 1 January 1998, goodwill was charged against "Reserves" and discount on acquisition was credited to "Reserves" in the year of acquisition.

On disposal of the subsidiary or associated companies, any goodwill or discount on acquisition previously taken directly to reserves or not yet amortised in the profit and loss account is included in the Group's share of net assets of the company in the calculation of the profit or loss on disposal of the company.

(c) Doubtful debts and provisions

(i) Loans are designated as doubtful as soon as management has doubts as to the ultimate recoverability of principal or interest or when contractual payments of principal or interest are 90 days overdue. When a loan is considered doubtful, interest will be suspended and a specific provision raised if required.

However, the suspension of interest may exceptionally be deferred for up to 12 months past due in the following situations:

- where cash collateral is held covering the total of principal and interest due and the right of set-off is in place;
- where the value of net realisable tangible collateral is considered more than sufficient to cover the full repayment of all principal and interest due and credit approval has been given to the rolling-up or capitalisation of interest payments; or
- for portfolios of small homogeneous loans where provisions are made on a portfolio basis using the roll rate methodology, interest income will continue to accrue after the account is 90 days overdue and the interest will be included as part of the loan balance for the purpose of making provisions.

4. 主要會計政策 續

集團政策規定須以審慎及貫徹一致之基準迅速提撥適當之呆壞賬準備。所提撥之準備基本上分為特殊及一般兩種，兩者均須考慮抵押品情況及未償還金額而釐定。

(二) 特殊準備

特殊準備是對已確認之呆壞賬項衡量其實際及預期損失數字作出提撥，並在資產負債表之貸款項內扣除。

特殊準備是根據個別呆壞賬評估作提撥，惟單一類別之小額貸款組合則以整體組合作為評估基準。特殊準備之數額是按集團保守評估提撥，足以抵銷將有關貸款撇減至最終可收回之數值，並考慮包括下列之各項因素：

- 切實評估客戶之財政狀況，包括其在可接受之期限內償還欠款之可能性；
- 集團對客戶之總風險；
- 若客戶清盤或破產可獲得之派發金額；
- 貸款抵押品的可變現值；
- 追收貸款及將抵押品變現所涉及之費用；及
- 若貸款並非以本地貨幣為單位，則需考慮借款人獲取有關外幣之能力。

單一類別之小額貸款組合，是按組合基準以滾動率程式或相近之程式提撥特殊準備。採用之滾動率程式為一種根據統計分析以往趨勢預測不同程度的逾期貸款，最終無法償還及損失之比率，並參照其他過往經驗及評估當前經濟情況，計算預期損失而釐定合適之特殊準備。

4. Principal accounting policies *continued*

It is the Group's policy to make provisions for bad and doubtful debts promptly where required and on a prudent and consistent basis. There are two basic types of provisions, specific and general, each of which is considered in terms of the charge and the amount outstanding.

(ii) Specific provisions

Specific provisions represent the quantification of actual and expected losses from identified accounts and are deducted from loans and advances in the balance sheet.

Other than where provisions on small balance homogenous loans are assessed on a portfolio basis, the amount of specific provision raised is assessed case by case. The amount of specific provision raised is the Group's conservative estimate of the amount needed to reduce the carrying value of the asset to the expected ultimate net realisable value, and in reaching a decision consideration is given, among other things, to the following factors:

- the financial standing of the customer, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period;
- the Group's aggregate exposure to the customer;
- the likely dividend available on liquidation or bankruptcy;
- the realisable value of any collateral for the loan;
- the costs associated with obtaining repayment and realisation of the collateral; and
- if loans are not in local currency, the ability of the borrower to obtain the relevant foreign currency.

For portfolios of small homogeneous loans, specific provisions are made on a portfolio basis using the roll rate methodology or similar formulaic approach. Roll rate methodology is a statistical analysis of historical trends of the probability of default and amount of consequential loss, assessed at each time period for which payments are overdue and takes into account other historical data and an evaluation of current economic conditions to calculate an appropriate level of specific provisions based on expected loss.

4. 主要會計政策 *續*

(丙) 呆賬及準備 續

(三) 一般準備

一般準備作為補充特殊準備，以照應於結算日已存在但於日後始能確認之貸款損失。提撥水平乃根據集團之貸款組合結構及風險特性，及根據過往損失經驗預計貸款組合之個別部份之損失，並須參照過往經驗評估之潛在風險，定期檢討以維持適當之一般準備水平。一般準備於資產負債表所列客戶貸款中扣除。

(四) 懸欠利息之貸款

在編製資產負債表時，懸欠利息已從「客戶貸款」及「預付及應計收益」項下之應收利息賬項內扣除。收回之現金還款(變現抵押品所得現金除外)，首先抵償懸欠利息並進誌損益賬，同時按已收利息之數額，對未償本金餘額提撥特別準備。變現抵押品所得的款項將用於償還未償本金，餘額則用以彌補特殊準備及懸欠利息。

(五) 停止計息貸款

倘收回利息之機會渺茫，即停止累計利息。

直至客戶能夠依期償還本金與利息及確保將來之還款能力，方可重新列為正常收取利息之貸款。

(六) 貸款撇除

當欠債務已再無實際機會收回時，該貸款及其懸欠利息即作出撇賬。信用卡及無抵押私人貸款按一般程序於逾期二百一十日後予以撇除。

4. Principal accounting policies *continued*

***(c) Doubtful debts and provisions** continued*

(iii) General provisions

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future. The Group maintains general provisions which are determined taking into account the structure and risk characteristics of the Group's loan portfolio and the expected loss of the individual components of the loan portfolio based primarily on the historical loss experience. Historic levels of latent risk are regularly reviewed to determine that the level of general provisioning continues to be appropriate. General provisions are deducted from loans and advances to customers in the balance sheet.

(iv) Loans on which interest is being suspended

Interest suspended on doubtful debts is netted in the balance sheet against "Advances to customers" and accrued interest receivable in "Prepayments and accrued income". On receipt of cash (other than from the realisation of collateral), suspended interest is recovered and taken to the profit and loss account. A specific provision of the same amount as the interest receipt is then raised against the principal balance. Amounts received from the realisation of collateral are applied to the repayment of outstanding indebtedness, with any surplus used to recover any specific provisions and then suspended interest.

(v) Non-accrual loans

Where the probability of receiving interest payments is remote, interest is no longer accrued.

Loans are not reclassified as accruing until interest and principal payments are up-to-date and future payments are reasonably assured.

(vi) Write-off of loans

Where the loan has no reasonable prospect of recovery, the loan and related suspended interest are written off. Credit card and unsecured personal loans are normally charged off after 210 days overdue.

4. 主要會計政策 *續*

(丙) 呆賬及準備 續

(七) 重整貸款

重整貸款是基於客戶財政困難而重組或重訂償還條件之貸款，貸款重整之目的為提高逾期貸款最終之收回數額。藉著放緩追收欠款之正常程序，容許合資格之客戶改善賬戶情況或重新商議償還貸款條件。重整貸款條件通常較原來優惠。重整後之貸款按新還款期重新列為未逾期貸款，能按新還款期正常償還為期六至十二個月後，即不再列為重整貸款。若在新還款期仍逾期三個月，則按照香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露財務資料」要求，列為「逾期貸款」而不再列為重整貸款。

(八) 貸款變現而換取之資產

為有秩序地將其變現以抵償貸款而購入之資產均繼續列為貸款。所購入資產按轉換當日被清理之貸款賬面值列賬，而其日後減值則悉數提撥準備。

(丁) 外幣伸算

外幣本位之資產及負債均按年結日之市價滙率伸算為港元。海外分行及海外附屬公司之業績則按是年度平均滙率伸算為港元。

期初之外幣資本投資淨額及以平均滙率伸算之業績均於年結日重新按當日滙率伸算，所產生之損益將誌入「保留溢利」賬內。其他換算損益則誌入損益賬內。

4. Principal accounting policies *continued*

(c) Doubtful debts and provisions continued

(vii) Rescheduled advances

Rescheduled advances are those which have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. Rescheduling activity is designed to maximise cash recovery on overdue accounts by slowing down the formal steps in collection management to allow qualifying customers to repair or renegotiate satisfactory maintenance of their accounts. This will normally involve the granting of concession terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to twelve months. Rescheduled advances which have been overdued for more than three months under the rescheduled terms are reported as "overdue advances" in accordance with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.

(viii) Assets acquired in exchange for advances

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the advance disposed of at the date of the exchange, and provisions are made based on any subsequent deterioration in its value.

(d) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the year-end. The results of overseas branches and subsidiary companies are translated into Hong Kong dollars at the average rates of exchange for the year.

Exchange differences arising from the retranslation of opening foreign currency net investments and exchange differences arising from retranslation of the result for the year from the average rate to the exchange rate ruling at the year-end are accounted for in "Retained profits". Other exchange differences are recognised in the profit and loss account.

4. 主要會計政策 續

(戊) 投資

(一) 持作買賣用途及長期投資之證券

集團就擁有明確意向及能力持有至到期日之債務證券均列為「持至期滿之債務證券」並按類列入資產負債表內之「庫券」(列於「庫存現金及短期資金」項下)、「存款證」或「長期投資」。持至期滿之債務證券均按成本扣除減值準備列賬(附註4(庚))。

以溢價或折讓價購入之有期債務證券，其溢價及折讓均按購買日起至到期日止期間於損益賬內攤銷。此等證券均按成本調整購入溢價及折讓之攤銷列入資產負債表內。溢價及折讓之攤銷則列作「利息收入」。

持至期滿之債務證券若於到期日前售出或轉為持作買賣用途，因而產生之任何溢利或虧損均於當日列入損益賬內，並包括於「有形固定資產及長期投資之溢利」項內。

擬持續持有之股票均列為「長期投資」，並按公平價值列入資產負債表內；因市值變動所產生之溢利或虧損，則誌入「長期股票投資重估儲備」賬內。當出售或決定將投資減值時，所累積之溢利或減值即誌入該期損益結算表之「有形固定資產及長期投資之溢利」項內。

其他持作買賣用途之證券均按公平價值列入資產負債表內並按類列入「庫券」(列於「庫存現金及短期資金」項下)、「存款證」或「持作買賣用途之證券」。該等資產之公平價值變動則於損益結算表之「買賣溢利」項內確認。

4. Principal accounting policies *continued*

(e) Investments

(i) Securities held for dealing purposes and long-term investments

Debt securities in respect of which the Group has the expressed intention and ability to hold until maturity are classified as "Held-to-maturity securities" and are included in the balance sheet in the categories of "Treasury bills"(included in "Cash and short-term funds"), "Certificates of deposit" or "Long-term investments" as appropriate. Held-to-maturity debt securities are included in the balance sheet at cost less provision for any impairment (note 4(g)).

Where dated debt securities have been purchased at a premium or discount, those premiums and discounts are amortised through the profit and loss account over the period from the date of purchase to the date of maturity. These securities are included in the balance sheet at cost adjusted for the amortisation of premiums and discounts arising on acquisition. The amortisation of premiums and discounts is included in "Interest income".

Any profit or loss arising on disposal of held-to-maturity securities prior to maturity or on transfer to securities held for dealing purposes is included in the profit and loss account as it arises and is included in"Profit on tangible fixed assets and long-term investments".

Equity shares intended to be held on a continuing basis are classified as "Long-term investments" and are included in the balance sheet at fair value. Gains and losses arising from changes in fair value are accounted for as movements in the "Long-term equity investment revaluation reserve". When an investment is disposed of or the investment is determined to be impaired, the cumulative profit or loss, including any amounts previously recognised in the long-term equity investment revaluation reserve, is included in the profit and loss account for the year in "Profit on tangible fixed assets and long-term investments".

Other securities are classified as held for dealing purposes and included in the balance sheet at fair value in the categories of "Treasury bills" (included in "Cash and short-term funds"), "Certificates of deposit", or "Securities held for dealing purposes" as appropriate. Changes in fair value of such assets are recognised in the profit and loss account as "Dealing profits" as they arise.

4. 主要會計政策 *續*

(戊) 投資 *續*

售出之證券如附有按預定價格回購之承諾，仍按原分類列於資產負債表內，而出售所得之金額則以負債方式列示。相反，根據類似轉售承諾而購入之證券則不會在資產負債表內確認，而所支付之金額則視乎交易對手之性質為銀行或非銀行而列入「庫存現金及短期資金」或「客戶貸款」賬內。

(二) 附屬公司投資

附屬公司投資均按成本值扣除董事認為需要提撥之減值準備後於銀行之資產負債表內列賬(附註4(庚))。

(三) 聯營公司投資

聯營公司投資於綜合賬項內以權益法計算集團應佔該等公司之資產淨值列賬；而在銀行之資產負債表內則以成本值扣除董事認為需要提撥之減值準備後列賬(附註4(庚))。

(己) 有形固定資產

(一) 行址按估值減除折舊後列賬。折舊乃按照資產之估計可用年數攤銷全部賬面價值，計算方式如下：

- 永久業權之土地不予折舊；
- 租約業權之土地按照租約剩餘年數攤銷；及
- 房屋及其改良成本按直線法每年撇銷百分之二或按租約剩餘年數分攤折舊，兩者以較高者為準。

4. Principal accounting policies *continued*

(e) Investments *continued*

Where securities are sold subject to a commitment to repurchase them at a predetermined price, they remain in the balance sheet and a liability is recorded in respect of the consideration received. Conversely, securities purchased under analogous commitments to resell are not recognised in the balance sheet and the consideration paid is recorded in "Cash and short-term funds" where the counterparty is a bank or in "Advances to customers" where the counterparty is a non-bank customer.

(ii) Investments in subsidiary companies

Investments in subsidiary companies are stated at cost less provision for any impairment (note 4(g)) as determined by the Directors in the Bank's balance sheet.

(iii) Investments in associated companies

Investments in associated companies are stated at the Group's attributable share of the net assets of the associated companies using the equity method of accounting in the Group's consolidated balance sheet and are stated at cost less provision for any impairment (note 4(g)) as determined by the Directors in the Bank's balance sheet.

(f) Tangible fixed assets

(i) Premises are stated at valuation less depreciation calculated to write off the assets over their estimated useful lives as follows:

- freehold land is not depreciated;
- leasehold land is depreciated over the unexpired terms of the leases; and
- buildings and improvements thereto are depreciated at the greater of 2% per annum on the straight line basis or over the unexpired terms of the leases.

4. 主要會計政策 *續*

(己) 有形固定資產 *續*

(二) 行址均由具專業資格之估價師定期估值，以確保其賬面淨值與公平價值無大差異。因重估而產生之溢價先沖回誌於損益賬內有關該物業過往重估所產生之虧損，餘數誌入儲備項下之「行址重估儲備」內。因重估而產生之虧損先從「行址重估儲備」內扣除該物業過往之重估溢價，不足之數於損益賬內支銷。

(三) 投資物業由具專業資格之估價師估計其公開市值列示於資產負債表。按投資組合計算之重估溢價已誌入「投資物業重估儲備」賬內。按組合計算而產生之重估虧損先從過往重估溢價內扣除，不足之數於損益賬內支銷。

租約期尚餘二十年或以下之投資物業需按估值減除折舊後列賬。折舊乃按照租約之剩餘年數攤銷全部賬面價值計算。

(四) 設備包括傢俬、機械及其他設備按成本減除折舊後列賬。折舊之計算乃按照資產之估計可用年數(一般在三至十年間)，以直線折舊法攤銷。

(五) 出售行址、投資物業及設備之損益均以淨售所得與該資產之賬面淨值差價計算。因出售行址而實現之有關重估溢價由「行址重估儲備」項下撥往「保留溢利」項下。因出售投資物業而實現之有關重估溢價或虧損，則由「投資物業重估儲備」項下撥往「保留溢利」項下。

4. Principal accounting policies *continued*

(f) Tangible fixed assets *continued*

(ii) Premises are revalued by professionally qualified valuers with sufficient regularity to ensure that the net carrying amount does not differ materially from the fair value. Surpluses arising on revaluation are credited firstly to the profit and loss account to the extent of any deficits arising on revaluation previously charged to the profit and loss account in respect of the same premises, and are thereafter taken to the "Premises revaluation reserve". Deficits arising on revaluation are firstly set off against any previous revaluation surpluses included in the "Premises revaluation reserve" in respect of the same premises, and are thereafter taken to the profit and loss account.

(iii) Investment properties are stated in the balance sheet at their open market values which are assessed by professionally qualified valuers. Surpluses arising on revaluation on a portfolio basis are credited to the "Investment properties revaluation reserve". Deficits arising on revaluation on a portfolio basis are firstly set off against any previous revaluation surpluses and thereafter taken to the profit and loss account.

Investment properties held on leases with 20 years or less to expiry are stated at valuation less depreciation calculated to write off the assets over the remaining terms of their leases.

(iv) Equipment, comprising furniture, plant and other equipment, is stated at cost less depreciation calculated on the straight line basis to write off the assets over their estimated useful lives, which are generally between 3 and 10 years.

(v) On disposal of premises, investment properties and equipment, the profit or loss is calculated as the difference between the net sales proceeds and the net carrying amount. Surpluses relating to premises disposed of included in the "Premises revaluation reserve" are transferred as movements in reserves to "Retained profits". Surpluses or deficits relating to investment properties disposed of included in the "Investment properties revaluation reserve" are transferred as movements in reserves to "Retained profits".

4. 主要會計政策 續

(庚) 減值

除行址及投資物業以重估價值及投資證券以公平價值及客戶貸款已扣除準備金列賬外，本集團在每結算日，均檢討各類資產，主要包括持至期滿之債務證券及附屬公司投資及聯營公司投資，有否出現減值跡象。若資產之可收回價值低於賬面值，則須減值至其可收回價值。釐定該等資產可收回價值之基準，若持至期滿之債務證券，則參照市場開報價，若附屬公司及聯營公司投資，則按董事以合適之評估基準如資產淨值或未來現金流量現值作出評估。

減值虧損應即時於損益結算表中確認。轉回之減值虧損應以資產未減值前之賬面數額為限。撥回之減值虧損在確認轉回之年度損益結算表沖回。

(辛) 融資及經營租賃

若租賃合約之大部份與擁有權有關之風險及利益實質上轉讓予承租人，即列為融資租賃。當本集團為融資租賃之出租人，則該等租賃之投資淨額將包括於資產負債表內「客戶貸款」項下。應收租賃款項所包含之融資收入將於租賃期內按投入資金之比例在「利息收入」內確認。與融資租賃性質相同之租購合約亦作融資租賃處理。

其他租賃合約均列為經營租賃。若集團為經營租賃之出租人，用作租賃之資產將包括在「有形固定資產」內，並按合適情況根據列於附註4(己)之集團折舊政策計算折舊。經營租賃之應收租金在租賃期內之會計年度以等額分期方式誌入「其他營業收入」項內。應收或有租金收入則在相應之會計年度入賬。經營租賃支付之租金則在租賃期內之會計年度以等額分期方式在損益賬內「房地產及設備費用」中支銷。應付或有租金支出則在相應之會計年度支銷。

4. Principal accounting policies *continued*

(g) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets (other than premises and investment properties carried at revalued amounts and investment securities carried at fair value and customer advances stated net of provisions) to determine whether there is any indication that those assets, mainly including held-to-maturity securities, investments in subsidiary and associated companies, are impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. The recoverable amounts of assets subject to impairment assessment is determined, in case of held-to-maturity securities, by reference to quoted market price and, in case of investments in subsidiary and associated companies, based on valuation of the Directors on an appropriate valuation basis such as net asset value or net present value of future cash flows.

Impairment losses are recognised in the profit and loss account immediately. A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(h) Finance and operating leases

Leases under which substantially all the risks and benefits of ownership are transferred to the lessees are classified as finance leases. Where the Group is a lessor under finance leases, an amount representing the net investment in the lease is included in the balance sheet as "Advances to customers". Finance income implicit in the lease payment is recognised as "Interest income" over the period of the leases in proportion to the funds invested. Hire purchase contracts having the characteristics of finance leases are accounted for in the same manner as finance leases.

Other leases are classified as operating leases. Where the Group is a lessor under operating leases, the leased assets are included in "Tangible fixed assets", and where applicable, are depreciated in accordance with the Group's depreciation policy as set out in note 4(f). Rentals receivable under operating leases are recognised as "Other operating income" in equal instalments over the accounting periods covered by the lease term. Contingent rentals receivable are recognised as income in the accounting period in which they relate to. Payments made under operating leases are charged to the profit and loss account as "Premises and equipment expenses" in equal instalments over the accounting periods covered by the lease term. Contingent rentals payable are written off as an expense of the accounting period in which they are incurred.

4. 主要會計政策 *續*

(壬) 僱員福利計劃

(一) 薪金、年終花紅、年度有薪假期、假期旅遊津貼及非現金性福利之成本，均在有關僱員提供服務之年度內以應計基準支銷，而在年底累積之有薪假期，可以在以後年度享用或在僱員離職時領取休假代金者，亦已提撥準備。

(二) 本集團為僱員提供退休福利，按有關法例設有界定利益福利計劃和公積金福利計劃及參予強制性公積金計劃。

是年度損益賬支取之界定利益福利計劃之退休福利成本，乃按一系列精算假定，計算是期服務成本、利息成本及預計投資回報，並計及須予確認之淨精算虧損後釐定。

本集團於每一個界定利益福利計劃之負擔淨額，乃估計職員截至結算日之服務年期應賺取將來所得福利之折現值，再扣減福利計劃資產之公平價值而計算。貼現率乃參照與福利計劃負擔年期接近之高質素企業債務證券於結算日之孳息率。由合資格精算師採用 Projected Unit Credit Method 計算。

在計算本集團之負擔淨額時，累積未確認精算盈餘或虧損超逾界定利益福利負擔折現值與計劃資產公平價值，兩者中較高數額百分之十，該部份須按參予計劃僱員之預計未來工作年期在損益結算表中確認。未超逾該上限之精算盈餘或虧損則不須確認。

若集團之負擔淨額低於零值而出現資產，可確認之數額不能大於集團未來可從福利計劃收回之退款或減少之供款之折現值扣除累積未確認之淨精算虧損及過往服務成本。

4. Principal accounting policies *continued*

(i) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by the employees. Provision is made in respect of paid leave entitlement accumulated during the year, which can be carried forward into future periods for compensated absence or payment in lieu if the employee leaves employment.

(ii) The Group provides retirement benefits for staff members and operates defined benefit and defined contribution schemes and participates in mandatory provident fund schemes in accordance with the relevant laws and regulations.

The retirement benefit costs of defined benefit schemes charged to profit and loss account are determined by calculating the current service cost, interest cost and expected return on scheme assets in accordance with a set of actuarial assumptions and taking into account the amount of net actuarial losses required to be recognised.

The Group's net obligation in respect of defined benefit schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligation. The calculation is performed by a qualified actuary using the Projected Unit Credit Method.

In calculating the Group's obligation in respect of a scheme, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the profit and loss account over the expected average remaining working lives of the employees participating in the scheme. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the net total of any cumulative unrecognised net actuarial losses and past service costs and the present value of any future refunds from the scheme or reductions in future contributions to the scheme.

4. 主要會計政策 *續*

(壬) 僱員福利計劃 *續*

公積金計劃及強制性公積金計劃之供款乃按有關章程規定，並在該年度之損益賬內支銷。此類計劃供款之權益悉數歸於僱員。

(三) 本集團參與滙豐集團設置之股份報酬計劃認購滙豐控股有限公司之股份。按市值授出認股權之計劃，並無確認任何成本，儲蓄優先認股權計劃之認股權乃按公平價值不多於百分之二十折讓授出，此等獎勵亦無確認成本。而有限制股份獎勵計劃，本集團攤分購買股份以供有條件授出股份獎勵之成本於「人事費用」內按適用之表現要求期間攤銷。

(癸) 利得稅項

(一) 利得稅包括是年應繳稅項及遞延稅項資產及負債之增減。是年度稅項及遞延稅項資產及負債之增減均於損益賬內支銷，除非與「儲備」項目有關之遞延稅項增減，則在「儲備」項內支銷。

(二) 是年應繳稅項是按應課稅利潤以結算日已立法或實則生效之稅率計算，以及上年度應繳稅項之調整。

(三) 遞延稅項資產及負債是由財務報表之資產及負債之賬面值及課稅基礎值兩者間的暫時性差額而產生。遞延稅項資產亦可來自未扣減之稅務虧損及未運用之稅務優惠。

因課稅暫時差額而產生之所有遞延稅項負債，在一般情況下應全數確認。而遞延稅項資產則應在預期可取得足夠應課稅溢利扣減之情況下，方予以確認。

4. Principal accounting policies *continued*

(i) Employee benefits *continued*

The retirement benefit costs of defined contribution schemes and mandatory provident fund schemes are the contributions made in accordance with the relative scheme rules and are charged to the profit and loss account of the year. Contributions to the schemes vest immediately.

(iii) The Group participates in the share compensation plan operated by the HSBC Group for acquisition of HSBC Holdings plc shares. For the share option plan where such options are granted at fair value, no compensation costs are recognised. For the savings-related share option plan where options are granted at a discount of not more than 20% to fair value, no compensation cost is recognised for such awards. For the restricted share award plan, the Group's share of cost for acquisition of shares for the conditional award under such plan is charged to "Staff costs" over the period in respect of which the performance condition applies.

(j) Income Tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in reserves, in which case they are recognised in reserves.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available, against which deductible temporary differences can be utilised.

4. 主要會計政策 *續*

(癸) 利得稅項 *續*

遞延稅項是按預期該等稅項負債或資產需清付或扣減時所適用之稅率計算。遞延稅項資產及負債毋須計算折現值。遞延稅項資產及負債結餘，須在結算日檢討。若預期沒有足夠應課稅溢利以供稅務扣減，則須減低遞延稅項資產額。

(四) 是年應繳稅項結餘和遞延稅項結餘及其增減，均需獨立列賬而互不抵銷。本期稅項資產抵銷本期稅項負債，及遞延稅項資產抵銷遞延稅項負債，只在本行或本集團具有合法抵銷權抵銷本期稅項資產和本期稅項負債時方可進行。通常限於同一課稅單位在同一稅務機關範圍下，才能進行抵銷。

(子) 資產負債表外之金融工具

資產負債表外之金融工具統稱衍生工具，該等合約之價值變化衍生自對照之資產、利率、滙率或指數，包括在外滙、利率及股票市場上進行之期貨、遠期、掉期及期權交易。凡具有合法抵銷權之合約均採用淨額結算。

此等工具之記賬方法視乎其交易目的為買賣或非買賣用途而定。

(一) 買賣交易

買賣用途之交易包括持盤及因應客戶需要而進行之交易及其對沖活動。

用作買賣之交易以市值記賬，因市值變動而產生損益之淨現值就未賺取之信貸息差及日後之服務成本而作出適當遞延處理後列入損益賬內之「買賣溢利」。資產負債表以外之買賣交易於可能情況下參照獨立之流通市場報價而評值。而未有報價之交易則參照獨立之市場價格或利率，採用估值模式釐定。流動性不足之持盤須按適當情況調整估值。

4. Principal accounting policies *continued*

(j) Income tax *continued*

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax assets and liabilities are not discounted. The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Bank or the Group has the legally enforceable right to set off current tax assets against current tax liabilities. The principle of offsetting usually applies to income tax levied by the same tax authority on same taxable entity.

(k) Off-balance sheet financial instruments

Off-balance sheet financial instruments, commonly referred to as derivatives, are contracts the characteristics and value of which are derived from those of the underlying assets, interest and exchange rates or indices. They include futures, forwards, swap and options transactions in the foreign exchange, interest rate and equity markets. Netting is applied where a legal right of set-off exists.

The accounting for these instruments is dependent upon whether the transactions are undertaken for dealing or non-dealing purposes.

(i) Dealing transactions

Transactions for dealing purposes include those undertaken for proprietary purposes and to service customers' needs, as well as any related hedges.

Transactions undertaken for dealing purposes are marked-to-market and the net present value of any gain or loss arising is recognised in the profit and loss account as "Dealing profits", after appropriate deferrals for unearned credit margin and future servicing costs. Off-balance sheet dealing transactions are valued by reference to an independent liquid price where this is available. For those transactions where there are no readily quoted prices, market values are determined by reference to independently sourced rates, using valuation models. Adjustments are made for illiquid positions where appropriate.

4. 主要會計政策 *續*

(子) 資產負債表外之金融工具 *續*

按市值列賬之滙率、利率及股票合約所產生之資產，包括未實現盈利均列於「其他資產」項目下。按市值列賬之交易所產生之負債，包括未實現虧損，則列於「其他負債」項下。

(二) 非買賣交易

非買賣之交易是指按本集團風險管理策略，為應計基準列賬之資產、負債、持盤或未來現金收支作對沖用途之合約。非買賣交易包括符合下述條件之對沖交易及用以改變指定金融工具之風險特性之交易。

非買賣交易均以其指定資產、負債或持盤淨額相同之基準入賬。任何損益均按有關資產、負債或持盤之損益之同等基準予以確認。

符合對沖交易條件之衍生工具須有效降低相關資產、負債或預期交易之價格或利率風險，並在訂立衍生工具合約之始即列為對沖交易。因此，衍生工具之市值變動必須與相關之對沖項目在對沖合約訂立之始與及有效期內之市值變動緊密相應。符合此等條件之衍生工具會按相關對沖項目之相同基準列賬。作對沖用途之衍生工具包括掉期、遠期及期貨。

利率掉期合約亦可會用作改變金融工具之利率特性。要符合改變利率特性之要求，該衍生工具合約金額及利率風險，須與指定之單一或一籃子資產或負債組合掛鈎，以達致既定風險管理目標。此等利率掉期合約之有關收支，均以應計基準誌入「利息收入」及「利息支出」項內。

出售或終止未到期之非買賣用途合約所產生之損益，按原來合約剩餘期間攤銷。當有關之資產、負債或持盤出售或終止時，該等合約即改為以市值列賬，而產生之損益則即時誌入損益賬內。

4. Principal accounting policies *continued*

(k) Off-balance sheet financial instruments *continued*

Assets, including gains, resulting from off-balance sheet exchange rate, interest rate and equities contracts which are marked-to-market are included in "Other assets". Liabilities, including losses, resulting from such contracts, are included in "Other liabilities".

(ii) Non-dealing transactions

Non-dealing transactions are derivatives which are held for hedging purposes as part of the Group's risk management strategy against assets, liabilities, positions or cash flows measured on an accruals basis. Non-dealing transactions include qualifying hedges and positions that synthetically alter the characteristics of specified financial instruments.

Non-dealing transactions are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.

To qualify as a hedge, a derivative must effectively reduce the price or interest rate risk of the asset, liability or anticipated transaction to which it is linked and be designated as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedged contract. If these criteria are met, the derivative is accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes include swaps, forwards and futures.

Interest rate derivatives are also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument must be linked to specific individual or pools of similar assets or liabilities by the notional principal and interest rate risks of the associated instruments, and must achieve a result that is consistent with defined risk management objectives. Interest rate derivatives for synthetic alteration are accounted for on an accruals basis with the relative income and expense accounted for as "Interest income" and "Interest expense" respectively.

Any gain or loss on termination of non-dealing derivatives is deferred and amortised to the profit and loss account over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the non-dealing derivative is immediately marked-to-market through the profit and loss account.

4. 主要會計政策 續

(子) 資產負債表外之金融工具 續

若衍生工具在訂立合約後不符合對沖條件或改變利率特性之要求，將按其市值列賬，而有關損益則列入「買賣溢利」項內。

(丑) 長期保險業務

本集團確認長期保險業務權益之估值，是審慎評估現時生效之長期保險業務未來將產生之盈利之折現值，並考慮近期經驗及一般經濟情況，及有關長期保險基金內之保留盈餘。此等估值會於每年諮詢獨立精算師後予以釐定。長期保險業務權益估值之變動乃按本集團於長期保險業務權益之投資，在損益結算表之「應佔聯營公司之溢利」或「其他營業收入」項內呈列。照應保單持有人權益之長期保險業務資產及負債已在「其他資產」及「其他負債」項內確認。

(寅) 有關連人士

就此賬項目而言，有關連人士乃指本集團能直接或間接對其財務及營運決策作出控制或重大影響，反之亦然，又或本集團與其均受同一方面之控制或重大影響。有關連人士包括個人及其他個體。

(卯) 按類分析

按類分析資料以業務類別及地理區域列示。由於按業務類別分析所得資料較適用於本集團之營運及財務決策，故被選定為主要按類分析。

(辰) 現金及等同現金項目

現金流量結算表中之現金及等同現金項目包括現金及一個月內到期之定期存於同業資金，及由購買日起計三個月內到期之庫券及存款證。

4. Principal accounting policies *continued*

(k) Off-balance sheet financial instruments *continued*

Derivatives that do not qualify as hedges or synthetic alterations after inception are marked-to-market through the profit and loss account, with gains and losses included in "Dealing profits".

(l) Long-term assurance business

The value placed on the Group's interest in long-term assurance business includes a prudent valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds. These are determined annually in consultation with independent actuaries. Changes in the Group's value of long-term assurance business are reported in the profit and loss account either as "Share of profit of associated companies" or "Other operating income" depending on the Group's interest in the entity operating the long-term assurance business. Long-term assurance assets and liabilities attributable to policyholders are recognised in the Group's accounts in "Other assets"and "Other liabilities"respectively.

(m) Related parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(n) Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business segment information, which is more relevant to the Group in making operating and financial decisions, is chosen as the primary reporting format.

(o) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash and balances with banks maturing within one month, and treasury bills and certificates of deposit with less than three months' maturity from the date of acquisition.

4. 主要會計政策 *續*

(巳) 股息

於結算日後建議或宣佈派發之股息在股東資金項內獨立披露。來自附屬公司、聯營公司及共同控制機構之股息收入，在股息宣佈派發之會計年度於銀行之損益結算表之收入項內確認。

4. Principal accounting policies *continued*

(p) Dividends

Dividends proposed or declared after the balance sheet date are disclosed as a separate component of shareholders' funds. Dividend income from subsidiaries, associates and jointly controlled entities is recognised as income in the Bank's profit and loss account in the accounting period in which the dividends are declared.

5. 營業溢利

本年度營業溢利已計算下列各項目：

(甲) 利息收入

5. Operating profit

The operating profit for the year is stated after taking account of:

(a) Interest income

		2003	2002
上市證券利息收入	Interest income on listed investments	**973**	706
非上市證券利息收入	Interest income on unlisted investments	**2,643**	2,217
其他利息收入	Other interest income	**9,230**	12,037
		12,846	14,960

(乙) 利息支出

(b) Interest expense

		2003	2002
五年後到期之已發行債券之利息支出	Interest expense on debt securities in issue maturing after five years	**44**	43
其他利息支出	Other interest expense	**2,623**	4,112
		2,667	4,155

5. 營業溢利 續 / 5. Operating profit *continued*

(丙) 其他營業收入 / (c) Other operating income

		2003	2002
股息收入	Dividend income		
• 上市證券投資	• listed investments	**52**	82
• 非上市證券投資	• unlisted investments	**40**	17
		92	99
服務費及佣金	Fees and commissions		
• 證券經紀及有關服務	• securities/stockbroking	**361**	244
• 零售投資基金	• retail investment funds	**921**	700
• 保險	• insurance	**82**	343
• 賬戶服務	• account services	**211**	255
• 滙款	• remittance	**132**	128
• 信用卡	• cards	**551**	598
• 信貸便利	• credit facilities	**231**	270
• 入口 / 出口押滙	• import/export	**223**	217
• 其他	• other	**192**	147
服務費及佣金收入	Fees and commissions receivable	**2,904**	2,902
服務費及佣金支出	Fees and commissions payable	**(349)**	(297)
		2,555	2,605
買賣溢利	Dealing profits		
• 外滙	• foreign exchange	**764**	604
• 證券及其他買賣活動	• securities and other trading activities	**43**	16
		807	620
保險承保業務	Insurance underwriting	**1,144**	333
投資物業之租金收入	Rental income from investment properties	**210**	225
其他	Other	**390**	400
		5,198	4,282

(丁) 營業支出 / (d) Operating expenses

		2003	2002
人事費用	Staff costs		
• 薪金及其他人事費用	• salaries and other costs	**1,860**	1,867
• 退休福利計劃支出：	• retirement benefit costs:		
– 公積金福利計劃 *(附註36(乙))*	– defined contribution schemes *(note 36(b))*	**18**	18
– 界定利益福利計劃 *(附註36(甲)(三))*	– defined benefit schemes *(note 36(a)(iii))*	**165**	174
		2,043	2,059
折舊 *(附註23(甲))*	Depreciation *(note 23(a))*	**329**	352
房地產及設備費用	Premises and equipment		
• 租金支出	• rental expenses	**178**	171
• 其他	• other	**629**	641
		807	812
其他經營費用	Other operating expenses	**723**	609
		3,902	3,832

5. 營業溢利 *續*
5. Operating profit *continued*

(戊) 呆壞賬準備
(e) Provisions for bad and doubtful debts

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
呆壞賬準備淨額支取／(撥回)	Net charge/(release) for bad and doubtful debts				
客戶貸款*(附註16(丙))*	Advances to customers *(note 16(c))*				
特殊準備	Specific provisions				
• 新提撥	• new provisions	**1,167**	1,231	**871**	975
• 撥回	• releases	**(315)**	(285)	**(289)**	(207)
• 收回已撇除賬項	• recoveries	**(54)**	(45)	**(40)**	(25)
		798	901	**542**	743
一般準備	General provisions	**(6)**	(330)	**24**	(171)
支取損益賬淨額	Net charge to profit and loss account	**792**	571	**566**	572

(己) 本行五位最高薪酬人士之酬金
(f) The emoluments of the five highest paid individuals

(一) 酬金總額
(i) The aggregate emoluments

		2003	2002
薪津及實物收益	Salaries, allowances and benefits in kind	**23**	25
退休福利計劃所作之供款	Pension contributions	**2**	2
特別花紅	Discretionary bonus	**1**	–
		26	27

(二) 五位最高薪酬人士之酬金包括在下列範圍內：

(ii) The numbers of the five highest paid individuals whose emoluments fell within the following bands were:

		2003 人數 Number of individuals	2002 人數 Number of individuals
港元	HK$		
3,500,001 - 4,000,000	3,500,001 - 4,000,000	**1**	1
4,000,001 - 4,500,000	4,000,001 - 4,500,000	**–**	1
4,500,001 - 5,000,000	4,500,001 - 5,000,000	**2**	–
5,000,001 - 5,500,000	5,000,001 - 5,500,000	**1**	1
5,500,001 - 6,000,000	5,500,001 - 6,000,000	**–**	1
7,500,001 - 8,000,000	7,500,001 - 8,000,000	**1**	1
		5	5

五位最高薪酬人士中包括三位執行董事（二零零二年：三位）。該等董事之董事酬金已包括於附註5（庚）項內。

Included in the emoluments of the five highest paid individuals were the emoluments of three (2002: three) Executive Directors. Their respective directors' emoluments have been included in note 5(g).

5. 營業溢利 續 / 5. Operating profit *continued*

(庚) 董事酬金 / (g) Directors' emoluments

根據香港公司條例第161節計算，本行董事酬金如下：

The emoluments of the Directors of the Bank calculated in accordance with section 161 of the Hong Kong Companies Ordinance were:

		董事袍金 Fees	薪津及實物收益 Salaries, allowances and benefits in kind	為退休金計劃所作之供款 Pension and pension contributions	特別花紅 Discretionary bonus	合計 Total 2003	合計 Total 2002
		'000	'000	'000	'000	'000	'000
執行董事	**Executive Directors**						
鄭海泉先生	Mr Vincent H C Cheng	**100** [1]	**6,636**	**451**	**501**	**7,688**	7,538
陸觀豪先生	Mr Roger K H Luk	**80**	**4,782**	**468**	**149**	**5,479**	5,270
莫偉健先生	Mr W K Mok	**80**	**4,024**	**397**	**127**	**4,628**	4,448
非執行董事	**Non-Executive Directors**						
利國偉博士	The Honourable Lee Quo-Wei	**135**	**–**	**–**	**–**	**135**	135
艾爾敦先生	Mr D G Eldon	**135** [1]	**–**	**–**	**–**	**135**	135
彭世文先生（於二零零三年四月二十三日離任）	Mr S C Penney (Resigned on 23 Apr 03)	**27** [1]	**–**	**–**	**–**	**27**	80
簡善恒先生（於二零零三年五月二十二日委任）	Mr S J Glass (Appointed on 22 May 03)	**53** [1]	**–**	**–**	**–**	**53**	–
柯清輝先生	Mr Raymond C F Or	**80** [1]	**–**	**–**	**–**	**80**	80
陳祖澤先生 [2]	Mr John C C Chan [2]	**80**	**–**	**–**	**–**	**80**	80
鄭裕彤博士 [2]	Dr Y T Cheng [2]	**80**	**–**	**–**	**–**	**80**	80
何添博士	Dr Ho Tim	**80**	**–**	**227**	**–**	**307**	307
許晉乾先生 [2]	Mr Jenkin Hui [2]	**80**	**–**	**–**	**–**	**80**	80
利漢釗博士 [2]（於二零零二年四月二十四日離任）	Dr H C Lee [2] (Resigned on 24 Apr 02)	**–**	**–**	**–**	**–**	**–**	27
利定昌先生 [2]（於二零零二年八月三日委任）	Mr Peter T C Lee [2] (Appointed on 3 Aug 02)	**80**	**–**	**–**	**–**	**80**	33
李家祥議員 [2]	Dr the Hon Eric K C Li [2]	**80**	**–**	**–**	**–**	**80**	80
羅康瑞博士	Dr Vincent H S Lo	**80**	**–**	**–**	**–**	**80**	80
冼為堅博士 [2]	Dr David W K Sin [2]	**80**	**–**	**–**	**–**	**80**	80
鄧日燊先生 [2]	Mr Richard Y S Tang [2]	**80**	**–**	**–**	**–**	**80**	80
退休董事	**Past Directors**	**–**	**–**	**1,962**	**–**	**1,962**	1,962
		1,410	**15,442**	**3,505**	**777**	**21,134**	20,575
二零零二年	2002	1,390	15,329	3,520	336		

附註：

Notes :

[1] 按滙豐集團內部政策，出任恒生銀行有限公司之董事，其應收董事袍金轉由香港上海滙豐銀行有限公司收取。

[1] Fees receivable as a Director of Hang Seng Bank Limited were surrendered to The Hongkong and Shanghai Banking Corporation Limited in accordance with the HSBC Group's internal policy.

[2] 獨立非執行董事。

[2] Independent Non-Executive Director.

(辛) 核數師費用 / (h) Auditors' remuneration

		集團 Group 2003	集團 Group 2002	銀行 Bank 2003	銀行 Bank 2002
核數服務	Audit services	**8**	8	**6**	6
非核數服務	Non-audit services	**2**	3	**2**	3
		10	11	**8**	9

6. 有形固定資產及長期投資之溢利

6. Profit on tangible fixed assets and long-term investments

		2003	2002
出售長期股票投資之溢利	Profit on disposal of long-term equity investments		
• 實現已於一月一日重估儲備確認之數額	• realisation of amounts previously recognised in revaluation reserves at 1 January	**418**	528
• 本年度之虧損	• loss arising in current year	**(8)**	(105)
		410	423
出售持至期滿債務證券之溢利減虧損	Profit less loss on disposal of held-to-maturity debt securities	**48**	46
出售有形固定資產之溢利減虧損	Profit less loss on disposal of tangible fixed assets	**3**	1
長期投資減值準備	Provision for impairment of long-term investments	**–**	(9)
		461	461

7. 稅項

7. Taxation

(甲) 綜合損益結算表內之稅項組成如下：

(a) Taxation in the consolidated profit and loss account represents:

		2003	2002 重新列示* restated*
本年度稅項 - 香港利得稅準備	**Current tax - provision for Hong Kong profits tax**		
本年度稅項	Tax for the year	**1,443**	1,287
過往年度稅項準備撥回	Over-provision in respect of prior years	**(39)**	(59)
		1,404	1,228
本年度稅項 - 香港以外之稅項	**Current tax - taxation outside Hong Kong**		
本年度稅項	Tax for the year	**4**	6
過往年度稅項準備撥回	Over-provision in respect of prior years	**(14)**	–
		(10)	6
遞延稅項 *(附註25(甲))*	**Deferred tax** *(note 25(a))*		
是年度產生之暫時性差額及撥回	Origination and reversal of temporary differences	**70**	53
稅率上升對一月一日遞延稅項結餘之影響	Effect of increase in tax rate on deferred tax balances at 1 January	**(9)**	–
確認過往年度可扣減之稅務虧損額	Benefit of previously unrecognised tax losses now recognised	**(36)**	–
		25	53
應佔聯營公司之稅項	Share of associated companies' taxation	**4**	20
提撥稅項合計	Total charge for taxation	**1,423**	1,307
實際稅率	Effective tax rate	**12.8%**	11.6%

** 二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得稅項」而重新列示。詳情列於第一百零九頁之附註2「會計政策之變動」項下。*

** Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 2 "Change in accounting policy" on page 109.*

本年度稅項乃以二零零三年本行及附屬公司在香港特別行政區經營之估計應課稅溢利按香港利得稅率百分之十七點五計算（二零零二年：百分之十六）。於香港特別行政區以外之附屬公司及分行亦同樣按其營業所在地區之適用稅率提撥稅項準備。

The current tax was provided for based on the estimated assessable profit in 2003 and, for the Bank and subsidiaries operating in the Hong Kong SAR, using the Hong Kong profits tax rate of 17.5% (2002:16.0%). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the countries in which they operate are used.

7. 稅項 續 / 7. Taxation *continued*

(乙) 稅項提撥與會計溢利按適當稅率計算之對賬表：

(b) Reconciliation between taxation charge and accounting profit at applicable tax rates:

		集團 Group	
		2003	2002 重新列示* restated*
除稅前溢利	Profit before tax	**11,137**	11,242
按香港利得稅率百分之十七點五計算之假定稅項（二零零二年：百分之十六）	Notional tax on profit before tax, calculated at Hong Kong tax rate of 17.5% (2002: 16.0%)	**1,949**	1,798
下列各項影響之稅項增減：	Tax effect of :		
• 外地稅率差異	• different tax rates in other countries/areas	**(241)**	(261)
• 不獲稅務扣減之項目	• non-deductible expenses	**26**	33
• 豁免利得課稅之項目	• non-taxable income	**(129)**	(119)
• 是年產生之稅項虧損	• unused tax losses arise in current year	**1**	–
• 是年使用以往之稅項虧損	• previous tax losses utilized in current year	**(42)**	(14)
• 合夥公司投資	• investment in partnerships	**(79)**	(71)
• 因年內稅率增加而調高年初遞延稅項結餘	• increase in tax rate during the year on opening deferred tax balances	**(9)**	–
• 過往年度稅項準備撥回	• over-provision in prior years	**(53)**	(59)
實際稅項提撥	Actual charge for taxation	**1,423**	1,307

(丙) 資產負債表中「其他資產」（附註24）或「其他負債」（附註28）之稅項組成如下：

(c) Taxation in the balance sheets which is included in "Other assets" (note 24) or "Other liabilities" (note 28) represents:

		集團 Group		銀行 Bank	
		2003	2002 重新列示* restated*	**2003**	2002 重新列示* restated*
「其他資產」內已包括：	Including in "Other assets":				
可收回之本期稅項	Current taxation recoverable	**–**	3	**–**	–
遞延稅項 *(附註24及25(甲))*	Deferred taxation *(notes 24 & 25(a))*	**52**	73	**–**	–
		52	76	**–**	–
「其他負債」內已包括：	Including in "Other liabilities":				
香港利得稅準備 *(附註28)*	Provision for Hong Kong profits tax *(note 28)*	**519**	229	**479**	180
香港以外之稅項準備 *(附註28)*	Provision for taxation outside Hong Kong *(note 28)*	**4**	20	**2**	17
遞延稅項 *(附註25(甲)及28)*	Deferred taxation *(notes 25(a) & 28)*	**643**	635	**427**	433
		1,166	884	**908**	630

* *二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得稅項」而重新列示。詳情列於第一百零九頁之附註2「會計政策之變動」項下。*

* *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 2 "Change in accounting policy" on page 109.*

8. 本行股東應得之溢利

本行股東應得之溢利中計有港幣八十三億三千五百萬元（二零零二年：港幣八十八億六千五百萬元）已誌入銀行之賬項內。

本年度銀行溢利與上述金額對賬表：

8. Profit attributable to shareholders

Of the profit attributable to shareholders, HK$8,335 million (2002: HK$8,865 million) has been dealt with in the accounts of the Bank.

Reconciliation of the above amount to the Bank's profit for the year:

		2003	2002 重新列示* restated*
本行股東應得之溢利已於銀行賬項內出賬	Amount of consolidated profit attributable to shareholders dealt with in the Bank's accounts	**8,335**	8,865
附屬公司於年內派發之來自保留溢利之股息	Dividends declared during the year by subsidiary companies from retained profits	**–**	2,413
本年度之銀行溢利 *(附註 30)*	The Bank's profit for the year *(note 30)*	**8,335**	11,278

** 二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得稅項」而重新列示。詳情列於第一百零九頁之附註2「會計政策之變動」項下。*

** Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 2 "Change in accounting policy" on page 109.*

9. 每股股息

(甲) 本年度應得之股息

9. Dividends per share

(a) Dividends attributable to the year

		2003		2002	
		每股港幣 per share HK$	港幣百萬元 HK$ million	每股港幣 per share HK$	港幣百萬元 HK$ million
第一次中期	First interim	**2.10**	**4,015**	2.10	4,015
第二次中期	Second interim	**1.00**	**1,912**	2.80	5,353
第三次中期	Third interim	**1.80**	**3,441**	–	–
特別中期	Special interim	**–**	**–**	0.50	956
		4.90	**9,368**	5.40	10,324

(乙) 去年批准及於年內派發之股息：

(b) Dividends attributable to the previous year, approved and paid during the year:

		2003	2002
去年批准而於是年內派發之第二次及特別中期股息為每股港幣三元三角（二零零二年：每股港幣二元八角）	Second and special interim dividends in respect of the previous year, approved and paid during the year, of HK$3.30 per share (2002: HK$2.80 per share)	**6,309**	5,353

10. 每股盈利

每股盈利乃根據溢利港幣九十五億三千九百萬元(二零零二年全年為港幣九十九億二千萬元)及已發行普通股加權平均數之十九億一千一百八十四萬二千七百三十六股(與二零零二年相同)計算。

10. Earnings per share

The calculation of earnings per share was based on earnings of HK$9,539 million (HK$9,920 million in 2002) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (same as 2002).

---

11. 按類分析

(甲) 業務類別

按類分析下之收入劃分,是反映各業務類別或地理區域,透過內部資本分配和資金調撥機制獲分派之資本及其他資金所賺取之回報。成本分配則以各業務或區域之直接成本及分攤之管理費用計算。各類業務使用集團自置物業,按市值計算之租金反映於「其他業務」項下之跨業務收入及各業務類別之跨業務支出內。

集團之主要業務分為五大類別。個人銀行業務為個人客戶提供銀行服務(包括存款、信用卡、按揭及其他零售貸款)及理財服務(包括保險及投資)。商業銀行業務負責促進中小型企業客戶之關係及提供貿易融資服務。工商及金融機構業務負責向大型企業及機構客戶提供服務。至於財資業務則從事同業及資本市場活動以及銀行本身之買賣,管理流動資金以及銀行業務所產生之其他涉及市場風險之持倉。其他業務主要包括管理股東資金、行址投資、物業投資及長期證券投資。

11. Segmental analysis

(a) By business segment

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective segments and apportionment of management overheads. Rental charges at the market rate for usage of premises are reflected as inter-segment income for the "Other" segment and inter-segment expenses for the respective business segments.

The Group comprises five business segments. Personal Financial Services provides banking services (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and provides trade-related financial services. Corporate and Institutional Banking handles the relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Bank and other market risk positions arising from banking activities. Other mainly represents shareholders' funds management and investments in premises, investment properties and long-term equities.

11. 按類分析 續

(甲) 業務類別 續

二零零三年

11. Segmental analysis *continued*

(a) By business segment *continued*

2003

	個人銀行業務 Personal Financial Services	商業銀行業務 Commercial Banking	工商及金融機構業務 Corporate & Institutional Banking	財資業務 Treasury	其他業務 Other	跨業務收支抵銷 Inter-segment Elimination	合計 Total
收入及支出 Income and expenses							
淨利息收入 Net interest income	6,175	1,064	543	1,874	523	–	10,179
營業收入 Operating income	3,167	930	218	509	374	–	5,198
跨業務收入 Inter-segment income	–	–	–	–	345	(345)	–
總營業收入 Total operating income	9,342	1,994	761	2,383	1,242	(345)	15,377
營業支出* Operating expenses *	(2,518)	(799)	(111)	(148)	(326)	–	(3,902)
跨業務支出 Inter-segment expenses	(276)	(57)	(7)	(5)	–	345	–
扣除準備金前之營業溢利 Operating profit before provisions	6,548	1,138	643	2,230	916	–	11,475
呆壞賬準備 Provisions for bad and doubtful debts	(930)	11	127	–	–	–	(792)
營業溢利 Operating profit	5,618	1,149	770	2,230	916	–	10,683
有形固定資產及長期投資之溢利 Profit on tangible fixed assets and long-term investments	12	28	–	48	373	–	461
重估物業淨減值 Net deficit on property revaluation	–	–	–	–	(37)	–	(37)
應佔聯營公司之溢利 Share of profits of associated companies	–	–	–	–	30	–	30
除税前一般業務溢利 Profit on ordinary activities before tax	5,630	1,177	770	2,278	1,282	–	11,137
各類業務佔集團除税前溢利之比率 Profit on ordinary activities before tax as a percentage of total	50.6%	10.6%	6.9%	20.4%	11.5%	–	100.0%
未計跨業務交易前之營業溢利 Operating profit excluding inter-segment transactions	5,894	1,206	777	2,235	571	–	10,683
**營業支出包括折舊 * Including depreciation*	(122)	(20)	(2)	(2)	(183)	–	(329)
總資產 Total assets	137,988	31,749	68,393	242,014	22,815	–	502,959
總負債 Total liabilities	344,281	72,625	19,760	7,225	18,783	–	462,674
聯營公司投資 Investments in associated companies	–	–	–	–	549	–	549
年內資本開支 Capital expenditure incurred during the year	77	19	4	1	41	–	142

11. 按類分析 續 11. Segmental analysis *continued*

(甲) 業務類別 續 (a) By business segment *continued*

二零零二年 2002

	個人銀行業務 Personal Financial Services	商業銀行業務 Commercial Banking	工商及金融機構業務 Corporate & Institutional Banking	財資業務 Treasury	其他業務 Other	跨業務收支抵銷 Inter-segment Elimination	合計 Total
收入及支出 Income and expenses							
淨利息收入 Net interest income	6,583	1,023	640	1,731	828	–	10,805
營業收入 Operating income	2,422	881	253	350	376	–	4,282
跨業務收入 Inter-segment income	–	–	–	–	408	(408)	–
總營業收入 Total operating income	9,005	1,904	893	2,081	1,612	(408)	15,087
營業支出* Operating expenses *	(2,450)	(803)	(111)	(132)	(336)	–	(3,832)
跨業務支出 Inter-segment expenses	(327)	(67)	(8)	(6)	–	408	–
扣除準備金前之營業溢利 Operating profit before provisions	6,228	1,034	774	1,943	1,276	–	11,255
呆壞賬準備 Provisions for bad and doubtful debts	(785)	48	166	–	–	–	(571)
營業溢利 Operating profit	5,443	1,082	940	1,943	1,276	–	10,684
有形固定資產及長期投資之溢利 Profit on tangible fixed assets and long-term investments	21	28	–	45	367	–	461
重估物業淨減值 Net deficit on property revaluation	–	–	–	–	(36)	–	(36)
應佔聯營公司之溢利 Share of profits of associated companies	88	–	–	–	45	–	133
除税前一般業務溢利 Profit on ordinary activities before tax	5,552	1,110	940	1,988	1,652	–	11,242
各類業務佔集團除税前溢利之比率 Profit on ordinary activities before tax as a percentage of total	49.4%	9.9%	8.3%	17.7%	14.7%	–	100.0%
未計跨業務交易前之營業溢利 Operating profit excluding inter-segment transactions	5,770	1,149	948	1,949	868	–	10,684
**營業支出包括折舊 * Including depreciation*	(125)	(22)	(3)	(2)	(200)	–	(352)
總資產 Total assets	137,762	25,937	64,783	222,879	23,293	–	474,654
總負債 Total liabilities	317,076	70,538	11,746	8,360	23,405	–	431,125
聯營公司投資 Investments in associated companies	–	–	–	–	672	–	672
年內資本開支 Capital expenditure incurred during the year	120	21	4	2	48	–	195

11. 按類分析 續

(乙) 地理區域分類

地理區域分類乃按附屬公司之主要營業地點或按銀行負責滙報業績或貸出款項之總行或分行所在地劃分。

11. Segmental analysis *continued*

(b) By geographical region

Geographical segments are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

		2003		2002	
			%		%
總營業收入 (已扣除利息支出)	**Total operating income (net of interest expense)**				
香港	Hong Kong	**13,981**	**91**	13,293	88
美洲	Americas	**1,322**	**8**	1,721	11
其他	Other	**74**	**1**	73	1
		15,377	**100**	15,087	100
除稅前一般業務溢利	**Profit on ordinary activities before tax**				
香港	Hong Kong	**9,781**	**88**	9,474	84
美洲	Americas	**1,295**	**11**	1,699	15
其他	Other	**61**	**1**	69	1
		11,137	**100**	11,242	100
年內資本開支	**Capital expenditure incurred during the year**				
香港	Hong Kong	**130**	**92**	187	96
美洲	Americas	**–**	**–**	1	1
其他	Other	**12**	**8**	7	3
		142	**100**	195	100
總資產	**Total assets**				
香港	Hong Kong	**427,539**	**85**	394,165	83
美洲	Americas	**65,204**	**13**	72,359	15
其他	Other	**10,216**	**2**	8,130	2
		502,959	**100**	474,654	100
總負債	**Total liabilities**				
香港	Hong Kong	**449,243**	**97**	416,388	97
美洲	Americas	**8,376**	**2**	9,444	2
其他	Other	**5,055**	**1**	5,293	1
		462,674	**100**	431,125	100
或有債務及承擔	**Contingent liabilities and commitments**				
香港	Hong Kong	**107,588**	**98**	106,470	99
美洲	Americas	**122**	**–**	–	–
其他	Other	**1,671**	**2**	1,092	1
		109,381	**100**	107,562	100

12. 庫存現金及短期資金 / 12. Cash and short-term funds

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**4,780**	3,518	**4,769**	3,481
短期及一個月內到期之定期存放同業	Money at call and placings with banks maturing within one month	**62,566**	67,170	**30,759**	34,821
庫券	Treasury bills	**4,557**	7,096	**4,557**	4,512
		71,903	77,784	**40,085**	42,814

庫券分析詳列如下: / Treasury bills are analysed as follows:

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
持作買賣用途	Held for dealing purposes				
• 公平價值	• at fair value	**484**	2,152	**484**	2,152
持至期滿	Held-to-maturity				
• 攤銷成本	• at amortised cost	**4,073**	4,944	**4,073**	2,360
• 公平價值	• at fair value	**4,073**	4,944	**4,073**	2,360
庫券至到期日剩餘期間:	Remaining maturity of treasury bills:				
• 三個月內	• within three months	**174**	5,777	**174**	3,534
• 三個月以上至一年	• one year or less but over three months	**4,383**	1,319	**4,383**	978
		4,557	7,096	**4,557**	4,512

13. 一個月以上之定期存放同業 / 13. Placings with banks maturing after one month

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
至到期日剩餘期間:	Remaining maturity:				
• 一個月以上至三個月	• three months or less but over one month	**15,576**	27,996	**13,577**	21,947
• 三個月以上至一年	• one year or less but over three months	**2,253**	2,923	**2,151**	930
• 一年以上至五年	• five years or less but over one year	**200**	–	**200**	–
		18,029	30,919	**15,928**	22,877

14. 存款證

14. Certificates of deposit

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
至到期日剩餘期間：	Remaining maturity:				
• 三個月內但非即時到期	• three months or less but not repayable on demand	**1,870**	1,772	**1,867**	1,604
• 三個月以上至一年	• one year or less but over three months	**10,171**	7,312	**10,161**	7,035
• 一年以上至五年	• five years or less but over one year	**16,642**	21,036	**16,634**	21,033
		28,683	30,120	**28,662**	29,672
持作買賣用途	Held for dealing purposes				
• 公平價值	• at fair value	**12**	165	**–**	160
持至期滿	Held-to-maturity				
• 攤銷成本	• at amortised cost	**28,671**	29,955	**28,662**	29,512
• 公平價值	• at fair value	**28,925**	30,254	**28,916**	29,811

於二零零三年，並無於最終到期日前出售擬持至期滿之存款證（二零零二年：港幣三億四千二百萬元）。

In 2003, there were no certificates of deposit intended to be held to maturity disposed of prior to their final maturities (2002: HK$342million).

15. 持作買賣用途之證券

15. Securities held for dealing purposes

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
公平價值	At fair value				
債務證券	Debt securities				
由公共機構發行	Issued by public bodies				
• 中央政府及中央銀行	• central governments and central banks	**1,058**	1,105	**1,058**	1,105
• 其他公共機構	• other public sector entities	**43**	49	**17**	8
		1,101	1,154	**1,075**	1,113
由其他機構發行	Issued by other bodies				
• 同業及其他金融機構	• banks and other financial institutions	**108**	44	**–**	–
• 企業	• corporate entities	**6**	–	**1**	–
		114	44	**1**	–
		1,215	1,198	**1,076**	1,113
股票	Equity shares				
由企業發行	Issued by corporate entities	**17**	–	**17**	–
持作買賣用途之證券總額	Total securities held for dealing purposes	**1,232**	1,198	**1,093**	1,113

15. 持作買賣用途之證券 續 / 15. Securities held for dealing purposes *continued*

		集團 Group 2003	集團 Group 2002	銀行 Bank 2003	銀行 Bank 2002
債務證券	Debt securities				
在香港上市	Listed in Hong Kong	**939**	977	**930**	977
在香港以外地區上市	Listed outside Hong Kong	**5**	16	**–**	–
		944	993	**930**	977
非上市	Unlisted	**271**	205	**146**	136
		1,215	1,198	**1,076**	1,113
股票	Equity shares				
在香港上市	Listed in Hong Kong	**5**	–	**5**	–
非上市	Unlisted	**12**	–	**12**	–
		17	–	**17**	–
		1,232	1,198	**1,093**	1,113

		集團 Group 2003	集團 Group 2002	銀行 Bank 2003	銀行 Bank 2002
債務證券	Debt securities				
至到期日剩餘期間：	Remaining maturity:				
• 三個月內但非即時到期	• three months or less but not repayable on demand	**38**	97	**33**	76
• 三個月以上至一年	• one year or less but over three months	**191**	90	**138**	30
• 一年以上至五年	• five years or less but over one year	**840**	890	**759**	886
• 五年以上	• over five years	**146**	121	**146**	121
		1,215	1,198	**1,076**	1,113
股票	Equity shares	**17**	–	**17**	–
		1,232	1,198	**1,093**	1,113

持作買賣用途之債務證券按剩餘年期至到期日之分析披露乃遵照香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露財務資料」要求。此等披露，並不表示該等證券將會持至到期日。

The analysis of debt securities held for dealing purposes by remaining period to maturity is disclosed in order to comply with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. The disclosure does not imply that the securities will be held to maturity.

上述持作買賣用途之債務證券，並不包括庫券及存款證，而該等證券已分別列於資產負債表之有關項目內。

Debt securities held for dealing purposes exclude treasury bills and certificates of deposit which are included under the respective headings in the balance sheet.

16. 客戶貸款 / 16. Advances to customers

(甲) 客戶貸款 / (a) Advances to customers

		集團 Group 2003	集團 Group 2002	銀行 Bank 2003	銀行 Bank 2002
客戶貸款總額 *(附註16(壬))*	Gross advances to customers *(note 16(i))*	**231,999**	227,475	**172,339**	160,277
特殊準備 *(附註16(丙)及(丁))*	Specific provisions *(notes 16(c) & (d))*	**(1,432)**	(1,805)	**(1,037)**	(1,409)
一般準備 *(附註16(丙))*	General provisions *(note 16(c))*	**(1,101)**	(1,108)	**(807)**	(783)
		229,466	224,562	**170,495**	158,085

16. 客戶貸款 *續*
(甲) 客戶貸款 續

16. Advances to customers *continued*
(a) Advances to customers continued

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
至到期日剩餘期間：	Remaining maturity:				
• 即時到期	• repayable on demand	**11,488**	11,983	**11,344**	11,922
• 三個月內但非即時到期	• three months or less but not repayable on demand	**20,341**	18,128	**17,555**	16,188
• 三個月以上至一年	• one year or less but over three months	**22,585**	21,243	**18,445**	16,714
• 一年以上至五年	• five years or less but over one year	**89,565**	84,466	**69,730**	62,056
• 五年以上	• over five years	**81,402**	84,273	**50,393**	47,726
• 已逾期一個月以上	• overdue for more than one month	**1,375**	1,301	**818**	872
• 呆壞賬	• non-performing advances	**5,243**	6,081	**4,054**	4,799
客戶貸款總額	Gross advances to customers	**231,999**	227,475	**172,339**	160,277
呆壞賬準備 *(附註16(丙))*	Provisions for bad and doubtful debts *(note 16(c))*	**(2,533)**	(2,913)	**(1,844)**	(2,192)
		229,466	224,562	**170,495**	158,085
客戶貸款內已包括：	*Included in advances to customers are:*				
• 貿易票據	• trade bills	**2,226**	2,180	**2,226**	2,180
• 呆壞賬準備	• *provisions for bad and doubtful debts*	**(17)**	(78)	**(17)**	(78)
		2,209	2,102	**2,209**	2,102

上述期限分類乃按照香港金融管理局發出之監管政策手冊內「本地註冊認可機構披露財務資料」要求之期限分類劃分。根據該建議，不同還款額或不同還款期償還之資產，應申報該資產中實際逾期的部份作已逾期貸款。其他未到期之部份仍應根據剩餘期限申報，如貸款償還情況出現問題，則需全數列為已逾期。此項按期限分類已逾期之客戶貸款之分析與附註16(己)參照香港金融管理局之建議說明，即使貸款中有部份貸款尚未到期，整筆貸款仍應列作逾期之表列原則有所不同。

The above maturity classifications have been prepared in accordance with the maturity classifications contained in the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. In accordance with the module, in the case of an advance which is repayable by different payments or instalments, only that portion of the advance which is actually overdue is reported as overdue. Any part of the advance which is not yet due is reported according to its residual maturity unless the repayment of the advance is in doubt, in which case the whole amount is reported as overdue. This classification of overdue advances to customers for maturity profile purposes is different from the analysis disclosed in note16(f) for which the Hong Kong Monetary Authority's module states that if part of an advance is overdue, the whole amount of the advance should be disclosed as overdue.

(乙) 總準備對客戶貸款比率

(b) Total provisions against gross advances to customers

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
		%	%	%	%
特殊準備	Specific provisions	**0.62**	0.79	**0.60**	0.88
一般準備	General provisions	**0.48**	0.49	**0.47**	0.49
準備總額	Total provisions	**1.10**	1.28	**1.07**	1.37

16. 客戶貸款 *續* 16. Advances to customers *continued*

(丙) 客戶貸款呆壞賬準備 *(c) Provisions against advances to customers*

二零零三年	2003	集團 Group 特殊 Specific	一般 General	合計 Total	懸欠利息 Suspended interest
二零零三年一月一日結餘	At 1 January 2003	**1,805**	**1,108**	**2,913**	**404**
年內撇除	Amounts written off	**(1,226)**	**–**	**(1,226)**	**(196)**
收回往年已撇除之貸款 *(附註5(戊))*	Recoveries of advances written off in previous years *(note 5(e))*	**54**	**–**	**54**	**–**
新增準備支取損益賬 *(附註5(戊))*	New provisions charged to profit and loss account *(note 5(e))*	**1,167**	**–**	**1,167**	**–**
撥回損益賬之準備 *(附註5(戊))*	Provisions released to profit and loss account *(note 5(e))*	**(369)**	**(6)**	**(375)**	**–**
年內懸欠利息	Interest suspended during the year	**–**	**–**	**–**	**120**
收回懸欠利息	Suspended interest recovered	**–**	**–**	**–**	**(35)**
換算調整	Exchange adjustment	**1**	**(1)**	**–**	**–**
二零零三年十二月三十一日結餘 *(附註16(甲))*	At 31 December 2003 *(note 16(a))*	**1,432**	**1,101**	**2,533**	**293**

		銀行 Bank 特殊 Specific	一般 General	合計 Total	懸欠利息 Suspended interest
二零零三年一月一日結餘	At 1 January 2003	**1,409**	**783**	**2,192**	**326**
年內撇除	Amounts written off	**(954)**	**–**	**(954)**	**(162)**
收回往年已撇除之貸款 *(附註5(戊))*	Recoveries of advances written off in previous years *(note 5(e))*	**40**	**–**	**40**	**–**
新增準備支取損益賬 *(附註5(戊))*	New provisions charged to profit and loss account *(note 5(e))*	**871**	**24**	**895**	**–**
撥回損益賬之準備 *(附註5(戊))*	Provisions released to profit and loss account *(note 5(e))*	**(329)**	**–**	**(329)**	**–**
年內懸欠利息	Interest suspended during the year	**–**	**–**	**–**	**84**
收回懸欠利息	Suspended interest recovered	**–**	**–**	**–**	**(27)**
二零零三年十二月三十一日結餘 *(附註16(甲))*	At 31 December 2003 *(note 16(a))*	**1,037**	**807**	**1,844**	**221**

16. 客戶貸款 續

(丙) 客戶貸款呆壞賬準備 續

16. Advances to customers *continued*

(c) Provisions against advances to customers *continued*

二零零二年	2002	集團 Group			
		特殊 Specific	一般 General	合計 Total	懸欠利息 Suspended interest
二零零二年一月一日結餘	At 1 January 2002	2,052	1,438	3,490	509
年內撇除	Amounts written off	(1,193)	–	(1,193)	(182)
收回往年已撇除之貸款 *(附註5(戊))*	Recoveries of advances written off in previous years *(note 5(e))*	45	–	45	–
新增準備支取損益賬 *(附註5(戊))*	New provisions charged to profit and loss account *(note 5(e))*	1,231	–	1,231	–
撥回損益賬之準備 *(附註5(戊))*	Provisions released to profit and loss account *(note 5(e))*	(330)	(330)	(660)	–
年內懸欠利息	Interest suspended during the year	–	–	–	150
收回懸欠利息	Suspended interest recovered	–	–	–	(73)
二零零二年十二月三十一日結餘 *(附註16(甲))*	At 31 December 2002 *(note 16(a))*	1,805	1,108	2,913	404

		銀行 Bank			
		特殊 Specific	一般 General	合計 Total	懸欠利息 Suspended interest
二零零二年一月一日結餘	At 1 January 2002	1,570	954	2,524	400
年內撇除	Amounts written off	(929)	–	(929)	(120)
收回往年已撇除之貸款 *(附註5(戊))*	Recoveries of advances written off in previous years *(note 5(e))*	25	–	25	–
新增準備支取損益賬 *(附註5(戊))*	New provisions charged to profit and loss account *(note 5(e))*	975	–	975	–
撥回損益賬之準備 *(附註5(戊))*	Provisions released to profit and loss account *(note 5(e))*	(232)	(171)	(403)	–
年內懸欠利息	Interest suspended during the year	–	–	–	107
收回懸欠利息	Suspended interest recovered	–	–	–	(61)
二零零二年十二月三十一日結餘 *(附註16(甲))*	At 31 December 2002 *(note 16(a))*	1,409	783	2,192	326

上述懸欠利息包括已於「客戶貸款」(附註16(甲))及「預付及應計收益」(附註24)賬項下之應收利息賬項內所扣除之金額。

Suspended interest comprises both suspended interest netted against "Advances to customers" (note 16(a)) and suspended interest netted against accrued interest receivable in "Prepayments and accrued income" (note 24).

16. 客戶貸款 續

16. Advances to customers *continued*

(丁) 客戶貸款之呆壞賬及準備

(d) Non-performing advances to customers and provisions

利息已作懸欠處理或已停止累計利息之客戶貸款呆壞賬詳列如下：

Non-performing advances to customers on which interest has been placed in suspense or on which interest has ceased to accrue are as follows:

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
呆壞賬總額	Gross non-performing advances on which interest				
• 利息已作懸欠處理	• has been placed in suspense	**5,182**	5,767	**3,987**	4,480
• 已停止累計其利息	• accrual has ceased	**134**	429	**133**	429
		5,316	6,196	**4,120**	4,909
懸欠利息	Suspended interest	**(73)**	(115)	**(66)**	(110)
呆壞賬* *(附註16(己))*	Gross non-performing advances* *(note 16(f))*	**5,243**	6,081	**4,054**	4,799
特殊準備 *(附註16(甲))*	Specific provisions *(note 16(a))*	**(1,432)**	(1,805)	**(1,037)**	(1,409)
呆壞賬淨額	Net non-performing advances	**3,811**	4,276	**3,017**	3,390
特殊準備對呆壞賬*比率	Specific provisions as a percentage of gross non-performing advances*	**27.3%**	29.7%	**25.6%**	29.4%
呆壞賬*對總客戶貸款比率	Gross non-performing advances* as a percentage of gross advances to customers	**2.3%**	2.7%	**2.4%**	3.0%

**已扣除懸欠利息列示。*

** Stated after deduction of interest in suspense.*

客戶貸款呆壞賬乃指未必能全部償還本金或利息之貸款，而當此情況明顯出現時即被列作呆壞賬處理。呆壞賬亦包括逾期未超逾三個月但被視為無法全數償還之客戶貸款。除若干特殊情況外，所有本金或利息逾期三個月以上未償還之貸款，均作為呆壞賬處理。為呆壞賬提撥特殊準備金乃根據上述列於附註4(丙)(二)項內之會計政策提撥。

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Non-performing advances may include advances that are not yet overdue for more than three months but are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Specific provisions on non-performance advances are made in accordance with the accounting policy set out in note 4(c)(ii).

16. 客戶貸款 *續*

(戊) 收回之資產

在追收呆壞賬過程中，本集團可透過法院程序或由借款人自願交出而收回抵押之資產。根據載於第一百一十一頁之附註4(丙)(二)之會計政策，該等呆壞賬已按照有關抵押品按時估值之變現淨值提撥特殊準備。於收回抵押之資產後，有關貸款將調整至該收回資產之變現淨值，以致部份貸款須從特殊準備中撇除。已收回抵押品之貸款仍然視作「客戶貸款」，並列為呆壞賬。收回之抵押資產總值如下：

16. Advances to customers *continued*

(e) Repossessed assets

In the recovery of non-performing advances, the Group may take repossession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. In accordance with the Group's accounting policy set out in note 4(c)(ii) on page 111, specific provisions for non-performing advances are maintained after taking into account the net realisable value of the related collateral which are revalued periodically. Upon repossession of the collateral assets, the advances are adjusted to the net realisable value of the repossessed assets, usually resulting in a partial write-off of the advances against specific provisions. Advances with repossessed collateral assets will continue to be accounted for as "Advances to customers" and classified as non-performing. The aggregate valuation of the repossessed collateral assets amounted to:

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
收回之抵押資產	Repossessed collateral assets	**506**	638	**201**	235

(己) 已逾期之客戶貸款

已逾期三個月以上之客戶貸款及其對總客戶貸款之比率如下：

(f) Overdue advances to customers

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

二零零三年	**2003**	集團 Group		銀行 Bank	
			%		%
總客戶貸款*之本金或利息已逾期：	Gross advances to customers* which have been overdue with respect to either principal or interest for periods of:				
• 三個月以上至六個月	• six months or less but over three months	**1,297**	**0.5**	**772**	**0.5**
• 六個月以上至一年	• one year or less but over six months	**858**	**0.4**	**390**	**0.2**
• 一年以上	• over one year	**1,152**	**0.5**	**750**	**0.4**
		3,307	**1.4**	**1,912**	**1.1**
已逾期之客戶貸款（如上）	Overdue advances to customers (as above)	**3,307**	**1.4**	**1,912**	**1.1**
減：利息仍作累計處理之逾期客戶貸款	Less: overdue advances on which interest is still being accrued	**(1,108)**	**(0.5)**	**(489)**	**(0.3)**
加：逾期三個月或以下或未逾期，但利息已作懸欠處理之客戶貸款	Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense				
• 列入重整客戶貸款	• included in rescheduled advances	**1,536**	**0.7**	**1,257**	**0.8**
• 其他	• other	**1,508**	**0.7**	**1,374**	**0.8**
呆壞賬 *(附註16(丁))*	Gross non-performing advances *(note 16(d))*	**5,243**	**2.3**	**4,054**	**2.4**

**已扣除懸欠利息列示。*

** Stated after deduction of interest in suspense.*

16. 客戶貸款 續 / 16. Advances to customers *continued*

(己) 已逾期之客戶貸款 續 / *(f) Overdue advances to customers continued*

二零零二年	2002	集團 Group	%	銀行 Bank	%
總客戶貸款*之本金或利息已逾期:	Gross advances to customers* which have been overdue with respect to either principal or interest for periods of:				
• 三個月以上至六個月	• six months or less but over three months	934	0.4	428	0.3
• 六個月以上至一年	• one year or less but over six months	1,097	0.5	742	0.4
• 一年以上	• over one year	2,734	1.2	2,238	1.4
		4,765	2.1	3,408	2.1
已逾期之客戶貸款(如上)	Overdue advances to customers (as above)	4,765	2.1	3,408	2.1
減:利息仍作累計處理之逾期客戶貸款	Less: overdue advances on which interest is still being accrued	(1,131)	(0.5)	(685)	(0.4)
加:逾期三個月或以下或未逾期,但利息已作懸欠處理之客戶貸款	Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense				
• 列入重整客戶貸款	• included in rescheduled advances	1,814	0.8	1,618	1.0
• 其他	• other	633	0.3	458	0.3
呆壞賬 *(附註16(丁))*	Gross non-performing advances *(note 16(d))*	6,081	2.7	4,799	3.0

**已扣除懸欠利息列示。*

** Stated after deduction of interest in suspense.*

有明確到期日之貸款,若其本金或利息已逾期,並於年結日仍未償還,則列作逾期處理。定期分期償還之貸款,若其中一次還款逾期,而於年結日仍未償還,則列作逾期處理。即時到期之貸款,若已向借款人送達還款通知,但借款人未按指示還款,或貸款已超出借款人獲通知的批准限額,而此情況持續超過上述逾期期限,亦列作逾期處理。

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

(庚) 重整之客戶貸款 / *(g) Rescheduled advances to customers*

重整之客戶貸款及其對總客戶貸款*之比率如下:

The amount of rescheduled advances and its expression as a percentage of gross advances to customers* are as follows:

		集團 Group	%	銀行 Bank	%
二零零三年	**2003**	**2,608**	**1.1**	**2,326**	**1.3**
二零零二年	2002	1,831	0.8	1,636	1.0

**已扣除懸欠利息列示。*

** Stated after deduction of interest in suspense.*

列出之重整客戶貸款並不包括重整還款計劃後,仍逾期三個月以上之客戶貸款,該等貸款已包括於上述附註16(己)項內。

Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers set out in note 16(f) above.

16. 客戶貸款 續

(辛) 客戶貸款之地區分類分析

客戶貸款之地區分類乃依照客戶所在之地區，經計及風險轉移之因素後而劃定。在一般情況下，若貸款之擔保人所在地有異於該客戶，則風險轉移至擔保人之所在地區。截至二零零三年十二月三十一日，本集團及銀行之客戶貸款及有關之呆壞賬與逾期貸款超逾百分之九十均劃分為香港地區貸款（與二零零二年十二月三十一日相同）。

16. Advances to customers *continued*

(h) Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party in an area which is different from that of the counterparty. At 31 December 2003, over 90% of the Group's and the Bank's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from positions at 31 December 2002).

(壬) 客戶貸款之行業分類

按照香港金融管理局之行業分類及定義之總客戶貸款（已扣除懸欠利息）分析詳列如下：

(i) Gross advances to customers by industry sector

The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
在香港使用之貸款	Gross advances to customers for use in Hong Kong				
工業、商業及金融業	Industrial, commercial and financial sectors				
• 物業發展	• property development	**16,828**	19,300	**16,176**	18,647
• 物業投資	• property investment	**34,555**	31,507	**31,313**	27,736
• 金融企業	• financial concerns	**6,109**	2,071	**5,220**	2,051
• 股票經紀	• stockbrokers	**226**	219	**226**	219
• 批發及零售業	• wholesale and retail trade	**4,376**	3,941	**4,298**	3,870
• 製造業	• manufacturing	**2,556**	2,037	**2,513**	1,994
• 運輸及運輸設備	• transport and transport equipment	**10,139**	9,238	**3,661**	2,982
• 其他	• other	**17,727**	19,521	**16,063**	18,343
		92,516	87,834	**79,470**	75,842
個人	Individuals				
• 購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」之住宅按揭貸款	• advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**30,431**	35,050	**1,090**	1,273
• 購買其他住宅物業之按揭貸款	• advances for the purchase of other residential properties	**79,830**	78,518	**62,995**	57,955
• 信用卡貸款	• credit card advances	**5,430**	5,578	**5,429**	5,578
• 其他	• other	**5,779**	6,251	**5,628**	5,670
		121,470	125,397	**75,142**	70,476
在香港使用之貸款總額	Total gross advances for use in Hong Kong	**213,986**	213,231	**154,612**	146,318
貿易融資	Trade finance	**11,322**	9,751	**11,322**	9,751
在香港以外使用之貸款	Gross advances for use outside Hong Kong	**6,691**	4,493	**6,405**	4,208
客戶貸款總額 *(附註16(甲))*	Gross advances to customers *(note 16(a))*	**231,999**	227,475	**172,339**	160,277

16. 客戶貸款 續 / 16. Advances to customers *continued*

(癸) 融資租賃之投資淨額 / (j) Net investments in finance leases

客戶貸款賬內包括具融資租賃性質之租購合約租予客戶之設備投資淨額。租購合約一般為期五至二十年，並附有在租賃期滿時以象徵式價格購買租賃設備之認購權。租購合約在年底之最低應收租金總額及其現值詳列如下：

Advances to customers include net investments in equipment leased to customers under hire purchase contracts having the characteristics of finance leases. The hire purchase contracts usually run for an initial period of 5 to 20 years, with an option for acquiring the leased asset at nominal value at the end of the lease period. The total minimum lease payments receivable and their present value at the year-end are as follows:

		集團 Group		
二零零三年	2003	最低應收租金現值 Present value of minimum lease payments receivable	將收取之利息收入 Interest income relating to future periods	最低應收租金總額 Total minimum lease payments receivable
應收項目：	Amounts receivable:			
• 一年以內	• within one year	**708**	**203**	**911**
• 一年以上至五年	• after one year but within five years	**2,143**	**606**	**2,749**
• 五年以上	• after five years	**4,077**	**766**	**4,843**
		6,928	**1,575**	**8,503**
呆壞賬準備	Provisions for bad and doubtful debts	**(14)**		
租購合約之投資淨額	Net investments in hire purchase contracts	**6,914**		
二零零二年	2002			
應收項目：	Amounts receivable:			
• 一年以內	• within one year	743	209	952
• 一年以上至五年	• after one year but within five years	2,192	631	2,823
• 五年以上	• after five years	3,715	748	4,463
		6,650	1,588	8,238
呆壞賬準備	Provisions for bad and doubtful debts	(25)		
租購合約之投資淨額	Net investments in hire purchase contracts	6,625		

於結算日銀行並無融資租賃（二零零二年：無）。

There were no finance leases maintained by the Bank at the balance sheet date (2002: Nil).

17. 存／欠最終控股公司 / 17. Amounts due from / to ultimate holding company

於結算日並無結存或結欠最終控股公司（二零零二年：無）。

There were no amounts due from or due to ultimate holding company at the balance sheet date (2002: Nil).

18. 存 / 欠直屬控股公司及同母系附屬公司

結存或結欠直屬控股公司及同母系附屬公司詳列如下：

18. Amounts due from / to immediate holding company and fellow subsidiary companies

Details of the balances due from and due to immediate holding company and fellow subsidiary companies are as follows:

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
結存項目：	Amounts due from:				
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**1,043**	158	**1,039**	156
定期存放同業至到期日剩餘期間：	Placings with banks with remaining maturity:				
• 一個月內	• *within one month*	**9,092**	3,392	**4,114**	731
• 一個月以上至三個月	• three months or less but over one month	**1,972**	724	**1,195**	334
• 三個月以上至一年	• one year or less but over three months	**136**	595	**136**	10
• 一年以上至五年	• five years or less but over one year	**4**	25	**4**	25
		11,204	4,736	**5,449**	1,100
存款證至到期日剩餘期間：	Certificates of deposit with remaining maturity:				
• 三個月內但非即時到期	• three months or less but not repayable on demand	**500**	217	**500**	211
• 三個月以上至一年	• one year or less but over three months	**248**	1,030	**248**	1,023
• 一年以上至五年	• five years or less but over one year	**468**	1,056	**468**	1,056
		1,216	2,303	**1,216**	2,290
其他資產至到期日剩餘期間：	Other assets with remaining maturity:				
• 三個月內	• three months or less	**239**	252	**232**	242
• 三個月以上至一年	• one year or less but over three months	**3**	11	**3**	7
• 一年以上至五年	• five years or less but over one year	**10**	11	**10**	11
		252	274	**245**	260
		13,715	7,471	**7,949**	3,806
結欠項目：	Amounts due to:				
客戶存款	Customer accounts				
• 有協定存款期或通知期，以餘下存款期計算：	• with agreed maturity dates or periods of notice, by remaining maturity:				
– 三個月內但非即時到期	– three months or less but not repayable on demand	**155**	274	**155**	274
– 三個月以上至一年	– one year or less but over three months	**38**	4	**38**	4
		193	278	**193**	278
同業存款	Deposits from banks				
• 即時到期	• repayable on demand	**76**	97	**76**	97
• 有協定存款期或通知期，以餘下存款期計算：	• with agreed maturity dates or periods of notice, by remaining maturity:				
– 三個月內但非即時到期	– three months or less but not repayable on demand	**189**	973	**189**	973
– 三個月以上至一年	– one year or less but over three months	**1,527**	–	**1,527**	–
		1,792	1,070	**1,792**	1,070
其他負債至到期日剩餘期間：	Other liabilities with remaining maturity:				
• 三個月內	• three months or less	**424**	267	**370**	240
• 三個月以上至一年	• one year or less but over three months	**3**	–	**3**	–
		427	267	**373**	240
		2,412	1,615	**2,358**	1,588

19. 附屬公司欠款 Amounts due from subsidiary companies

附屬公司欠款詳列如下：

Details of the amounts due from subsidiary companies are as follows:

		2003	2002
定期存放同業至到期日剩餘期間：	Placings with financial institutions with remaining maturity:		
• 一個月內	• within one month	**54,433**	59,250
• 一個月以上至三個月	• three months or less but over one month	**53,010**	58,880
• 三個月以上至一年	• one year or less but over three months	**202**	400
		107,645	118,530
無註明還款期之附屬公司貸款	Loans to subsidiary companies with no repayment term	**2,326**	2,364
其他資產至到期日剩餘期間為三個月內	Other assets with remaining maturity of three months or less	**407**	4,615
		110,378	125,509

20. 長期投資 Long-term investments

(甲) 長期投資 (a) Long-term investments

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
持至期滿之債務證券 攤銷成本扣除減值準備	Held-to-maturity debt securities at amortised cost less provisions for impairment	**111,750**	76,854	**85,935**	51,873
股票投資之公平價值	Equity investments at fair value	**2,131**	2,315	**2**	2
		113,881	79,169	**85,937**	51,875

20. 長期投資 續
(乙) 長期投資之賬面價值

20. Long-term investments *continued*
(b) Carrying value of long-term investments

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
持至期滿之債務證券	Held-to-maturity debt securities				
由公共機構發行	Issued by public bodies				
• 中央政府及中央銀行	• central governments and central banks	**12,408**	10,664	**10,770**	7,727
• 其他公共機構	• other public sector entities	**12,365**	9,219	**10,586**	6,922
		24,773	19,883	**21,356**	14,649
由其他機構發行	Issued by other bodies				
• 同業及其他金融機構	• banks and other financial institutions	**68,230**	40,011	**50,702**	27,370
• 企業	• corporate entities	**18,747**	16,960	**13,877**	9,854
		86,977	56,971	**64,579**	37,224
		111,750	76,854	**85,935**	51,873
股票投資	Equity investments				
由企業發行	Issued by corporate entities	**2,131**	2,315	**2**	2
		113,881	79,169	**85,937**	51,875
持至期滿之債務證券	Held-to-maturity debt securities				
在香港上市	Listed in Hong Kong	**3,001**	2,340	**3,001**	2,340
在香港以外地區上市	Listed outside Hong Kong	**24,687**	19,551	**750**	467
		27,688	21,891	**3,751**	2,807
非上市	Unlisted	**84,062**	54,963	**82,184**	49,066
		111,750	76,854	**85,935**	51,873
股票投資	Equity investments				
在香港上市	Listed in Hong Kong	**1,313**	1,603	**–**	–
在香港以外地區上市	Listed outside Hong Kong	**87**	70	**–**	–
		1,400	1,673	**–**	–
非上市	Unlisted	**731**	642	**2**	2
		2,131	2,315	**2**	2
		113,881	79,169	**85,937**	51,875

持至期滿之債務證券以成本值列示，並已計及由購入時起至期滿時止溢價之攤銷及折價之遞增。股票投資以公平價值列賬。

Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of maturity. Equity investments are stated at fair value.

20. 長期投資 續 / 20. Long-term investments continued

(丙) 持至期滿之債務證券之公平價值 / (c) Fair value of held-to-maturity debt securities

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
持至期滿之債務證券	Held-to-maturity debt securities				
由公共機構發行	Issued by public bodies				
• 中央政府及中央銀行	• central governments and central banks	**12,578**	10,924	**10,906**	7,913
• 其他公共機構	• other public sector entities	**12,763**	9,645	**10,952**	7,316
		25,341	20,569	**21,858**	15,229
由其他機構發行	Issued by other bodies				
• 同業及其他金融機構	• banks and other financial institutions	**68,375**	40,213	**50,849**	27,521
• 企業	• corporate entities	**18,929**	17,241	**14,015**	10,062
		87,304	57,454	**64,864**	37,583
		112,645	78,023	**86,722**	52,812
持至期滿之債務證券	Held-to-maturity debt securities				
在香港上市	Listed in Hong Kong	**3,074**	2,403	**3,074**	2,402
在香港以外地區上市	Listed outside Hong Kong	**24,790**	19,777	**752**	470
		27,864	22,180	**3,826**	2,872
非上市	Unlisted	**84,781**	55,843	**82,896**	49,940
		112,645	78,023	**86,722**	52,812

(丁) 持至期滿之債務證券按到期日分析 / (d) Maturity analysis of held-to-maturity debt securities

上述持至期滿之債務證券按到期日分析(即由結算日至合約期滿日之剩餘期間)詳列如下:

The maturity profile of the above held-to-maturity debt securities categorised by the remaining period from the balance sheet date to the contractual maturity date is as follows:

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
至到期日剩餘期間:	Remaining maturity:				
• 即時到期	• repayable on demand	**78**	–	–	–
• 三個月內但非即時到期	• three months or less but not repayable on demand	**6,827**	14,875	**4,786**	7,731
• 三個月以上至一年	• one year or less but over three months	**17,474**	8,911	**11,240**	6,727
• 一年以上至五年	• five years or less but over one year	**82,130**	50,807	**64,668**	35,154
• 五年以上	• over five years	**5,241**	2,261	**5,241**	2,261
		111,750	76,854	**85,935**	51,873

擬持至期滿之債務證券於合約到期日前出售之攤銷成本為港幣五億八千二百萬元(二零零二年:港幣四十二億一千一百萬元)。出售之溢利為港幣四千萬元(二零零二年:港幣三千四百萬元)。該等出售佔持至期滿之債務證券總額百分之零點三(二零零二年:百分之三點一),並經由資產負債管理委員會批准,用作調整有關組合之到期日及風險結構。

Debt securities intended to be held to maturity with an amortised cost of HK$582 million (2002: HK$4,211 million) were disposed of prior to maturity. The related profit recognised amounted to HK$40 million (2002: HK$34 million). Such disposals, representing 0.3% of total held-to-maturity debt securities (2002: 3.1%), were approved by the Asset and Liability Management Committee, and were generally made to modify the maturity and risk profile of portfolios.

21. 附屬公司投資

本行主要附屬公司如下：

21. Investments in subsidiary companies

The principal subsidiary companies of the Bank are:

公司名稱 Name of company	註冊地區 Place of incorporation	主要業務 Principal activities	已發行普通股面值 Issued equity capital
恒生財務有限公司 Hang Seng Finance Limited	香港 Hong Kong	接受存款及放款 Deposit-taking and lending	港元 HK$1,000,000,000
恒生存款有限公司 Hang Seng Credit Limited	香港 Hong Kong	接受存款及放款 Deposit-taking and lending	港元 HK$200,000,000
恒生銀行(巴哈馬)有限公司 Hang Seng Bank (Bahamas) Limited	巴哈馬 Bahamas	銀行業務 Banking	美元 US$1,000,000
恒生財務(巴哈馬)有限公司 Hang Seng Finance (Bahamas) Limited	巴哈馬 Bahamas	金融服務 Finance	美元 US$5,000
恒生銀行信託有限公司 *Hang Seng Bank (Trustee) Limited*	香港 Hong Kong	信託服務 Trustee service	港元 HK$3,000,000
恒生(代理人)有限公司 Hang Seng (Nominee) Limited	香港 Hong Kong	代理人服務 Nominee service	港元 HK$100,000
恒生人壽保險有限公司 Hang Seng Life Limited	香港 Hong Kong	退休基金及人壽保險 Retirement benefits and life assurance	港元 HK$220,000,000
恒生保險有限公司 Hang Seng Insurance Company Limited	香港 Hong Kong	保險業務 General insurance	港元 HK$84,184,570
恒生資產管理(私人)有限公司 Hang Seng Asset Management Pte Ltd	新加坡 Singapore	資金管理 Fund management	新加坡元 SG$2,000,000
恒生投資管理有限公司 Hang Seng Investment Management Limited	香港 Hong Kong	資金管理 Fund management	港元 HK$10,000,000
恒生投資有限公司 Haseba Investment Company Limited	香港 Hong Kong	投資 Investment holding	港元 HK$6,000
恒生證券有限公司 Hang Seng Securities Limited	香港 Hong Kong	證券經紀 Stockbroking	港元 HK$26,000,000
恩年發展有限公司 Yan Nin Development Company Limited	香港 Hong Kong	投資 Investment holding	港元 HK$100,000
恒指服務有限公司 HSI Services Limited	香港 Hong Kong	計算及提供恒生股市指數 Compilation and dissemination of the Hang Seng share index	港元 HK$10,000
恒生物業管理有限公司 Hang Seng Real Estate Management Limited	香港 Hong Kong	物業管理 Property management	港元 HK$10,000

除恒生人壽保險有限公司為本行持有百分之五十股權及控制其董事局組合外，上述各公司均為本行之全資附屬公司。除恒指服務有限公司屬間接持有外，各附屬公司乃由本行直接持有。各公司之主要經營地區與其註冊地區相同。

All the above companies are wholly-owned subsidiary companies except for Hang Seng Life Limited in which the Bank holds 50% of its shareholding and controls the composition of its board of directors. All subsidiary companies are held directly by the Bank except for HSI Services Limited. The principal places of operation are the same as the places of incorporation.

22. 聯營公司投資

22. Investments in associated companies

	集團 Group 2003	集團 Group 2002	銀行 Bank 2003	銀行 Bank 2002
應佔淨資產 Share of net assets	**549**	672	**–**	–

貸予聯營公司之款項為港幣二億二千九百萬元(二零零二年:港幣二億零八百萬元)並已列於「客戶貸款」項內(附註16)。

Loan to an associated company amounting to HK$229 million (2002: HK$208 million) is included under "Advances to customers" (note 16).

主要聯營公司如下:

The principal associated company is:

公司名稱 Name of company	註冊地區 Place of incorporation	主要業務 Principal activitiy	集團佔股本之權益 Group's interest in equity capital	已發行股本 Issued equity capital
Barrowgate Limited	香港 Hong Kong	物業投資 Property investment	24.64%	港元 HK$10,000

Barrowgate Limited 之權益由銀行一全資附屬公司持有。此聯營公司在本港經營。

The interest in Barrowgate Limited is owned by a subsidiary company of the Bank. The associated company operates in Hong Kong.

23. 有形固定資產

(甲) 有形固定資產

23. Tangible fixed assets

(a) Tangible fixed assets

二零零三年	2003	集團 Group 行址 Premises	投資物業 Investment properties	設備 Equipment	合計 Total
成本或估值:	Cost or valuation:				
二零零三年一月一日結餘	At 1 January 2003	**6,683**	**3,279**	**2,587**	**12,549**
年內增置	Additions	**–**	**–**	**142**	**142**
年內出售	Disposals	**–**	**(28)**	**(87)**	**(115)**
撤除重估行址之累積折舊	Elimination of accumulated depreciation on revalued premises	**(142)**	**–**	**–**	**(142)**
重估減值	Deficit on revaluation				
• 支取行址及投資物業重估儲備	• charged to premises and investment properties revaluation reserves	**(345)**	**(273)**	**–**	**(618)**
• 支取損益賬	• charged to profit and loss account	**(37)**	**–**	**–**	**(37)**
轉賬	Transfers	**22**	**(22)**	**–**	**–**
二零零三年十二月三十一日結餘	At 31 December 2003	**6,181**	**2,956**	**2,642**	**11,779**

23. 有形固定資產 *續*
(甲) 有形固定資產 續

23. Tangible fixed assets *continued*
(a) Tangible fixed assets *continued*

二零零三年	2003	集團 Group 行址 Premises	投資物業 Investment properties	設備 Equipment	合計 Total
累積折舊：	Accumulated depreciation:				
二零零三年一月一日結餘	At 1 January 2003	–	–	(2,110)	(2,110)
年內支取 *(附註5(丁))*	Charge for the year *(note 5(d))*	(142)	–	(187)	(329)
出售後撥回	Written off on disposal	–	–	83	83
撤除重估行址之累積折舊	Elimination of accumulated depreciation on revalued premises	142	–	–	142
二零零三年十二月三十一日結餘	At 31 December 2003	–	–	(2,214)	(2,214)
二零零三年十二月三十一日賬面淨值	Net book value at 31 December 2003	6,181	2,956	428	9,565
二零零二年十二月三十一日賬面淨值	Net book value at 31 December 2002	6,683	3,279	477	10,439

二零零三年	2003	銀行 Bank 行址 Premises	投資物業 Investment properties	設備 Equipment	合計 Total
成本或估值：	Cost or valuation:				
二零零三年一月一日結餘	At 1 January 2003	5,391	2,025	2,565	9,981
年內增置	Additions	–	–	141	141
年內出售	Disposals	–	(28)	(86)	(114)
撤除重估行址之累積折舊	Elimination of accumulated depreciation on revalued premises	(115)	–	–	(115)
重估減值	Deficit on revaluation				
• 支取行址及投資物業重估儲備	• charged to premises and investment properties revaluation reserves	(336)	(170)	–	(506)
轉賬	Transfers	7	(7)	–	–
二零零三年十二月三十一日結餘	At 31 December 2003	4,947	1,820	2,620	9,387
累積折舊：	Accumulated depreciation:				
二零零三年一月一日結餘	At 1 January 2003	–	–	(2,090)	(2,090)
年內支取	Charge for the year	(115)	–	(186)	(301)
出售後撥回	Written off on disposal	–	–	82	82
撤除重估行址之累積折舊	Elimination of accumulated depreciation on revalued premises	115	–	–	115
二零零三年十二月三十一日結餘	At 31 December 2003	–	–	(2,194)	(2,194)
二零零三年十二月三十一日賬面淨值	Net book value at 31 December 2003	4,947	1,820	426	7,193
二零零二年十二月三十一日賬面淨值	Net book value at 31 December 2002	5,391	2,025	475	7,891

23. 有形固定資產 續 / 23. Tangible fixed assets *continued*

(乙) 行址及投資物業之賬面淨值包括：

(b) The net book value of premises and investment properties comprises:

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
租約業權物業	Leaseholds				
香港境內	Held in Hong Kong				
• 長期租約(剩餘年數逾五十年)	• long leases (over 50 years unexpired)	**3,129**	3,426	**2,044**	2,270
• 中期租約(剩餘年數在十至五十年)	• medium leases (10 to 50 years unexpired)	**5,937**	6,465	**4,652**	5,075
香港境外	Held outside Hong Kong				
• 長期租約(剩餘年數逾五十年)	• long leases (over 50 years unexpired)	**4**	4	**4**	4
• 中期租約(剩餘年數在十至五十年)	• medium leases (10 to 50 years unexpired)	**67**	67	**67**	67
		9,137	9,962	**6,767**	7,416
其中包括	Of which				
行址	Premises	**6,181**	6,683	**4,947**	5,391
投資物業	Investment properties	**2,956**	3,279	**1,820**	2,025
		9,137	9,962	**6,767**	7,416

(丙) 於二零零三年九月三十日,本集團之行址及投資物業經由具有專業資格之獨立測量師行卓德測計師行有限公司予以重估,並確定該估值與二零零三年十二月三十一日之估值並無重大之改變。該估值乃由持有香港測量師學會會員資格之估價師評估。重估之基準乃按照行址當時用途之公開市場價值及按投資物業之公開市場價值。

(c) The Group's premises and investment properties were revalued at 30 September 2003 by Chesterton Petty Limited, an independent professional valuer, who also confirmed that there had been no material change in valuations at 31 December 2003. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. The basis of valuation for premises was open market value for existing use. The basis of valuation for investment properties was open market value.

(丁) 行址及投資物業重估減值

(d) Deficit on revaluation of premises and investment properties

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
支取物業重估儲備	Charged to property revaluation reserves				
• 行址重估儲備	• premises revaluation reserve	**(345)**	(409)	**(336)**	(362)
• 投資物業重估儲備 *(附註30)*	• investment properties revaluation reserve *(note 30)*	**(273)**	(270)	**(170)**	(175)
• 應佔聯營公司物業之減值 *(附註30)*	• share of revaluation deficit of an associated company *(note 30)*	**(125)**	(13)	**–**	–
		(743)	(692)	**(506)**	(537)
支取損益賬	Charged to profit and loss account				
• 行址	• premises	**(37)**	(36)	**–**	–

(戊) 資產負債表內之全部行址均以估值列賬。如以成本減除累積折舊方式列賬,其賬面淨值則會如下:

(e) The net book value of all premises which have been stated in the balance sheet at valuation would have been as follows had they been stated at cost less accumulated depreciation:

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
十二月三十一日賬面淨值	Net book value at 31 December	**2,712**	2,773	**1,623**	1,667

23. 有形固定資產 續

23. Tangible fixed assets *continued*

(己) 本集團出租之投資物業乃屬經營租賃。該等租賃之基本年期一般為兩年，部份於到期後有權選擇重新商討條款及訂定新租約。該等租賃並無包括或有租金。

(f) The Group leases out investment properties under operating leases. The leases typically run for an initial period of 2 years, and may contain an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

經營租賃在二零零三年之應收租金收入為港幣二億一千萬元（二零零二年：港幣二億二千五百萬元）。本年度內並無或有租金收入（二零零二年：無）。

Rental income receivable from operating leases amounted to HK$210 million in 2003 (2002: HK$225 million). There was no contingent rental recognised during the year (2002: Nil).

本集團之不可撤銷經營租賃於下列未來期間之應收最低租金總額如下：

The Group's total future minimum lease payments receivable under non-cancellable operating leases are as follows:

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
一年以下	Less than one year	**165**	197	**105**	126
一年以上至五年	Five years or less but over one year	**79**	134	**50**	99
		244	331	**155**	225

24. 其他資產

24. Other assets

		集團 Group		銀行 Bank	
		2003	2002 重新列示* restated*	**2003**	2002 重新列示* restated*
按市值計算之資產負債表以外利率、滙率及其他衍生工具合約之未實現盈利	Unrealised gains on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked-to-market	**1,664**	981	**1,664**	981
遞延稅項 *(附註7(丙)及25(甲))*	Deferred taxation *(notes 7(c) & 25(a))*	**52**	73	**–**	–
同業結算應收賬項	Items in the course of collection from other banks	**3,244**	2,886	**3,244**	2,886
預付及應計收益	Prepayments and accrued income	**2,179**	2,143	**1,626**	1,450
照應保單持有人權益之長期保險資產	Long-term assurance assets attributable to policy holders	**4,982**	2,897	**–**	–
其他賬項	Other accounts	**3,815**	3,340	**2,281**	2,163
		15,936	12,320	**8,815**	7,480
至到期日剩餘期間：	Remaining maturity:				
• 三個月內	• three months or less	**8,811**	6,929	**8,096**	6,156
• 三個月以上至一年	• one year or less but over three months	**770**	637	**536**	394
• 一年以上至五年	• five years or less but over one year	**183**	968	**166**	910
• 五年以上	• over five years	**6,135**	3,745	**9**	8
		15,899	12,279	**8,807**	7,468
• 已逾期**	• overdue**				
– 三個月以上至六個月	– six months or less but over three months	**5**	5	**1**	1
– 六個月以上至一年	– one year or less but over six months	**8**	9	**2**	3
– 一年以上	– over one year	**24**	27	**5**	8
		37	41	**8**	12
		15,936	12,320	**8,815**	7,480

** 二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得稅項」而重新列示。詳情列於第一百零九頁之附註2「會計政策之變動」項下。*

** Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 2 "Change in accounting policy" on page 109.*

*** 主要為包括在「預付及應計收益」項下之逾期應收利息。*

***Represented mainly by overdue interest receivable included under "Prepayments and accrued income".*

25. 遞延稅項

(甲) 已確認之遞延稅項資產及負債

資產負債表內之遞延稅項（資產）/ 負債之主要組合及其年中變動如下：

25. Deferred taxation

(a) Deferred tax assets and liabilities recognised

The major components of deferred tax (assets)/liabilities recognised in the balance sheets and the movements during the year are as follows:

	集團 Group				
遞延稅項之產生： Deferred tax arising from:	超逾稅例限額之折舊 Depreciation allowances in excess of related depreciation	物業及股票投資重估 Revaluation of properties and equity investments	一般準備 General provisions	其他 Other	合計 Total
二零零三年一月一日結餘 At 1 January 2003					
• 根據過往會計政策列示 • as previously reported	**–**	**–**	**–**	**83**	**83**
• 過往年度之調整 • prior year adjustments	**20**	**685**	**(177)**	**(49)**	**479**
• 根據新會計政策列示 • as restated	**20**	**685**	**(177)**	**34**	**562**
支取 / (進誌)損益賬*(附註7(甲))* Charged/(credited) to profit and loss account *(note 7(a))*	**–**	**(4)**	**(15)**	**44**	**25**
支取儲備賬 Charged to reserves	**–**	**4**	**–**	**–**	**4**
二零零三年十二月三十一日結餘 At 31 December 2003	**20**	**685**	**(192)**	**78**	**591**
二零零二年一月一日結餘 At 1 January 2002					
• 根據過往會計政策列示 • as previously reported	–	–	–	(34)	(34)
• 過往年度之調整 • prior year adjustments	19	824	(230)	(52)	561
• 根據新會計政策列示 • as restated	19	824	(230)	(86)	527
支取 / (進誌)損益賬*(附註7(甲))* Charged/(credited) to profit and loss account *(note 7(a))*	1	(16)	53	15	53
進誌儲備賬 Credited to reserves	–	(123)	–	–	(123)
其他 Other	–	–	–	105	105
二零零二年十二月三十一日結餘*(重新列示)* At 31 December 2002 *(restated)*	20	685	(177)	34	562

25. 遞延稅項 續

(甲) 已確認之遞延稅項資產及負債 續

25. Deferred taxation *continued*

(a) Deferred tax assets and liabilities recognised *continued*

遞延稅項之產生:	Deferred tax arising from:	銀行 Bank 超逾稅例限額之折舊 Depreciation allowances in excess of related depreciation	物業及股票投資重估 Revaluation of properties and equity investments	一般準備 General provisions	其他 Other	合計 Total
二零零三年一月一日結餘	At 1 January 2003					
• 根據過往會計政策列示	• as previously reported	**–**	**–**	**–**	**(21)**	**(21)**
• 過往年度之調整	• prior year adjustments	**36**	**592**	**(125)**	**(49)**	**454**
• 根據新會計政策列示	• as restated	**36**	**592**	**(125)**	**(70)**	**433**
支取/(進誌)損益賬	Charged/(credited) to profit and loss account	**(3)**	**(1)**	**(16)**	**14**	**(6)**
二零零三年十二月三十一日結餘	At 31 December 2003	**33**	**591**	**(141)**	**(56)**	**427**
二零零二年一月一日結餘	At 1 January 2002					
• 根據過往會計政策列示	• as previously reported	–	–	–	(34)	(34)
• 過往年度之調整	• prior year adjustments	32	682	(153)	(52)	509
• 根據新會計政策列示	• as restated	32	682	(153)	(86)	475
支取/(進誌)損益賬	Charged/(credited) to profit and loss account	4	(14)	28	16	34
進誌儲備賬	Credited to reserves	–	(76)	–	–	(76)
二零零二年十二月三十一日結餘 *(重新列示)*	At 31 December 2002 *(restated)*	36	592	(125)	(70)	433

		集團 Group		銀行 Bank	
		2003	2002 *重新列示** *restated**	**2003**	2002 *重新列示** *restated**
於資產負債表內確認之遞延稅項資產淨額 *(附註7(丙)及24)*	Net deferred tax assets recognised on the balance sheet *(notes 7(c) & 24)*	**(52)**	(73)	**–**	–
於資產負債表內確認之遞延稅項負債淨額 *(附註7(丙)及28)*	Net deferred tax liabilities recognised on the balance sheet *(notes 7(c) & 28)*	**643**	635	**427**	433

** 二零零二年之若干數字,因本行採納香港會計實務準則第十二號(修訂)「利得稅項」而重新列示。詳情列於第一百零九頁之附註2「會計政策之變動」項下。*

** Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 2 "Change in accounting policy" on page 109.*

25. 遞延税項 續

(乙) 未確認之遞延税項資產

於結算日，本集團附屬公司税務虧損之未確認遞延税項資產達港幣四千三百萬元(二零零二年：港幣五千一百萬元)。税務虧損無作廢期限。

25. Deferred taxation *continued*

(b) Deferred tax assets not recognised

At balance sheet date, the Group has not recognised deferred tax assets in respect of tax losses of subsidiaries amounted to HK$43 million (2002: HK$51 million). The tax losses do not expire under current tax legislation.

(丙) 未確認之遞延税項負債

於二零零三年，並無未確認之遞延税項負債(二零零二年：無)。

(c) Deferred tax liabilities not recognised

There were no deferred tax liabilities not recognised for the year of 2003 (2002: Nil).

26. 往來、儲蓄及其他存款

26. Current, savings and other deposit accounts

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
客戶存款	Customer deposit accounts				
• 往來存款	• current accounts	**48,568**	36,242	**48,568**	36,242
• 儲蓄存款	• savings accounts	**205,769**	154,476	**205,769**	154,476
• 定期及其他存款	• time and other deposits	**177,634**	206,973	**167,730**	197,559
發出存款證	Certificates of deposit in issue	**7,927**	15,916	**7,927**	15,916
發出其他債務證券	Other debt securities in issue	**15**	86	**15**	86
		439,913	413,693	**430,009**	404,279

客戶存款、發出存款證及發出其他債務證券按餘下存款期分析如下：

The analysis of remaining maturity of customer deposit accounts, certificates of deposit in issue and other debt securities in issue is as follows:

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
客戶存款	Customer deposit accounts				
即時到期	Repayable on demand	**281,296**	210,351	**280,512**	209,914
有協定存款期或通知期，以餘下存款期計算：	With agreed maturity dates or periods of notice, by remaining maturity:				
• 三個月內但非即時到期	• three months or less but not repayable on demand	**139,123**	180,380	**130,055**	171,608
• 三個月以上至一年	• one year or less but over three months	**7,474**	6,701	**7,422**	6,496
• 一年以上至五年	• five years or less but over one year	**3,720**	259	**3,720**	259
• 五年以上	• over five years	**358**	–	**358**	–
		431,971	397,691	**422,067**	388,277

26. 往來、儲蓄及其他存款 續

26. Current, savings and other deposit accounts *continued*

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
發出存款證	Certificates of deposit in issue				
至到期日剩餘期間:	Remaining maturity:				
• 三個月內但非即時到期	• three months or less but not repayable on demand	**908**	2,887	**908**	2,887
• 三個月以上至一年	• one year or less but over three months	**1,132**	9,635	**1,132**	9,635
• 一年以上至五年	• five years or less but over one year	**5,685**	3,189	**5,685**	3,189
• 五年以上	• over five years	**202**	205	**202**	205
		7,927	15,916	**7,927**	15,916
發出其他債務證券	Other debt securities in issue				
至到期日剩餘期間:	Remaining maturity:				
• 三個月內但非即時到期	• three months or less but not repayable on demand	**15**	48	**15**	48
• 三個月以上至一年	• one year or less but over three months	**–**	38	**–**	38
		15	86	**15**	86
		439,913	413,693	**430,009**	404,279

27. 同業存款

27. Deposits from banks

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
即時到期	Repayable on demand	**654**	555	**644**	555
有協定存款期或通知期,以餘下存款期計算:	With agreed maturity dates or periods of notice, by remaining maturity:				
• 三個月內但非即時到期	• three months or less but not repayable on demand	**448**	515	**448**	145
• 三個月以上至一年	• one year or less but over three months	**100**	2	**100**	2
		1,202	1,072	**1,192**	702

28. 其他負債
28. Other liabilities

		集團 Group		銀行 Bank	
		2003	2002 重新列示* restated*	**2003**	2002 重新列示* restated*
證券空倉：	Short positions in securities:				
庫券	Treasury bills	**522**	1,861	**522**	1,861
債務證券	Debt securities				
• 政府證券	• government securities	**990**	1,045	**990**	1,045
• 其他公共機構證券	• other public sector securities	**2**	10	**2**	10
		1,514	2,916	**1,514**	2,916
資產負債表以外按市值計算之利率、滙率及其他衍生工具合約之未實現虧損	Unrealised losses on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked-to-market	**1,277**	832	**1,277**	832
本期税項 *(附註7(丙))*	Current taxation *(note 7(c))*	**523**	249	**481**	197
遞延税項 *(附註7(丙)及25(甲))*	Deferred taxation *(notes 7(c) & 25(a))*	**643**	635	**427**	433
同業結算應付賬項	Items in the course of transmission to other banks	**3,968**	4,629	**3,968**	4,629
應計及遞延收入	Accruals and deferred income	**2,155**	1,668	**2,058**	1,577
負債及支付準備	Provisions for other liabilities and charges	**363**	313	**17**	33
照應保單持有人權益之長期保險負債	Long-term liabilities attributable to policy holders	**4,982**	2,897	**–**	–
其他	Others	**3,722**	606	**4,730**	1,576
		19,147	14,745	**14,472**	12,193
至到期日剩餘期間：	Remaining maturity:				
• 三個月內	• three months or less	**11,649**	9,740	**12,629**	10,716
• 三個月以上至一年	• one year or less but over three months	**977**	831	**718**	605
• 一年以上至五年	• five years or less but over one year	**674**	434	**576**	325
• 五年以上	• over five years	**5,847**	3,740	**549**	547
		19,147	14,745	**14,472**	12,193

** 二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得税項」而重新列示。詳情列於第一百零九頁之附註2「會計政策之變動」項下。*

** Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 2 "Change in accounting policy" on page 109.*

29. 股本

29. Share capital

註冊股本：

Authorised:

銀行之註冊股本為港幣一百一十億元正(二零零二年：港幣一百一十億元正)，分為二十二億股(二零零二年：二十二億股)，每股港幣五元正。

The authorised share capital of the Bank is HK$11,000 million (2002: HK$11,000 million) divided into 2,200 million shares (2002: 2,200 million shares) of HK$5 each.

		2003	2002
實收股本：	Issued and fully paid:		
十九億一千一百八十四萬二千七百三十六股(二零零二年：十九億一千一百八十四萬二千七百三十六股)，每股港幣五元正。	1,911,842,736 shares (2002: 1,911,842,736 shares) of HK$5 each.	**9,559**	9,559

於本年度內，本行並無購回本行之股份(二零零二年：無)。

During the year, the Bank made no repurchase of its own shares (2002: Nil).

30. 儲備

30. Reserves

二零零三年	2003	集團 Group	銀行 Bank	聯營公司 Associated companies
保留溢利	Retained profits	**19,720**	**11,943**	**90**
行址及投資物業重估儲備	Premises and investment properties revaluation reserves	**5,813**	**4,561**	**459**
長期股票投資重估儲備	Long-term equity investment revaluation reserve	**1,009**	**–**	**–**
資本贖回儲備	Capital redemption reserve	**99**	**99**	**–**
		26,641	**16,603**	**549**

		集團 Group	銀行 Bank	聯營公司 Associated companies
保留溢利	Retained profits			
二零零三年一月一日結餘	At 1 January 2003			
• 根據過往會計政策列示	• as previously reported	**19,242**	**12,729**	**88**
• 會計政策改變之調整	• arising on change in accounting policy	**198**	**146**	**–**
• 根據新會計政策列示	• as restated	**19,440**	**12,875**	**88**
換算及其他調整	Exchange and other adjustments	**18**	**16**	**–**
股東應得溢利	Profit attributable to shareholders	**9,539**	**8,335**	**26**
股息	Dividends	**(9,368)**	**(9,368)**	**(24)**
折舊撥往行址重估儲備	Transfer of depreciation to premises revaluation reserve	**68**	**62**	**–**
因售出行址及投資物業而實現之重估增值	Realisation on disposal of premises and investment properties	**23**	**23**	**–**
二零零三年十二月三十一日結餘	At 31 December 2003	**19,720**	**11,943**	**90**

30. 儲備 續 / 30. Reserves *continued*

二零零三年	2003	集團 Group	銀行 Bank	聯營公司 Associated companies
行址及投資物業重估儲備	Premises and investment properties revaluation reserves			
行址重估儲備	Premises revaluation reserve			
• 二零零三年一月一日結餘	• at 1 January 2003			
– 根據過往會計政策列示	– as previously reported	4,200	3,790	–
– 會計政策改變之調整	– arising on change in accounting policy	(657)	(600)	–
– 根據新會計政策列示	– as restated	3,543	3,190	–
• 重估減值已扣減遞延稅項	• deficit on revaluation, net of deferred tax	(285)	(276)	–
• 由保留溢利撥來之折舊	• transfer of depreciation from retained profits	(68)	(62)	–
• 撥往投資物業重估儲備	• transfers to investment properties revaluation reserve	11	6	–
• 遞延稅項及其地調整	• deferred tax and other adjustments	(78)	(71)	–
• 二零零三年十二月三十一日結餘	• at 31 December 2003	3,123	2,787	–
投資物業重估儲備	Investment properties revaluation reserve			
• 二零零三年一月一日結餘	• at 1 January 2003	3,124	1,974	584
• 重估減值 *(附註23(丁))*	• deficit on revaluation *(note 23(d))*	(273)	(170)	–
• 應佔聯營公司物業之減值 *(附註23(丁))*	• share of revaluation deficit of an associated company *(note 23(d))*	(125)	–	(125)
• 由行址重估儲備撥來	• transfers from premises revaluation reserve	(13)	(7)	–
• 因售出投資物業而實現之重估增值	• realisation on disposal of investment properties	(23)	(23)	–
• 二零零三年十二月三十一日結餘	• at 31 December 2003	2,690	1,774	459
行址及投資物業重估儲備合計	Total premises and investment properties revaluation reserves	5,813	4,561	459
長期股票投資重估儲備	Long-term equity investment revaluation reserve			
二零零三年一月一日結餘	At 1 January 2003			
• 根據過往會計政策列示	• as previously reported	1,031	–	–
• 會計政策改變之調整	• arising on change in accounting policy	(20)	–	–
• 根據新會計政策列示	• as restated	1,011	–	–
重估增值已扣減遞延稅項	Surplus on revaluation, net of deferred tax	410	–	–
因售出長期股票投資而實現之重估增值	Realisation on disposal of long-term equity investments	(410)	–	–
遞延稅項及其他調整	Deferred tax and other adjustments	(2)	–	–
二零零三年十二月三十一日結餘	At 31 December 2003	1,009	–	–
資本贖回儲備	Capital redemption reserve			
二零零三年一月一日及十二月三十一日結餘	At 1 January and 31 December 2003	99	99	–
二零零三年十二月三十一日儲備結餘	Total reserves at 31 December 2003	26,641	16,603	549

30. 儲備 續　　30. Reserves *continued*

二零零二年	2002	集團 Group 重新列示* *restated**	銀行 Bank 重新列示* *restated**	聯營公司 Associated companies
保留溢利	Retained profits	19,440	12,875	88
行址及投資物業重估儲備	Premises and investment properties revaluation reserves	6,667	5,164	584
長期股票投資重估儲備	Long-term equity investment revaluation reserve	1,011	–	–
資本贖回儲備	Capital redemption reserve	99	99	–
		27,217	18,138	672
保留溢利	Retained profits			
二零零二年一月一日結餘	At 1 January 2002			
• 根據過往會計政策列示	• as previously reported	19,499	11,657	311
• 會計政策改變之調整	• arising on change in accounting policy	254	180	–
• 根據新會計政策列示	• as restated	19,753	11,837	311
換算及其他調整	Exchange and other adjustments	3	3	–
股東應得溢利	Profit attributable to shareholders	9,920	11,278	113
股息	Dividends	(10,324)	(10,324)	(38)
折舊撥往行址重估儲備	Transfer of depreciation to premises revaluation reserve	79	72	–
因售出行址及投資物業而實現之重估增值	Realisation on disposal of premises and investment properties	9	9	–
其他	Other movement	–	–	(298)
二零零二年十二月三十一日結餘	At 31 December 2002	19,440	12,875	88
行址及投資物業重估儲備	Premises and investment properties revaluation reserves			
行址重估儲備	Premises revaluation reserve			
• 二零零二年一月一日結餘	• at 1 January 2002			
– 根據過往會計政策列示	– as previously reported	4,789	4,267	–
– 會計政策改變之調整	– arising on change in accounting policy	(766)	(690)	–
– 根據新會計政策列示	– as restated	4,023	3,577	–
• 重估減值已扣減遞延稅項	• deficit on revaluation, net of deferred tax	(344)	(304)	–
• 由保留溢利撥來之折舊	• transfer of depreciation from retained profits	(79)	(72)	–
• 撥往投資物業重估儲備	• transfers to investment properties revaluation reserve	(72)	(25)	–
• 遞延稅項及其他調整	• deferred tax and other adjustments	15	14	–
• 二零零二年十二月三十一日結餘	• at 31 December 2002	3,543	3,190	–
投資物業重估儲備	Investment properties revaluation reserve			
• 二零零二年一月一日結餘	• at 1 January 2002	3,330	2,129	597
• 重估減值 *(附註23(丁))*	• deficit on revaluation *(note 23(d))*	(270)	(175)	–
• 應佔聯營公司物業之減值 *(附註23(丁))*	• share of revaluation deficit of an associated company *(note 23(d))*	(13)	–	(13)
• 由行址重估儲備撥來	• transfers from premises revaluation reserve	86	29	–
• 因售出投資物業而實現之重估增值	• realisation on disposal of investment properties	(9)	(9)	–
• 二零零二年十二月三十一日結餘	• at 31 December 2002	3,124	1,974	584
行址及投資物業重估儲備合計	Total premises and investment properties revaluation reserves	6,667	5,164	584

30. 儲備 續　30. Reserves continued

二零零二年	2002	集團 Group 重新列示* restated*	銀行 Bank 重新列示* restated*	聯營公司 Associated companies
長期股票投資重估儲備	Long-term equity investment revaluation reserve			
二零零二年一月一日結餘	At 1 January 2002			
• 根據過往會計政策列示	• as previously reported	2,323	–	–
• 會計政策改變之調整	• arising on change in accounting policy	(49)	–	–
• 根據新會計政策列示	• as restated	2,274	–	–
重估減值已扣減遞延稅項	Deficit on revaluation, net of deferred tax	(840)	–	–
因售出長期股票投資而實現之重估增值	Realisation on disposal of long-term equity investments	(423)	–	–
二零零二年十二月三十一日結餘	At 31 December 2002	1,011	–	–
資本贖回儲備	Capital redemption reserve			
二零零二年一月一日及十二月三十一日結餘	At 1 January and 31 December 2002	99	99	–
二零零二年十二月三十一日儲備結餘	Total reserves at 31 December 2002	27,217	18,138	672

** 二零零二年之若干數字，因本行採納香港會計實務準則第十二號（修訂）「利得稅項」而重新列示。詳情列於第一百零九頁之附註2「會計政策之變動」項下。*

** Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on "Income taxes", details of which are set out in note 2 "Change in accounting policy" on page 109.*

「重估儲備」及「資本贖回儲備」並非已實現之利潤，屬不可派發。

The "Revaluation reserves" and the "Capital redemption reserve" do not represent realised profits and are not available for distribution.

本行及從事銀行業務之附屬公司，因需按經營所在地之監管要求維持最低資本充足比率而可能對可派予股東之保留溢利構成限制。

The Bank and its banking subsidiary companies operate under regulatory jurisdictions which require the maintenance of minimum capital adequacy ratios and which could therefore potentially restrict the amount of retained profits which can be distributed to shareholders.

31. 現金流量對賬表

(甲) 營業溢利與來自營業活動之淨現金流量對賬表

31. Reconciliation for cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

		2003	2002
營業溢利	Operating profit	**10,683**	10,684
淨利息收入	Net interest income	**(10,179)**	(10,805)
股息收入	Dividend income	**(92)**	(99)
呆壞賬準備	Provisions for bad and doubtful debts	**792**	571
折舊	Depreciation	**329**	352
長期投資之攤銷	Amortisation of long-term investments	**203**	(96)
減除收回後之貸款撇賬淨額	Advances written off net of recoveries	**(1,172)**	(1,148)
利息收入	Interest received	**10,240**	13,068
利息支出	Interest paid	**(2,747)**	(4,450)
營運資金變動前之營業溢利	**Operating profit before changes in working capital**	**8,057**	8,077
現金及短期資金之變動	Change in cash and short-term funds	**99**	(762)
一個月以上到期之定期存放同業之變動	Change in placings with banks maturing after one month	**12,890**	12,085
存款證之變動	Change in certificates of deposit	**1,392**	(7,022)
持作買賣用途之證券之變動	Change in securities held for dealing purposes	**(34)**	969
客戶貸款之變動	Change in advances to customers	**(4,524)**	(1,549)
直屬控股公司及同母系附屬公司欠款之變動	Change in amounts due from immediate holding company and fellow subsidiary companies	**341**	1,281
其他資產之變動	Change in other assets	**(3,491)**	(3,737)
客戶存款之變動	Change in customer deposit accounts	**34,280**	1,927
發出債務證券之變動	Change in debt securities in issue	**(8,060)**	(2,562)
同業存款之變動	Change in deposits from banks	**130**	(1,550)
直屬控股公司及同母系附屬公司存款之變動	Change in amounts due to immediate holding company and fellow subsidiary companies	**797**	564
其他負債之變動	Change in other liabilities	**4,199**	2,941
撇除換算差額及其他非現金項目	Elimination of exchange differences and other non-cash items	**(11,984)**	(5,239)
來自營業活動產生之現金	**Cash generated from operating activities**	**34,092**	5,423
已繳稅款	Taxation paid	**(526)**	(742)
來自營業活動之淨現金流入	**Net cash inflow from operating activities**	**33,566**	4,681

31. 現金流量對賬表 續 / 31. Reconciliation for cash flow statement *continued*

(乙) 現金及等同現金項目結餘分析 / (b) Analysis of the balances of cash and cash equivalents

		2003	2002
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**5,823**	3,676
短期及一個月內到期之定期存放同業	Money at call and placings with banks maturing within one month	**71,658**	70,562
庫券	Treasury bills	**91**	2,531
存款證	Certificates of deposit	**3**	48
		77,575	76,817

現金及等同現金之組合按其流動性質而作出重新分類。包括庫存現金及一個月內到期之定期存放同業（以往為三個月內到期之定期存放同業）,及由購買日起計三個月內到期之庫券及存款證。二零零二年數字已重新列示。

The components of cash and cash equivalents have been reclassified, in light of their liquid nature, to include cash and balances with banks maturing within one month (previously bank balances maturing within three months had been included), and treasury bills and certificates of deposit with less than three months' maturity from the date of acquisition. The figures for 2002 have been restated.

32. 或有債務、承擔及衍生工具 / 32. Contingent liabilities, commitments and derivatives

(甲) 合約金額、信貸之相等金額及風險加權金額 / (a) Contract amount, credit equivalent amount and risk-weighted amount

二零零三年	2003	集團 Group 合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
或有債務:	Contingent liabilities:			
擔保	Guarantees	**12,401**	**12,143**	**3,622**
承擔:	Commitments:			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	**8,098**	**1,620**	**1,613**
未動用之正式備用便利、信貸額及其他放款承諾:	Undrawn formal standby facilities, credit lines and other commitments to lend:			
• 一年以下	• under one year	**69,099**	**–**	**–**
• 一年及以上	• one year and over	**19,623**	**9,811**	**8,949**
其他	Other	**160**	**160**	**62**
		96,980	**11,591**	**10,624**

32. 或有債務、承擔及衍生工具 *續*

(甲) 合約金額、信貸之相等金額及風險加權金額 *續*

32. Contingent liabilities, commitments and derivatives *continued*

(a) Contract amount, credit equivalent amount and risk-weighted amount *continued*

二零零三年	2003	合約金額 Contract amount	集團 Group 信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
滙率合約:	Exchange rate contracts:			
即期及遠期外滙交易	Spot and forward foreign exchange	**76,408**	**1,080**	**322**
其他滙率合約	Other exchange rate contracts	**33,160**	**401**	**141**
		109,568	**1,481**	**463**
利率合約:	Interest rate contracts:			
利率掉期	Interest rate swaps	**91,629**	**1,300**	**315**
其他利率合約	Other interest rate contracts	**17,578**	**45**	**21**
		109,207	**1,345**	**336**
其他衍生工具合約	Other derivative contracts	**297**	**9**	**2**

二零零三年	2003	合約金額 Contract amount	銀行 Bank 信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
或有債務:	Contingent liabilities:			
擔保	Guarantees	**12,802**	**12,544**	**4,023**
承擔:	Commitments:			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	**8,098**	**1,620**	**1,613**
未動用之正式備用便利、信貸額及其他放款承諾:	Undrawn formal standby facilities, credit lines and other commitments to lend:			
• 一年以下	• under one year	**68,981**	**–**	**–**
• 一年及以上	• one year and over	**19,622**	**9,811**	**8,949**
		96,701	**11,431**	**10,562**
滙率合約:	Exchange rate contracts:			
即期及遠期外滙交易	Spot and forward foreign exchange	**78,811**	**1,104**	**334**
其他滙率合約	Other exchange rate contracts	**33,160**	**401**	**141**
		111,971	**1,505**	**475**
利率合約:	Interest rate contracts:			
利率掉期	Interest rate swaps	**83,958**	**1,232**	**301**
其他利率合約	Other interest rate contracts	**17,143**	**45**	**21**
		101,101	**1,277**	**322**
其他衍生工具合約	Other derivative contracts	**292**	**9**	**2**

32. 或有債務、承擔及衍生工具 續 32. Contingent liabilities, commitments and derivatives *continued*

(甲) 合約金額、信貸之相等金額及風險加權金額 續 (a) Contract amount, credit equivalent amount and risk-weighted amount *continued*

二零零二年	2002	集團 Group 合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
或有債務：	Contingent liabilities:			
擔保	Guarantees	13,864	13,717	4,321
承擔：	Commitments:			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	6,982	1,400	1,394
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
• 一年以下	• under one year	65,110	–	–
• 一年及以上	• one year and over	21,565	10,783	9,840
其他	Other	41	41	41
		93,698	12,224	11,275
滙率合約：	Exchange rate contracts:			
即期及遠期外滙交易	Spot and forward foreign exchange	73,607	894	251
其他滙率合約	Other exchange rate contracts	24,104	261	55
		97,711	1,155	306
利率合約：	Interest rate contracts:			
利率掉期	Interest rate swaps	64,443	1,454	357
其他利率合約	Other interest rate contracts	7,969	8	2
		72,412	1,462	359
其他衍生工具合約	Other derivative contracts	177	6	1

32. 或有債務、承擔及衍生工具 續

(甲) 合約金額、信貸之相等金額及風險加權金額 續

32. Contingent liabilities, commitments and derivatives *continued*

(a) Contract amount, credit equivalent amount and risk-weighted amount continued

二零零二年	2002	合約金額 Contract amount	銀行 Bank 信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
或有債務：	Contingent liabilities:			
擔保	Guarantees	14,264	14,118	4,722
承擔：	Commitments:			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	6,982	1,400	1,394
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
• 一年以下	• under one year	65,067	–	–
• 一年及以上	• one year and over	21,565	10,783	9,840
		93,614	12,183	11,234
滙率合約：	Exchange rate contracts:			
即期及遠期外滙交易	Spot and forward foreign exchange	76,662	925	266
其他滙率合約	Other exchange rate contracts	24,104	261	55
		100,766	1,186	321
利率合約：	Interest rate contracts:			
利率掉期	Interest rate swaps	60,422	1,433	353
其他利率合約	Other interest rate contracts	7,076	8	2
		67,498	1,441	355
其他衍生工具合約	Other derivative contracts	177	6	1

32. 或有債務、承擔及衍生工具 *續*

(甲) 合約金額、信貸之相等金額及風險加權金額 續

上表列出資產負債表以外交易之名義合約金額、信貸之相等金額及風險加權金額。計算信貸之相等金額，乃用作推算風險加權金額之用。此等金額乃根據香港銀行業條例附表三之資本充足比率而估算，並視乎對等機構之信譽及期限特性而定。如屬或有債務及承擔，則風險加權幅度為零至百分之一百，如屬滙率、利率及其他衍生工具合約，則風險加權幅度為零至百分之五十。

或有債務及承擔均屬與信貸有關之交易，包括票據承兑、信用證、擔保書及提供信貸之承擔。所涉及之風險基本上與向客戶提供貸款之風險相同，故處理此類交易時，等同審批客戶之貸款申請，需要符合信貸條件、組合管理及抵押品之要求。由於此類信貸便利可能在未運用前已到期，故合約金額之總數並不代表未來現金之需求。

資產負債表以外之金融工具來自外滙、利率及股票等市場上所進行之期貨、遠期、掉期及期權等交易。

此等工具之合約金額顯示結算當日尚未到期之交易數量，但並不代表風險數額。此等工具之信貸相等金額乃根據香港銀行業條例附表三之準則計算，即為按市值重估後具正數值之合約價值及潛在之遠期信貸風險兩者之總數。

32. Contingent liabilities, commitments and derivatives *continued*

(a) Contract amount, credit equivalent amount and risk-weighted amount continued

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate, interest rate and other derivative contracts.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

(乙) 重置成本　*(b) Replacement cost*

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
滙率合約	Exchange rate contracts	**876**	485	**876**	485
利率合約	Interest rate contracts	**997**	1,231	**956**	1,228
其他衍生工具合約	Other derivative contracts	**–**	1	**–**	1
		1,873	1,717	**1,832**	1,714

合約之重置成本代表所有按市值重估後具正數值之合約(包括非買賣用途之合約)價值，而該等合約並無作任何雙邊淨額結算安排。

The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-dealing contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

32. 或有債務、承擔及衍生工具 續

(丙) 上述各表內所列包括持作買賣用途之衍生工具合約金額如下：

32. Contingent liabilities, commitments and derivatives *continued*

(c) Included in the above tables are the following amounts of derivative contracts which were made for dealing purposes:

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
滙率合約：	Exchange rate contracts:				
即期及遠期外滙交易	Spot and forward foreign exchange	**76,408**	73,607	**78,811**	76,662
其他滙率合約	Other exchange rate contracts	**32,850**	23,587	**32,850**	23,587
		109,258	97,194	**111,661**	100,249
利率合約：	Interest rate contracts:				
利率掉期	Interest rate swaps	**35,605**	31,685	**35,605**	31,685
其他利率合約	Other interest rate contracts	**5,506**	1,057	**5,506**	1,057
		41,111	32,742	**41,111**	32,742
其他衍生工具合約	Other derivative contracts	**297**	177	**292**	177

其餘之滙率、利率及其他衍生工具合約乃作非買賣用途，即用作風險對冲或作為資產負債之風險管理。此等合約乃直接在市場訂立或間接經由本行之直屬控股公司或同母系附屬公司訂立。

The remaining exchange rate, interest rate and other derivative contracts were made for non-dealing purposes, i.e. to hedge risk, or to synthetically alter the risk characteristics of assets and liabilities. The transactions are either conducted directly in the market or indirectly through the Bank's immediate holding company or fellow subsidiary companies.

除上述各表所列外，本行在日常業務中亦代集團其他成員開立擔保及承諾書。

In addition to the above, the Bank enters into guarantees and letters of support on behalf of other Group entities in the normal course of business.

33. 為負債作抵押之資產

截至二零零三年十二月三十一日，本集團之負債為港幣十六億六千四百萬元（二零零二年：港幣二十八億五千二百萬元）及銀行之負債為港幣十六億六千四百萬元（二零零二年：港幣二十八億五千二百萬元），主要為有售後回購協議之資產作抵押。本集團為擔保此等負債而質押之資產金額為港幣十六億九千三百萬元（二零零二年：港幣二十八億五千九百萬元），銀行則為港幣十六億九千三百萬元（二零零二年：港幣二十八億五千九百萬元），並主要由列於「庫存現金及短期資金」及「長期投資」內之項目組成。此外，存放於中央保管系統以利便證券結算之債務證券額為港幣一千一百零二億七千二百萬元（二零零二年：港幣八百五十四億三千九百萬元），銀行則為港幣八百六十八億四千萬元（二零零二年：港幣六百二十八億八千九百萬元）。

33. Assets pledged as security for liabilities

At 31 December 2003, liabilities of the Group amounting to HK$1,664 million (2002: HK$2,852 million) and of the Bank amounting to HK$1,664 million (2002: HK$2,852 million) were secured by the deposit of assets, mainly related to sale and repurchase arrangements. The amounts of assets pledged by the Group to secure these liabilities were HK$1,693 million (2002: HK$2,859 million) and by the Bank were HK$1,693 million (2002: HK$2,859 million) respectively and mainly comprised items included in "Cash and short-term funds" and "Long-term investments". In addition, the amount of debt securities deposited with central depositories by the Group to facilitate the settlement processes were HK$110,272 million (2002: HK$85,439 million) and by the Bank were HK$86,840 million (2002: HK$62,889 million) respectively.

34. 資本承擔 | 34. Capital commitments

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
已核准及簽訂合約之開支	Expenditure authorised and contracted for	**79**	105	**72**	99
已核准但未簽訂合約之開支	Expenditure authorised but not contracted for	**1,626**	–	**1,626**	–
		1,705	105	**1,698**	99

納入「已核准但未簽訂合約之開支」項下為購入興業銀行經擴大股本之百分之十五點九八股權之承諾。涉及金額為港幣十六億二千六百萬元(人民幣等值為十七億二千六百萬元)。興業銀行為一家於中華人民共和國之全國性股份制商業銀行。

Included under "Expenditure authorised but not contracted for" was a commitment of HK$1,626 million (equivalent of RMB1,726 million) to acquire 15.98% in the enlarged capital of Industrial Bank Company Limited, a national joint-stock commercial bank in The People's Republic of China.

35. 租約承擔 | 35. Lease commitments

本集團以經營租賃合約租賃之若干物業及設備,該等租賃之基本年期一般為一至五年,其中部份在到期時有權以重新商討之條款續訂租約。該等租約並無包括或有租金。

The Group leases certain properties and equipment under operating leases. The leases typically run for an initial period of one to five years and may include an option to renew the lease when all terms are renegotiated. None of these leases includes contingent rentals.

不可撤銷之營業租約的未來最低租金支出總額如下:

The total future minimum lease payments payable under non-cancellable operating leases are as follows:

		集團 Group		銀行 Bank	
		2003	2002	**2003**	2002
一年以下	Within one year	**169**	165	**169**	164
一年以上至五年	Between one and five years	**161**	195	**160**	194
		330	360	**329**	358

36. 僱員退休福利

(甲) 界定利益福利計劃

本集團設置三個界定利益福利計劃。最主要計劃為恒生銀行界定利益福利計劃(「HSBDBS」),涵蓋本集團百分之八十僱員。其他兩個計劃分別為恒生銀行長俸計劃(「HSBPS」)及恒生銀行核准退休信託基金(「HSBNTBS」),恒生銀行界定利益福利計劃已於一九九九年四月一日起不接受新成員,而恒生銀行長俸計劃及恒生銀行核准退休信託基金則於一九八六年十二月三十一日起不接受新成員。

上述計劃為本集團之設置基金界定利益福利計劃,由信託人管理,其資產與本集團之資產分開持有。本集團根據合資格精算師之每年精算估值作出供款。最新一次精算估值於二零零三年十二月三十一日進行,由同母系附屬公司滙豐人壽保險(國際)有限公司之趙黃舜芬(美國精算師學會專業資深會員)採用 Projected Unit Credit Method 估值。此等界定利益福利計劃於結算日資產負債表內確認之金額及在是年損益結算表內確認之福利成本列述如下。

(一) 確認於資產負債表之金額如下:

36. Employee retirement benefits

(a) Defined benefit schemes

The Group operates three defined benefit schemes, the Hang Seng Bank Limited Defined Benefit Scheme ("HSBDBS") which is the principal scheme which covers about 80% of the Group's employees and two other schemes, the Hang Seng Bank Limited Pension Scheme ("HSBPS") and the Hang Seng Bank Limited Non-contributory Terminal Benefits Scheme ("HSBNTBS"). HSBDBS was closed since 1 April 1999 and HSBPS and HSBNTBS were closed since 31 December 1986.

These schemes are funded defined benefit schemes and are administered by trustees with assets held separately from those of the Group. The Group makes contributions to these schemes in accordance with the recommendation of qualified actuary based on annual actuarial valuations. The latest annual actuarial valuations at 31 December 2003 was performed by E Chiu, fellow of the Society of Actuaries of the United States of America, of HSBC Life (International) Ltd, a fellow subsidiary company of the Bank, using the Projected Unit Credit Method. The amounts recognised in the balance sheet at year-end and retirement benefits costs recognised in the profit and loss account for the year in respect of these defined benefit schemes are set out below.

(i) The amounts recognised in the balance sheets are as follows:

二零零三年	2003	集團及銀行 Group and Bank 恒生銀行界定利益福利計劃 HSBDBS	恒生銀行長俸計劃 HSBPS	恒生銀行核准退休信託基金 HSBNTBS
有設置基金之福利負擔折現值	Present value of funded obligations	**3,072**	**182**	**4**
計劃基金之資產公平價值	Fair value of scheme assets	**(3,324)**	**(219)**	**(32)**
未確認之淨精算溢利	Net unrecognised actuarial gains	**215**	**–**	**–**
於資產負債表內確認之資產淨值	Net asset recognised in the balance sheet	**(37)**	**(37)**	**(28)**
計劃基金資產對福利負擔之比率	Obligations covered by plan assets (%)	**108**	**120**	**800**

36. 僱員退休福利 續
(甲) 界定利益福利計劃 續

36. Employee retirement benefits *continued*
(a) Defined benefit schemes *continued*

二零零二年	2002	集團及銀行 Group and Bank 恒生銀行界定利益福利計劃 HSBDBS	恒生銀行長俸計劃 HSBPS	恒生銀行核准退休信託基金 HSBNTBS
有設置基金之福利負擔折現值	Present value of funded obligations	2,931	185	5
計劃基金之資產公平價值	Fair value of scheme assets	(2,867)	(210)	(32)
未確認之淨精算虧損	Net unrecognised actuarial losses	(79)	(4)	(1)
於資產負債表內確認之資產淨值	Net asset recognised in the balance sheet	(15)	(29)	(28)
計劃基金資產對福利負擔之比率	Obligations covered by plan assets (%)	98	114	640

恒生銀行界定利益福利計劃資產包括滙豐控股有限公司發行之普通股票公平價值為港幣一億五千一百萬元(二零零二:港幣一億一千二百萬元)。恒生銀行長俸計劃資產包括本行發行之存款證公平價值為港幣二百萬元(二零零二:無)。

The scheme assets of HSBDBS included ordinary shares issued by HSBC Holdings plc with a fair value of HK$151 million (2002: HK$112 million). The scheme assets of HSBPS included certificates of deposit issued by the Bank with fair value of HK$2 million (2002: Nil).

(二) 於資產負債表內確認之資產淨值變動如下:

(ii) Movements in the net assets recognised in the balance sheets are as follows:

二零零三年	2003	集團及銀行 Group and Bank 恒生銀行界定利益福利計劃 HSBDBS	恒生銀行長俸計劃 HSBPS	恒生銀行核准退休信託基金 HSBNTBS
一月一日結餘(於「保留溢利」內確認之前期資產)	At 1 January (transitional asset recognised in "Retained profits")	**(15)**	**(29)**	**(28)**
年內供款	Contributions paid	**(186)**	**(9)**	**–**
於損益結算表內確認之淨支出	Net expense recognised in the profit and loss account	**164**	**1**	**–**
於十二月三十一日之資產淨值	Net asset at 31 December	**(37)**	**(37)**	**(28)**
二零零二年	**2002**			
一月一日結餘(於「保留溢利」內確認之前期負債/(資產))	At 1 January (transitional liability/(asset) recognised in "Retained profits")	242	(27)	(26)
年內供款	Contributions paid	(435)	–	–
於損益結算表內確認之淨支出	Net expense recognised in the profit and loss account	178	(2)	(2)
於十二月三十一日之資產淨值	Net asset at 31 December	(15)	(29)	(28)

36. 僱員退休福利 *續*

36. Employee retirement benefits *continued*

(甲) 界定利益福利計劃 續

(a) Defined benefit schemes *continued*

(三) 於損益結算表內確認之淨支出如下：

(iii) Net expense recognised in the profit and loss account is as follows:

		集團 Group		
二零零三年	**2003**	恒生銀行界定利益福利計劃 HSBDBS	恒生銀行長俸計劃 HSBPS	恒生銀行核准退休信託基金 HSBNTBS
是期服務成本	Current service cost	**174**	**1**	**–**
利息成本	Interest cost	**162**	**9**	**–**
預期投資回報	Expected return on scheme assets	**(172)**	**(9)**	**–**
是年度淨支出*(附註5(丁))*	Net expense for the year *(note 5(d))*	**164**	**1**	**–**
實際投資回報	Actual return on scheme assets	**439**	**15**	**–**
二零零二年	2002			
是期服務成本	Current service cost	192	1	–
利息成本	Interest cost	199	12	–
預期投資回報	Expected return on scheme assets	(213)	(15)	(2)
是年度淨支出*(附註5(丁))*	Net expense for the year *(note 5(d))*	178	(2)	(2)
實際投資回報	Actual return on scheme assets	(231)	9	–

(四) 用於二零零三年之最主要精算假設(以加權平均數列示)如下：

(iv) The principal actuarial assumptions used as at 31 December 2003 (expressed as weighted averages) are as follows:

		集團及銀行 Group and Bank		
二零零三年	**2003**	恒生銀行界定利益福利計劃 HSBDBS	恒生銀行長俸計劃 HSBPS	恒生銀行核准退休信託基金 HSBNTBS
		%	%	%
貼現率	Discount rate	**5.5**	**5.5**	**5.5**
預期投資回報率	Expected rate of return on scheme assets	**6.0**	**4.5**	**2.0**
預期薪金遞增率	Expected rate of salary increases	**4.5**	**4.5**	**4.5**
預期長俸遞增率	Expected rate of pension increases	**–**	**3.0**	**–**

36. 僱員退休福利 續 / 36. Employee retirement benefits continued

(甲) 界定利益福利計劃 續 / (a) Defined benefit schemes continued

二零零二年 2002	集團及銀行 Group and Bank 恒生銀行界定利益福利計劃 HSBDBS	恒生銀行長俸計劃 HSBPS	恒生銀行核准退休信託基金 HSBNTBS
	%	%	%
貼現率 Discount rate	5.5	5.5	5.5
預期投資回報率 Expected rate of return on scheme assets	6.0	4.5	2.0
預期薪金遞增率 Expected rate of salary increases	4.5	4.5	4.5
預期長俸遞增率 Expected rate of pension increases	–	3.0	–

(乙) 公積金福利計劃

一九九九年四月一日或以後到職之僱員所參加之公積金福利計劃為滙豐集團香港本地僱員退休福利計劃。此外，集團亦設置三個其他公積金福利計劃，分別為恒生銀行儲金計劃（一九八六年十二月三十一日後不接受新成員）、恒生保險有限公司職員儲金計劃及恒生銀行（巴哈馬）有限公司公積金福利計劃。本行及本集團各公司亦按個別需要設有強制性公積金計劃（「強積金」），並已按香港強制性公積金條例辦妥登記，此類計劃亦屬公積金福利計劃性質。

按照公積金福利計劃（包括強積金計劃）條例之供款已於損益結算表支銷如下：

(b) Defined contribution schemes

The principal defined contribution scheme for Group employees joining on or after 1 April 1999 is the HSBC Group Hong Kong Local Staff Defined Contribution Scheme. The Group also operates three other defined contribution schemes, the Hang Seng Bank Provident Fund Scheme which was closed since 31 December 1986, the Hang Seng Insurance Company Limited Employees' Provident Fund and the Hang Seng Bank (Bahamas) Limited Defined Contribution Scheme for employees of the respective subsidiaries. The Bank and relevant Group entities also participated in mandatory provident fund schemes ("MPF schemes") registered under the Hong Kong Mandatory Provident Fund Ordinance, which are also defined contribution schemes.

Contributions made in accordance with the relevant scheme rules to these defined contribution schemes (including MPF schemes) are charged to the profit and loss account as below:

	2003	2002
年內支取 *(附註5(丁))* Charge for the year *(note 5(d))*	**18**	18

37. 證券形式之報酬

本集團參與三個由滙豐集團設置以認購滙豐控股有限公司股份之股份報酬計劃。分別為儲蓄優先認股權計劃，行政人員 / 集團優先認股權計劃及有限制股份計劃。此等計劃之認股權股數及其行使價變動分析列示如下。

37. Stock-based compensation

The Group participated in three share compensation plans operated by the HSBC Group for acquiring of HSBC Holdings plc shares. They are the Savings-Related Share Option Plan, Executive / Group Share Option Plan and Restricted Share Plan. Analysis of the movement in the number of share options and exercise price of these plans is set out below.

(甲) 儲蓄優先認股權計劃

以每月二百五十英鎊等值之港元儲蓄為上限，有權用作認購股份，按訂立儲蓄合約時規定在三年或五年後之六個月內行使認購權，認購價為授出股權時市價折讓百分之二十。該計劃授出之認股權並無確認成本。

(a) Savings-Related Share Option Plan

The Savings-Related Share Option Plan invite eligible employees to enter into savings contracts to save Hong Kong dollar equivalent of up to £250 per month, with the option to use the savings to acquire shares. The options are exercisable within six months following either the third or the fifth anniversary of the commencement of the savings contract depending on conditions set at grant. The exercise price is at a 20% discount to the market value at the date of grant. No compensation cost is recognised.

(一) 僱員持有的認股權股數之變動如下：

(i) Movements in the number of share options held by employees are as follows:

		2003 股數 Number	2002 股數 Number
		('000)	('000)
於一月一日	At 1 January	**7,854**	7,977
本年度授出	Granted in the year	**2,458**	519
本年度行使	Exercised in the year	**(23)**	(13)
減：本年度作廢	Less: Lapsed in the year	**(2,191)**	(629)
於十二月三十一日	At 31 December	**8,098**	7,854
於十二月三十一日符合行使條件之認股權	Options vested at 31 December	**–**	–

37. 證券形式之報酬 續 / 37. Stock-based compensation continued

(甲) 儲蓄優先認股權計劃 續 / (a) Savings-Related Share Option Plan continued

(二) 年內無償授出之認股權詳列如下：

(ii) Details of share options granted during the year, all of which were granted for nil consideration :

行使期間	Exercise period	行使價 Exercise price	2003 股數 Number	2002 股數 Number
		£	('000)	('000)
2003年8月1日至2004年1月31日	1 Aug 2003 to 31 Jan 2004	5.22	–	3
2004年8月1日至2005年1月31日	1 Aug 2004 to 31 Jan 2005	5.40	–	1
2004年8月1日至2005年1月31日	1 Aug 2004 to 31 Jan 2005	6.75	–	1
2005年8月1日至2006年1月31日	1 Aug 2005 to 31 Jan 2006	6.03	–	3
2005年8月1日至2006年1月31日	1 Aug 2005 to 31 Jan 2006	6.32	–	438
2006年8月1日至2007年1月31日	1 Aug 2006 to 31 Jan 2007	5.35	**2,093**	–
2007年8月1日至2008年1月31日	1 Aug 2007 to 31 Jan 2008	6.32	–	73
2008年8月1日至2009年1月31日	1 Aug 2008 to 31 Jan 2009	5.35	**365**	–
			2,458	519

(三) 於結算日之認股權

(iii) Terms of share options at balance sheet date

行使期間	Exercise period	行使價 Exercise price	2003 股數 Number	2002 股數 Number
		£	('000)	('000)
2003年8月1日至2004年1月31日	1 Aug 2003 to 31 Jan 2004	5.22	–	3
2004年8月1日至2005年1月31日	1 Aug 2004 to 31 Jan 2005	5.40	**3,354**	3,502
2004年8月1日至2005年1月31日	1 Aug 2004 to 31 Jan 2005	6.75	**841**	1,571
2005年8月1日至2006年1月31日	1 Aug 2005 to 31 Jan 2006	6.03	**1,179**	2,033
2005年8月1日至2006年1月31日	1 Aug 2005 to 31 Jan 2006	6.32	**200**	410
2006年8月1日至2007年1月31日	1 Aug 2006 to 31 Jan 2007	6.75	**102**	266
2006年8月1日至2007年1月31日	1 Aug 2006 to 31 Jan 2007	5.35	**2,032**	–
2007年8月1日至2008年1月31日	1 Aug 2007 to 31 Jan 2008	6.32	**32**	69
2008年8月1日至2009年1月31日	1 Aug 2008 to 31 Jan 2009	5.35	**358**	–
			8,098	7,854

37. 證券形式之報酬 *續*

(甲) 儲蓄優先認股權計劃 續

(四) 年內行使之認股權詳列如下:

37. Stock-based compensation *continued*

(a) Savings-Related Share Option Plan *continued*

(iv) Details of share options exercised during the year:

行使期間	Exercise period	行使價 Exercise price	認購金額 Proceeds received	**2003 股數 Number**	2002 股數 Number
		£	(£'000)	**('000)**	('000)
2002年1月1日至2002年12月31日	1 Jan 2002 to 31 Dec 2002	5.40	68	**–**	13
2003年1月1日至2003年12月31日	1 Jan 2003 to 31 Dec 2003	5.22	14	**3**	–
2003年1月1日至2003年12月31日	1 Jan 2003 to 31 Dec 2003	5.40	90	**16**	–
2003年1月1日至2003年12月31日	1 Jan 2003 to 31 Dec 2003	6.75	19	**2**	–
2003年1月1日至2003年12月31日	1 Jan 2003 to 31 Dec 2003	6.03	2	**1**	–
2003年1月1日至2003年12月31日	1 Jan 2003 to 31 Dec 2003	6.32	3	**1**	–
				23	13

(乙) 行政人員 / 集團優先認股權計劃

行政人員優先認股權計劃(認股權於一九九九年及二零零零年授出)及集團優先認股權計劃(認股權於二零零一年或以後授出),是獎勵表現良好之集團僱員。優先認股權之認購價為授出時之市價,按預定之符合行使條件一般可在授出後三至十年內行使,行使條件包括達到某項業績水平。

(b) Executive / Group Share Option Plan

Executive Share Option Plan (for options granted in 1999 and 2000) and Group Share Option Plan (for options granted in 2001 or after 2001) were issued by the HSBC Holdings plc and awarded to high performing employees of the Group on a discretionary basis. Options are granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions. Exercise of the options, is subject to the attainment of a corporate performance condition.

(一) 僱員持有的認股權股數之變動如下:

(i) Movements in the number of share options held by employees are as follows:

		2003 股數 Number	2002 股數 Number
		('000)	('000)
於一月一日	At 1 January	**5,019**	4,661
本年度授出	Granted in the year	**1,232**	1,100
本年度行使	Exercised in the year	**(936)**	(656)
減:本年度作廢	Less: Lapsed in the year	**(76)**	(86)
於十二月三十一日	At 31 December	**5,239**	5,019
於十二月三十一日符合行使條件之認股權	Options vested at 31 December	**1,825**	1,695

37. 證券形式之報酬 續 / 37. Stock-based compensation *continued*

(乙) 行政人員 / 集團優先認股權計劃 續 / *(b) Executive / Group Share Option Plan continued*

(二) 年內無償授出之認股權詳列如下：

(ii) Details of share options granted during the year, all of which were granted for nil consideration:

行使期間	Exercise period	行使價 Exercise price	**2003 股數 Number**	2002 股數 Number
		£	**('000)**	('000)
2005年5月7日至2012年5月6日	7 May 2005 to 6 May 2012	8.41	**–**	1,100
2006年5月2日至2013年5月1日	2 May 2006 to 1 May 2013	6.91	**1,232**	–
			1,232	1,100

(三) 於結算日之認股權

(iii) Terms of share options at balance sheet date

行使期間	Exercise period	行使價 Exercise price	**2003 股數 Number**	2002 股數 Number
		£	**('000)**	('000)
2002年3月29日至2009年3月28日	29 Mar 2002 to 28 Mar 2009	6.38	**1,012**	1,695
2003年4月3日至2010年4月2日	3 Apr 2003 to 2 Apr 2010	7.46	**813**	1,082
2004年4月23日至2011年4月22日	23 Apr 2004 to 22 Apr 2011	8.71	**1,137**	1,158
2004年8月30日至2011年8月29日	30 Aug 2004 to 29 Aug 2011	8.23	**4**	3
2005年5月7日至2012年5月6日	7 May 2005 to 6 May 2012	8.41	**1,058**	1,081
2006年5月2日至2013年5月1日	2 May 2006 to 1 May 2013	6.91	**1,215**	–
			5,239	5,019

(四) 年內行使之認股權詳列如下：

(iv) Details of share options exercised during the year:

行使期間	Exercise period	行使價 Exercise price	認購金額 Proceeds received	**2003 股數 Number**	2002 股數 Number
		£	(£'000)	**('000)**	('000)
2002年1月1日至2002年12月31日	1 Jan 2002 to 31 Dec 2002	6.38	4,182	**–**	656
2002年3月29日至2009年3月28日	29 Mar 2002 to 28 Mar 2009	6.38	4,332	**679**	–
2003年4月3日至2010年4月2日	3 Apr 2003 to 2 Apr 2010	7.46	1,919	**257**	–
				936	656

37. 證券形式之報酬 *續*

(丙) 有限制股份計劃

有限制股份計劃自一九九六年起實行有條件授出股份獎勵。行使條件包括達到滙豐集團之目標。本集團攤分購買有關股份以供授出股份獎勵之成本在損益賬內按授出條件之期間支銷。

37. Stock-based compensation *continued*

(c) Restricted Share Plan

Conditional awards under the Restricted Share Plan have been in operation since 1996. Vesting criteria is based on attaining the HSBC Group targets. The amount charged to profit and loss account represent the Group's share of cost for acquisition of shares for conditional awards under this scheme and is amortized over the period the performance condition applies.

		2003 股數 Number ('000)	2002 股數 Number ('000)
於一月一日	At 1 January	**276**	203
年內增加	Additions during the year	**128**	99
減: 本年度發出	Less: Released in the year	**(17)**	(26)
減: 本年度作廢	Less: Lapsed in the year	**(8)**	–
於十二月三十一日	At 31 December	**379**	276

		2003	2002
支取損益賬金額	Amounts charged to profit and loss account	**1**	4

有限制股份計劃下授出有條件股份獎勵而購入之股份之加權平均購入價為六點五一英鎊(二零零二年: 七點七四英鎊)。於二零零三年十二月三十一日滙豐控股有限公司股份之收市價為八點七八英鎊(二零零二年: 六點八七英鎊)。

The weighted average purchase price for shares purchased for conditional awards under the Restricted Share Plan is £6.51 (2002: £7.74). The closing price of the HSBC Holdings plc share at 31 December 2003 was £8.78 (2002: £6.87).

於二零零三年十二月三十一日授出股份獎勵之加權平均到達行使期間為二點四年(二零零二年: 二點六三年)。

The weighted average remaining vesting period as at 31 December 2003 was 2.40 years (2002: 2.63 years).

38. 跨國債權

跨國債權包括應收款項和貸款、銀行存放同業結餘及持有存款證、票據、本票、商業票據和其他可轉讓債務工具及包括上述資產之應計利息與過期未付利息。債權分類是依照交易對手所在之地區,經計及風險轉移因素後而劃定。若債權之擔保人所在地有異於交易對手所在之地區,則風險轉移至擔保人之所在地區。若屬銀行或金融機構分行之債權,其風險將會轉移至該銀行或金融機構之總行所在地區。個別國家或區域其經計及風險轉移後佔跨國債權總額百分之十或以上之債權總額詳列如下:

38. Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10% or more of the aggregate cross border claims are shown as follows:

二零零三年	2003	同業及其他金融機構 Banks & Other Financial Institutions	公營機構 Public Sector Entities	其他 Other	合計 Total
不包括香港在內的亞太區	Asia Pacific excluding Hong Kong				
• 澳洲	• Australia	**19,251**	**170**	**1,362**	**20,783**
• 其他	• Other	**23,543**	**1,377**	**3,749**	**28,669**
		42,794	**1,547**	**5,111**	**49,452**
美洲	The Americas				
• 加拿大	• Canada	**17,982**	**10,527**	**686**	**29,195**
• 其他	• Other	**8,051**	**7,215**	**9,441**	**24,707**
		26,033	**17,742**	**10,127**	**53,902**
西歐	Western Europe				
• 德國	• Germany	**20,417**	**863**	**371**	**21,651**
• 英國	• United Kingdom	**20,378**	**16**	**4,091**	**24,485**
• 其他	• Other	**54,061**	**1,601**	**4,144**	**59,806**
		94,856	**2,480**	**8,606**	**105,942**
二零零二年	2002				
不包括香港在內的亞太區	Asia Pacific excluding Hong Kong				
• 澳洲	• Australia	19,259	2,819	2,265	24,343
• 其他	• Other	24,228	841	3,175	28,244
		43,487	3,660	5,440	52,587
美洲	The Americas				
• 加拿大	• Canada	11,105	7,699	440	19,244
• 其他	• Other	6,136	4,557	7,199	17,892
		17,241	12,256	7,639	37,136
西歐	Western Europe				
• 德國	• Germany	21,349	1,312	548	23,209
• 英國	• United Kingdom	22,623	–	4,051	26,674
• 其他	• Other	47,654	2,557	2,810	53,021
		91,626	3,869	7,409	102,904

39. 行政人員貸款

39. Loans to officers

根據香港公司條例第161B節規定，本行行政人員貸款摘要公佈如下：

Particulars of loans to officers of the Bank disclosed pursuant to section 161B of the Hong Kong Companies Ordinance:

		於十二月三十一日有關貸款之總結欠 Aggregate amount of relevant loans outstanding at 31 December		年中有關貸款之最高總結欠 Maximum aggregate amount of relevant loans outstanding during the year	
		2003	2002	**2003**	2002
由銀行借出	By the Bank	**29**	47	**68**	88

40. 資本充足比率

40. Capital adequacy ratios

根據香港金融管理局發出之「就市場風險維持充足資本」指引之規定，本集團於十二月三十一日之經調整市場風險資本充足比率如下：

The Group's capital adequacy ratios adjusted for market risk at 31 December, calculated in accordance with the guideline "Maintenance of Adequate Capital Against Market Risk" issued by the Hong Kong Monetary Authority, are as follows:

		2003	2002
經調整總資本比率	Adjusted total capital ratio	**13.2%**	14.2%
經調整第一級資本比率	Adjusted tier 1 capital ratio	**11.3%**	11.9%

根據香港銀行業條例附表三之準則計算，本集團於十二月三十一日之資本充足比率為：

The Group's capital adequacy ratios at 31 December, calculated in accordance with the Third Schedule of the Hong Kong Banking Ordinance, are as follows:

		2003	2002
總資本比率	Total capital ratio	**13.4%**	14.2%
第一級資本比率	Tier 1 capital ratio	**11.5%**	11.9%

41. 流動資金比率

41. Liquidity ratio

根據香港銀行業條例附表四之準則計算，本集團之全年平均流動資金比率為：

The Group's average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

		2003	2002
本行及其經營銀行業務之主要附屬公司	The Bank and its major banking subsidiaries	**46.2%**	44.4%

42. 有關連人士之重大交易

(甲) 直屬控股公司及同母系附屬公司

於二零零三年，本集團按正常之銀行業務經營範圍與直屬控股公司及同母系附屬公司進行業務交易，其中包括同業存款、同業放款及資產負債表以外之交易。此等活動均按當時之市場價格進行。此外，集團亦按其正常業務經營範圍參與經由直屬控股公司安排下之若干結構融資交易。

本集團使用直屬控股公司之電子資料處理服務並與其共用自動櫃員機網絡，及使用一同母系附屬公司提供之若干資料處理服務，均按成本收回基礎計算費用。此外，恒生亦將其中一項職員退休福利計劃交由同母系附屬公司擔任承保人及管理人，本行亦為兩間同母系附屬公司代理銷售強制性公積金及零售投資基金產品。該等交易之保費、佣金及其他收費均以正常公平交易為準則。

本年度內由此等交易所產生之總收支及與有關機構之存欠結餘及資產負債表以外之總合約金額如下：

42. Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies

In 2003, the Group entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. The Group participated, in its ordinary course of business, in certain structured finance deals arranged by its immediate holding company.

The Group used the IT and shared an automated teller machine network with its immediate holding company and used certain processing services of a fellow subsidiary on a cost recovery basis. The Group also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator, and the Bank acted as agent for the marketing of Mandatory Provident Fund products and distribution of retail investment funds for two fellow subsidiary companies. The premiums, commissions and other fees on these transactions are determined on an arm's length basis.

The aggregate amount of income and expenses arising from these transactions during the year, the balances of amounts due to and from relevant related parties, and the total contract sum of off-balance sheet transactions at the end of the year are as follows:

全年收支結算

Income and expenses for the year

		集團 Group	
		2003	2002
利息收入	Interest income	**195**	263
利息支出	Interest expense	**17**	15
其他營業收入	Other operating income	**244**	135
營業支出	Operating expenses	**618**	570

於十二月三十一日結餘

Balances at 31 December

與直屬控股公司及同母系附屬公司有關資產負債表項目之資料列於附註18「存／欠直屬控股公司及同母系附屬公司」。而有關資產負債表以外項目之合約金額、信貸之相等金額及風險加權金額之資料詳列如下：

Details of balances due from and due to the immediate holding company and fellow subsidiary companies are set out in note 18 "Amounts due from/to immediate holding company and fellow subsidiary companies". Details of contract amount, credit equivalent amount and risk-weighted amount of off-balance sheet transactions with immediate holding company and fellow subsidiary companies are set out below:

		集團 Group		
		合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
利率及滙率合約：	Interest rate and exchange rate contracts:			
二零零三年	**2003**	**35,121**	**484**	**97**
二零零二年	2002	25,558	443	89

42. 有關連人士之重大交易 *續*

(乙) 聯營公司

本集團給予一聯營公司一項免息股東貸款，於二零零三年十二月三十一日之結餘為港幣二億二千九百萬元（二零零二年：港幣二億零八百萬元）。於恒生人壽保險有限公司（恒生人壽）在二零零二年十一月成為本行之附屬公司前（當時為聯營公司），於二零零二年付予本行之人壽保險銷售代理佣金為港幣二億五千五百萬元。

(丙) 最終控股公司

於二零零三年，與本集團最終控股公司並無進行任何交易（與二零零二年相同）。

(丁) 主要行政人員

於二零零三年，本行及其控股公司之主要行政人員及其有關連人士並無重大交易（與二零零二年相同）。

42. Material related-party transactions *continued*

(b) Associated companies

The Group maintains an interest-free shareholders' loan to an associated company. The balance at 31 December 2003 was HK$229 million (2002: HK$208 million). Prior to Hang Seng Life Limited (HSLL) becoming a subsidiary (formerly an associated company) of the Bank in November 2002, the agency commission for the marketing of life insurance products paid by HSLL to the Bank amounted to HK$255 million for 2002.

(c) Ultimate holding company

In 2003, no transaction was conducted with the Bank's ultimate holding company (same as 2002).

(d) Key management personnel

In 2003, no material transaction was conducted with key management personnel of the Bank and its holding companies and parties related to them (same as 2002).

43. 比較數字

比較數字已重新分類，以符合是年度之賬項安排。

43. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

44. 最終控股公司

恒生銀行之最終控股公司為於英國註冊之滙豐控股有限公司。

44. Ultimate holding company

The ultimate holding company of the Bank is HSBC Holdings plc, which is incorporated in England.

45. 賬項通過

本賬項已於二零零四年三月一日經董事會通過及核准發佈。

45. Approval of accounts

The accounts were approved and authorised for issue by the Board of Directors on 1 March 2004.

核數師報告書

致恒生銀行有限公司(於香港註冊成立之有限公司)各股東:

本核數師已審核刊於第一百零三頁至第一百八十三頁根據香港公認會計原則而編製之財務報告。

董事及核數師之責任

香港公司條例規定董事須編製財務報告以顯示真實公平之財務狀況。在編製該等財務報告時,董事必須貫徹採用適當之會計政策,作出審慎而合理之判斷及估計,並説明任何未有遵守現行會計準則之原因。

本核數師之責任乃根據我們審核工作的結果,對這些財務報告提出獨立意見,並按照香港「公司條例」第141節規定,只向作為法人團體的股東報告。除此以外,本核數師之報告書不可作其他用途。本核數師概不就報告書的內容,對任何其他人士負責或承擔法律責任。

意見之基礎

本核數師乃按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關之憑證,亦包括評估董事於編製該等財務報告時所作之重要估計及判斷、所釐定之會計政策是否適合恒生銀行及其集團之具體情況及有否貫徹運用並作出足夠的披露。

本核數師於策劃及進行審核工作時,已力求取得一切認為必需之資料及解釋,使能獲得充份之憑證,從而就該等財務報告是否免除重大之錯誤陳述作合理之確定。在作出意見時,本核數師亦已衡量該等財務報告所載資料在整體上是否足夠。本核數師相信審核工作已為下列意見建立合理之基礎。

意見

依照本核數師之意見,該財務報告足以顯示恒生銀行及其集團在二零零三年十二月三十一日真實公平之財務狀況,及結至該日止之集團全年溢利及現金流量,並已按照香港公司條例適當編製。

畢馬威會計師事務所

香港執業會計師

香港 二零零四年三月一日

Auditors' Report to the Shareholders of Hang Seng Bank Limited

(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 103 to 183 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Bank and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, 1 March 2004

股東資料分析

Analysis of Shareholders

二零零三年十二月三十一日	At 31 December 2003	股東 Shareholders 數目 Number	股東 Shareholders 佔總數百分比 Percentage of total	每股面值港幣五元正之股份 Shares of HK$5 each 股數(百萬) Number in millions	每股面值港幣五元正之股份 Shares of HK$5 each 佔總數百分比 Percentage of total
持有股數	**Number of Shares Held**				
1 - 500	1 - 500	5,712	30.70	1.3	0.07
501 - 2,000	501 - 2,000	6,061	32.58	7.4	0.39
2,001 - 5,000	2,001 - 5,000	3,262	17.53	11.0	0.58
5,001 - 20,000	5,001 - 20,000	2,663	14.31	27.3	1.43
20,001 - 50,000	20,001 - 50,000	581	3.12	18.0	0.94
50,001 - 100,000	50,001 - 100,000	166	0.89	12.1	0.63
100,001 - 200,000	100,001 - 200,000	83	0.45	11.8	0.61
超過 200,000	Over 200,000	78	0.42	1,822.9	95.35
		18,606	100.00	1,911.8	100.00

二零零三年十二月三十一日	At 31 December 2003	股東 Shareholders 數目 Number	股東 Shareholders 佔總數百分比 Percentage of total	每股面值港幣五元正之股份 Shares of HK$5 each 股數(百萬) Number in millions	每股面值港幣五元正之股份 Shares of HK$5 each 佔總數百分比 Percentage of total
地區分佈	**Geographical Distribution**				
香港	Hong Kong	18,197	97.80	1,908.8	99.84
馬來西亞	Malaysia	91	0.49	0.7	0.03
新加坡	Singapore	53	0.28	0.9	0.04
澳門	Macau	42	0.23	0.2	0.01
加拿大	Canada	61	0.33	0.3	0.02
英國	United Kingdom	48	0.26	0.1	0.01
美國	United States of America	47	0.25	0.3	0.02
澳洲	Australia	42	0.23	0.3	0.02
其他地區	Others	25	0.13	0.2	0.01
		18,606	100.00	1,911.8	100.00

附屬公司	Subsidiaries
銀業聯合保險有限公司	Bankers Alliance Insurance Company Limited
Beautiful Fountain Investment Company Limited	Beautiful Fountain Investment Company Limited
志輝投資有限公司	Cheer Free Investments Limited
輝昌企業有限公司	Fulcher Enterprises Company Limited
正鋒投資有限公司	Full Wealth Investment Limited
恒致利有限公司	Hang Che Lee Company, Limited
恒生資產管理（私人）有限公司	Hang Seng Asset Management Pte Ltd
恒生銀行（巴哈馬）有限公司	Hang Seng Bank (Bahamas) Limited
恒生銀行信託有限公司	Hang Seng Bank (Trustee) Limited
恒生銀行信託（巴哈馬）有限公司	Hang Seng Bank Trustee (Bahamas) Limited
恒生金業有限公司	Hang Seng Bullion Company Limited
恒生存款有限公司	Hang Seng Credit Limited
恒生存款（巴哈馬）有限公司	Hang Seng Credit (Bahamas) Limited
恒生信用咭有限公司	Hang Seng Credit Card Limited
恒生資訊服務有限公司	Hang Seng Data Services Limited
恒生財務有限公司	Hang Seng Finance Limited
恒生財務（巴哈馬）有限公司	Hang Seng Finance (Bahamas) Limited
恒生財經資訊有限公司	Hang Seng Financial Information Limited
恒生期貨有限公司	Hang Seng Futures Limited
恒生保險有限公司	Hang Seng Insurance Company Limited
恒生保險（巴哈馬）有限公司	Hang Seng Insurance (Bahamas) Limited
恒生投資管理有限公司	Hang Seng Investment Management Limited
恒生投資服務有限公司	Hang Seng Investment Services Limited
恒生人壽保險有限公司	Hang Seng Life Limited
恒生（代理人）有限公司	Hang Seng (Nominee) Limited
恒生物業管理有限公司	Hang Seng Real Estate Management Limited
恒生保安管理有限公司	Hang Seng Security Management Limited
恒生證券有限公司	Hang Seng Securities Limited
恒順利有限公司	Hang Shun Lee Company, Limited
恒生國際管理有限公司	Haseba International Management Limited
恒生投資有限公司	Haseba Investment Company Limited
Hayden Lake Limited	Hayden Lake Limited
高泰投資有限公司	High Time Investments Limited
恒指國際有限公司	HSI International Limited
恒指服務有限公司	HSI Services Limited
Imenson Limited	Imenson Limited
宏略投資有限公司	Mightyway Investments Limited
永年廣告有限公司	Perpetual Publicity Limited
Silver Jubilee Limited	Silver Jubilee Limited
巧玉投資有限公司	Wide Cheer Investment Limited
恩年發展有限公司	Yan Nin Development Company Limited

組織摘要 CORPORATE INFORMATION

董事會	**Board of Directors**
名譽董事長	*Honorary Chairman*
利國偉	The Honourable Lee Quo-Wei GBM, JP
董事長	*Chairman*
艾爾敦	D G Eldon JP
副董事長	*Vice-Chairman*
鄭海泉	Vincent H C Cheng OBE, JP
董事	*Directors*
陳祖澤	John C C Chan GBS, JP
鄭裕彤	Y T Cheng DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)
簡善恒	S J Glass
何 添	Ho Tim Chev Leg d'Hon, JP, DSSc(Hon), DBA(Hon), LLD(Hon)
許晉乾	Jenkin Hui
利定昌	Peter T C Lee JP
李家祥議員	The Hon Eric K C Li FHKSA, GBS, OBE, JP
羅康瑞	Vincent H S Lo GBS, JP
陸觀豪	Roger K H Luk JP
莫偉健	W K Mok FCCA, AHKSA, ACIS, ACIB
柯清輝	Raymond C F Or
冼為堅	David W K Sin DSSc(Hon)
鄧日燊	Richard Y S Tang MBA, BBS, JP
秘書	*Secretary*
馬廣榮	K W Ma FCCA, FCIS, AHKSA, ACIB, MHKSI

註冊辦事處

香港德輔道中八十三號
電話:(852) 2198 1111
圖文傳真:(852) 2868 4047
直線電報:73311 73323
環球財務電訊:HASE HK HH
網址:http://www.hangseng.com

股份登記處

香港中央證券登記有限公司
香港灣仔皇后大道東一八三號
合和中心十九樓一九零一至五室

美國預託證券託管處

The Bank of New York(紐約銀行)
American Depositary Receipts
101 Barclay Street, 22W
New York NY 10286, USA
網址:http://www.adrbny.com
電郵:shareowners@bankofny.com
(美國境內免費電話): 1-888-269-2377

Registered Office

83 Des Voeux Road Central, Hong Kong
Telephone: (852) 2198 1111
Facsimile: (852) 2868 4047
Telex: 73311 73323
SWIFT: HASE HK HH
Website: http://www.hangseng.com

Registrars

Computershare Hong Kong Investor Services Limited
Rooms 1901-5, Hopewell Centre, 19th Floor
183 Queen's Road East, Wanchai, Hong Kong

Depositary

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22W
New York NY 10286, USA
Website: http://www.adrbny.com
Email: shareowners@bankofny.com
(Toll free): 1-888-269-2377

日程表

二零零三年全年業績
公佈日期　二零零四年三月一日

二零零三年年報
於二零零四年三月下旬郵寄送交股東

股東週年常會
將於二零零四年四月二十二日召開

二零零三年第三次中期股息*
公佈日期　二零零四年三月一日
派發日期　二零零四年三月二十五日

二零零四年中期業績
公佈日期　二零零四年八月二日

二零零四年中期報告
於二零零四年八月下旬郵寄送交股東

二零零四年之建議日期:

二零零四年第一次中期股息
公佈日期　二零零四年五月四日
派發日期　二零零四年六月八日

二零零四年第二次中期股息
公佈日期　二零零四年八月二日
派發日期　二零零四年九月二日

二零零四年第三次中期股息
公佈日期　二零零四年十一月八日
派發日期　二零零五年一月五日

二零零四年全年業績
公佈日期　二零零五年二月二十八日

二零零四年第四次中期股息
公佈日期　二零零五年二月二十八日
派發日期　二零零五年三月二十四日

** 本行將於二零零四年三月十七日（星期三），暫停辦理股份過戶登記手續。為確保享有第三次中期股息，股份過戶文件連同有關股票，必須於二零零四年三月十六日（星期二）下午四時或以前，送達香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室本行股份登記處，香港中央證券登記有限公司，辦理過戶手續。第三次中期股息將於二零零四年三月二十五日（星期四）派發予二零零四年三月十七日（星期三）已在股東名冊內登記之股東。*

CALENDAR

2003 Full Year Results
Announcement date 1 March 2004

2003 Annual Report
posted to shareholders in late March 2004

Annual General Meeting
to be held on 22 April 2004

2003 Third Interim Dividend*
Announcement date 1 March 2004
Payment date 25 March 2004

2004 Half Year Results
Announcement date 2 August 2004

2004 Interim Report
to be posted to shareholders in late August 2004

Proposed dates for 2004:

2004 First Interim Dividend
Announcement date 4 May 2004
Payment date 8 June 2004

2004 Second Interim Dividend
Announcement date 2 August 2004
Payment date 2 September 2004

2004 Third Interim Dividend
Announcement date 8 November 2004
Payment date 5 January 2005

2004 Full Year Results
Announcement date 28 February 2005

2004 Fourth Interim Dividend
Announcement date 28 February 2005
Payment date 24 March 2005

** The Register of Shareholders of the Bank will be closed on Wednesday, 17 March 2004, during which no transfer of shares can be registered. To qualify for the third interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 16 March 2004. The third interim dividend will be payable on Thursday, 25 March 2004 to shareholders on the Register of Shareholders of the Bank on Wednesday, 17 March 2004.*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Hang Seng Bank Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


HANG SENG BANK

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES AND NOTICE OF ANNUAL GENERAL MEETING

Hang Seng Bank Limited

(Incorporated in Hong Kong with limited liability)

The notice convening an Annual General Meeting of Hang Seng Bank Limited (the "Bank") to be held on Thursday, 22 April 2004 at 3:30 pm, at which, among others, the proposals relating to general mandates to issue shares and repurchase shares of the Bank will be considered, is set out on pages 6 to 8 of this circular.

The action to be taken by shareholders is set out on page 2 of this circular. Whether or not you propose to attend the Annual General Meeting you are requested to complete and return the form of proxy as instructed as soon as possible and in any event not less than 48 hours before the time appointed for holding the Annual General Meeting.

18 March 2004

Member HSBC *Group*

HANG SENG BANK LIMITED

(Incorporated in Hong Kong with limited liability)

Directors:
The Honourable Lee Quo-Wei GBM, JP,
Honorary Chairman
Mr D G Eldon JP, *Chairman*
Mr Vincent H C Cheng OBE, JP, *Vice-Chairman*
Mr John C C Chan GBS, JP*
Dr Y T Cheng DPMS, DBA(Hon), LLD(Hon), DSSc(Hon)*
Mr S J Glass
Dr Ho Tim Chev Leg d'Hon, JP, DSSc(Hon), DBA(Hon), LLD(Hon)
Mr Jenkin Hui*
Mr Peter T C Lee JP*
Dr the Hon Eric K C Li FHKSA, GBS, OBE, JP*
Dr Vincent H S Lo GBS, JP
Mr Roger K H Luk JP
Mr W K Mok FCCA, AHKSA, ACIS, ACIB
Mr Raymond C F Or
Dr David W K Sin DSSc(Hon)*
Mr Richard Y S Tang MBA, BBS, JP*

* *Independent non-executive Directors*

Registered Office:
83 Des Voeux Road Central
Hong Kong

18 March 2004

To the Shareholders

Dear Sir or Madam

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to seek your approval of proposals to grant general mandates to issue shares and to repurchase shares and to provide you with information in connection with such proposals. Your approval will be sought at the Annual General Meeting of the Bank to be held on 22 April 2004.

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

At the Annual General Meeting of the Bank held on 22 April 2003, ordinary resolutions were passed giving general mandates to the Directors (i) to repurchase shares of the Bank on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of up to 10 per cent of the aggregate nominal amount of the issued share capital of the Bank as at 22 April 2003; and (ii) to allot, issue and otherwise deal with additional shares up to a limit equal to (a) 10 per cent of the aggregate nominal amount of the shares of the Bank in issue as at 22 April 2003, plus (b) (authorised by a separate ordinary resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) the nominal amount of any shares repurchased by the Bank pursuant to the mandate referred to in (i) above. No shares have been repurchased and no shares have been allotted, issued or otherwise dealt with pursuant to these mandates.

Under the terms of the Companies Ordinance (Cap 32) (the "Companies Ordinance") and the Listing Rules, these general mandates will lapse upon the conclusion of the forthcoming Annual General Meeting of the Bank to be held on 22 April 2004, unless renewed at that meeting.

In line with HSBC Group practice, resolutions will be proposed at the Annual General Meeting of the Bank for 2004 to give general mandates to the Directors (i) to repurchase shares of the Bank on the Stock Exchange of up to 10 per cent of the aggregate nominal amount of the issued share capital of the Bank; and (ii) to allot, issue and otherwise deal with additional shares up to a limit equal to 20 per cent (or 5 per cent for shares to be allotted wholly for cash) of the aggregate nominal amount of the issued share capital of the Bank. An explanatory statement giving certain information regarding the repurchase resolution as required under the Listing Rules is set out in the appendix to this circular.

ACTION TO BE TAKEN

A notice of the Annual General Meeting of the Bank for 2004 is set out on pages 6 to 8 of this circular. At the Annual General Meeting, ordinary resolutions, among others, will be proposed to:

(a) grant the Directors a general mandate to allot, issue and deal with additional shares up to an aggregate nominal amount not exceeding 20 per cent of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution provided that the additional shares to be allotted by the Directors pursuant to this mandate wholly for cash shall not in aggregate exceed 5 per cent of the issued share capital; and

(b) grant the Directors a general mandate to repurchase on the Stock Exchange shares representing up to 10 per cent of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution (the "Repurchase Mandate").

Enclosed with the Annual Report and Accounts for the year ended 31 December 2003 is a form of proxy for use at the Annual General Meeting. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the form of proxy and return it to the Company Secretary Department, Hang Seng Bank Limited, at 83 Des Voeux Road Central, Hong Kong so as to be received not less than 48 hours before the time appointed for holding of the Annual General Meeting. The return of a form of proxy will not preclude a shareholder from attending and voting in person.

RECOMMENDATION

The Directors believe that the proposed general mandate to issue shares of the Bank and the Repurchase Mandate are in the best interests of the Bank as well as its shareholders. Accordingly, the Directors recommend that all shareholders vote in favour of the resolutions to be proposed at the Annual General Meeting.

Yours faithfully

David Eldon
Chairman

The Appendix serves as an explanatory statement, as required by the Listing Rules, and also a memorandum of the terms of a proposed purchase, as required by section 49BA(3)(b) of the Companies Ordinance, to provide information to you with regard to the Repurchase Mandate.

1. SHARE CAPITAL

As at 16 March 2004 (the latest practicable date prior to the printing of this circular), the issued share capital of the Bank comprised 1,911,842,736 shares of HK$5 each (the "Shares"). Subject to the passing of the necessary ordinary resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, exercise in full of the Repurchase Mandate could accordingly result in up to 191,184,273 Shares being repurchased by the Bank during the course of the period prior to the next annual general meeting to be held in 2005.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Bank and its shareholders to have a general authority from shareholders to enable the Directors to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Bank and/or net assets per Share and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Bank and its shareholders.

3. FUNDING OF REPURCHASES

Repurchases of Shares will be funded entirely from the Bank's available cash flow or working capital facilities, and will, in any event, be made out of funds legally available for the purchase in accordance with the Memorandum and Articles of Association of the Bank and the applicable laws of Hong Kong.

The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank. However, there might be a material adverse effect on the working capital requirements or gearing levels of the Bank (as compared with the position disclosed in the audited accounts contained in the Annual Report for the year ended 31 December 2003) in the event that the Repurchase Mandate is exercised in full at any time.

4. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their associates, have any present intention to sell any Shares to the Bank if the Repurchase Mandate is approved by shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

The Directors are not aware of any consequences which could arise under the Hong Kong Code on Takeovers and Mergers (the "Takeover Code") as a consequence of any repurchases pursuant to the Repurchase Mandate. As at 16 March 2004 (the latest practicable date prior to the printing of this circular), The Hongkong and Shanghai Banking Corporation Limited beneficially owned Shares representing 62.14 per cent of the issued share capital of the Bank. If the Directors were to exercise the Repurchase Mandate in full, such Shares would represent approximately 69.05 per cent of the issued share capital of the Bank. Such an increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeover Code.

No purchase has been made by the Bank of its Shares in the six months prior to the date of this circular (whether on the Stock Exchange or otherwise).

The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank, has undertaken not to sell any Shares to the Bank under the Repurchase Mandate if the Repurchase Mandate is approved by shareholders and exercised by the Directors. Save as aforesaid, no connected person (as defined in the Listing Rules) has notified the Bank that he or she has a present intention to sell Shares to the Bank, or has undertaken not to sell any Shares to the Bank, if the Repurchase Mandate is approved by shareholders.

5. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
March 2003	86.00	79.25
April 2003	80.75	75.00
May 2003	83.50	77.25
June 2003	85.50	82.25
July 2003	84.75	82.00
August 2003	88.75	83.50
September 2003	97.00	86.50
October 2003	100.50	94.50
November 2003	100.00	96.25
December 2003	104.00	98.00
January 2004	108.00	101.50
February 2004	111.50	102.00

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Shareholders of the Bank will be held at the Penthouse of Hang Seng Bank Headquarters, 83 Des Voeux Road Central, Level 24, Hong Kong on Thursday, 22 April 2004 at 3:30 pm to transact the following ordinary business:

(1) to receive and consider the Statement of Accounts and the Reports of the Directors and of the Auditors for the year ended 31 December 2003;

(2) to elect Directors;

(3) to reappoint the Auditors and to authorise the Directors to fix their remuneration;

and, by way of special business, to consider and, if thought fit, pass the following Resolutions:

AS ORDINARY RESOLUTIONS

(4) THAT Mr Simon Jeremy GLASS be and is hereby appointed a Managing Director of the Company;

(5) THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

(6) THAT

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed, where the shares are to be allotted wholly for cash, 5 per cent and in any event 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the

Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

By Order of the Board

K W Ma
Secretary

Hong Kong, 1 March 2004

Notes:

1. *A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and (on a poll) vote instead of the shareholder; a proxy need not also be a shareholder of the Bank.*

2. *The Directors of the Company have declared a third interim dividend of HK$1.80 per share. The Register of Shareholders of the Bank will be closed on Wednesday, 17 March 2004, during which no transfer of shares can be registered. To qualify for the third interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 16 March 2004. The third interim dividend will be payable on Thursday, 25 March 2004 to shareholders on the Register of Shareholders of the Bank on Wednesday, 17 March 2004.*

3. *The proposed appointment of Mr Simon Jeremy Glass as a Managing Director of the Company is to fill the vacancy occasioned by the resignation of Mr Simon Christopher Penney as a Managing Director with effect from 23 April 2003 consequent upon his appointment as Senior Executive Vice President and Chief Financial Officer of HSBC North America.*

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下恒生銀行有限公司股份**全部售出**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。



恒生銀行

有關發行股份及
購回股份之一般性授權之建議
及
股東週年常會通告

恒生銀行有限公司

(於香港註冊成立之有限公司)

恒生銀行有限公司(「本行」)定於二零零四年四月二十二日(星期四)下午三時三十分舉行股東週年常會，在該常會上，除其他事項外，將會考慮有關本行發行股份及購回股份之一般性授權之建議，該常會通告載於本通函第6頁至第8頁。

股東應採取之行動載於本通函第2頁。無論　閣下能否出席該股東週年常會，均請按照投票委託書上印列之指示將委託書填妥，並盡快(惟無論如何須於該常會指定舉行時間四十八小時前)交回。

二零零四年三月十八日

滙豐集團成員

(本文乃中文譯本，文義如與英文本有歧異，以英文本為準。)

恒生銀行有限公司

(於香港註冊成立之有限公司)

董事：
利國偉 大紫荊勳賢 *(名譽董事長)*
艾爾敦先生 *(董事長)*
鄭海泉先生 *(副董事長)*
陳祖澤先生*
鄭裕彤博士*
簡善恒先生
何 添博士
許晉乾先生*
利定昌先生*
李家祥議員*
羅康瑞博士
陸觀豪先生
莫偉健先生
柯清輝先生
冼為堅博士*
鄧日燊先生*

* *獨立非執行董事*

註冊辦事處：
香港德輔道中八十三號

敬啟者：

有關發行股份及
購回股份之一般性授權之建議
及
股東週年常會通告

緒言

本通函旨在徵求 閣下批准授予發行股份及購回股份之一般權力之建議，以及向 閣下提供有關該等建議之資料。本行將於二零零四年四月二十二日召開之股東週年常會上提請批准該等建議。

發行股份及購回股份之一般性授權

在本行於二零零三年四月二十二日召開之股東週年常會上，通過普通議決案授予董事會一般權力以(i)在香港聯合交易所有限公司(「聯交所」)購回不超逾本行於二零零三年四月二十二日之已發行股本總面值百分之十之股份；及(ii)配發、發行及以其他方式處理不超逾相當於：(a)本行在二零零三年四月二十二日之已發行股本總面值百

分之十之股份及(b)(根據另一項按照聯交所之證券上市規則(「上市規則」)之要求而獲通過之普通議決案授權)依照上文(i)分節所述之授權而購回本行股份之面值總和。本行並無根據此等授權購回股份及配發、發行或以其他方式處理股份。

根據公司條例(第三十二章)(「公司條例」)及上市規則，除非在二零零四年四月二十二日舉行之本行股東週年常會上獲重新授權，否則此等一般性授權將在該常會結束時失效。

為與滙豐集團之做法看齊，本行將於二零零四年股東週年常會上提呈議決案授予董事會一般權力，以(i)在聯交所購回不超逾本行已發行股本總面值百分之十之股份；及(ii)配發、發行及以其他方式處理新增股份，上限為本行已發行股本總面值百分之二十(倘配發之新增股份乃全數收取現金者，則上限為本行已發行股本總面值百分之五)，而按上市規則規定所須提供若干有關購回股份議決案之資料之説明函件，已載於本通函之附錄內。

應採取之行動

本行二零零四年股東週年常會通告載於本通函第6頁至第8頁。於該常會上，有關下列建議之普通議決案將與其他議決案一併提呈，以：

(a) 授予董事會一般權力，以配發、發行及處理不超逾在本議決案獲通過之日本行已發行股本總面值百分之二十之新增股份，但如董事會根據此項授權配發之新增股份乃全數收取現金者，則不可超逾本行已發行股本總面值百分之五；及

(b) 授予董事會一般權力，以在聯交所購回不超逾在本議決案獲通過之日本行已發行股本總面值百分之十之股份(「購回授權」)。

適用於股東週年常會之投票委託書已隨附於本行截至二零零三年十二月三十一日止年度之年報及賬項內。無論　閣下是否擬出席股東週年常會，務請填妥該投票委託書，並須於該常會指定舉行時間四十八小時前，送達香港德輔道中八十三號恒生銀行有限公司秘書部。股東交回投票委託書後，仍可親自出席該常會及於會上投票。

推薦意見

董事會認為建議授予董事會以發行本行股份之一般性授權及購回授權，均符合本行及其股東之最佳利益。因此，董事會推薦本行全體股東投票贊成將於股東週年常會上提呈之各項有關議決案。

此致

列位股東

董事長 **艾爾敦** 謹啟

二零零四年三月十八日

本附錄乃作為上市規則規定之説明函件及根據公司條例第49BA條第(3)(b)節規定而發出有關建議購買股份條款之備忘錄，向　閣下提供有關購回授權之資料。

1. 股本

本行於二零零四年三月十六日(本通函付印前之最後實際可行日期)之已發行股本為1,911,842,736股每股面值港幣五元之股份(「股份」)。待所需之普通議決案獲得通過後及在股東週年常會舉行前不再發行或購回股份之情況下，全面行使購回授權可使本行在直至下屆於二零零五年舉行之股東週年常會之期間內最多購回191,184,273股股份。

2. 購回股份之理由

董事會相信股東賦予董事會於市場購回股份之一般權力，乃符合本行及其股東之最佳利益。該等購回行動將視乎當時之市場情況及資金安排，可提高本行之資產淨值及/或每股淨資產及/或每股盈利，而且董事會只會在彼等相信對本行及其股東有利之情況下才行使購回股份之權力。

3. 購回股份之資金

購回股份所需資金將全數由本行之流動資金或營運資金(即在任何情況下，按照本行之組織大綱及註冊章程及適用之香港法例可合法作購回用途之資金)支付。

若行使購回授權至某一程度會對本行之營運資金或董事會不時認為適合本行之資本負債比率構成重大之不良影響時，則董事會不會建議行使至該程度之購回授權。然而，在任何時候全面行使購回授權，可能對本行之營運資金或資本負債比率(與截至二零零三年十二月三十一日止年度年報內之經審核賬目所披露之狀況比較)構成重大不良影響。

4. 一般事項

如購回授權獲股東批准，各董事或其聯繫人士(據董事在作出所有合理查詢後所知)現時概無意向本行出售任何股份。

董事會已向聯交所作出承諾，彼等只會(在適用之情況下)根據上市規則及適用之香港法例，行使購回授權。

董事會並未知悉，於香港公司收購及合併守則(「收購守則」)之規定下，因行使購回授權而購回股份可能引致之任何後果。於二零零四年三月十六日(本通函付印前之最後實際可行日期)，香港上海滙豐銀行有限公司實益持有佔本行已發行股本百分之六十二點一四之股份。如董事會全面行使購回授權，該等股份將約佔本行已發行股本百分之六十九點零五。該項增加將不會產生須按照收購守則第26條之規定而提出強制性收購建議之責任。

本行並無於本通函刊發日期前六個月內(於聯交所或其他證券交易所)購回任何股份。

本行之直接控股公司，香港上海滙豐銀行有限公司，已承諾倘購回授權獲股東批准，而董事會予以行使，將不會按照購回授權向本行出售股份。除以上所述外，並無關連人士(定義見上市規則)知會本行，倘購回授權獲股東批准，其現時有意向本行出售股份或承諾不向本行出售任何股份。

5. 股份價格

本行股份於過去十二個月內每月在聯交所錄得之最高及最低成交價如下：

		最高 *港元*	最低 *港元*
二零零三年：	三月	86.00	79.25
	四月	80.75	75.00
	五月	83.50	77.25
	六月	85.50	82.25
	七月	84.75	82.00
	八月	88.75	83.50
	九月	97.00	86.50
	十月	100.50	94.50
	十一月	100.00	96.25
	十二月	104.00	98.00
二零零四年：	一月	108.00	101.50
	二月	111.50	102.00

敬啟者：本行定於二零零四年四月二十二日（星期四）下午三時三十分在香港德輔道中八十三號恒生銀行總行二十四樓博愛堂召開股東週年常會，討論下列普通事項：

（一） 省覽截至二零零三年十二月三十一日止年度之賬項及董事會與核數師之報告書；

（二） 選舉董事；

（三） 復聘核數師並授權董事會釐定其酬金；

及於考慮後認為適當時，通過下列議決案（作為特別事項）：

普通議決案

（四） 委任簡善恒先生為本公司之常務董事；

（五） 通過：

(a) 在本議決案(b)段之限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司一切權力以購回本公司股份；

(b) 本公司根據本議決案(a)段之批准，可在香港股份購回守則規限下，在香港聯合交易所有限公司或任何其他香港證券及期貨事務監察委員會及香港聯合交易所有限公司就此認可之證券交易所，購回面值總額不得超過於通過本議決案當日本公司已發行股本面值總額之百分之十，而上述批准須受此相應限制；

(c) 就本議決案而言，「有關期間」乃指本議決案獲通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年常會結束；

(ii) 公司條例規定本公司須舉行下屆股東週年常會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通議決案撤消或修訂本議決案授予本公司董事會權力之日；及

(六) 通過：

(a) 在本議決案(c)段之限制下及依據公司條例第57B條，一般性及無條件批准董事會於有關期間內行使本公司一切權力，以配發、發行及處理本公司股本中之額外股份，以及作出或授予或須行使該權力之建議、協議及購股權；

(b) 本議決案(a)段之批准乃授權本公司董事會在有關期間內作出或授予而或須於有關期間結束後行使該等權力之建議、協議及購股權；

(c) 本公司董事會根據本議決案(a)段之批准所配發或有條件或無條件同意配發(不論是否根據購股權或其他方式進行)之股本面值總額(惟根據(i)配售新股；(ii)本公司發行之認股權證或任何可轉換為本公司股份之證券之條款而行使之購股權或換股權而發行股份；(iii)本公司依據當時所採納以便向本公司及/或其任何附屬公司之高級職員及/或僱員授出或發行股份或可認購本公司股份之購股權計劃或類似安排而發行股份；或(iv)任何按照本公司註冊章程以配發股份代替本公司全部或部份股息而設之以股代息或類似安排而配發之股份則除外)，不得超過於通過本議決案當日本公司已發行股本面值總額之百分之二十；倘配發之新股乃全數收取現金者，則不得超過於通過本議決案當日本公司已發行股本面值總額之百分之五，而上述批准亦須受此相應限制；及

(d) 就本議決案而言：

「有關期間」乃指本議決案獲通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年常會結束；

(ii) 公司條例規定本公司須舉行下屆股東週年常會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通議決案撤消或修訂本議決案授予本公司董事會權力之日；及

「配售新股」乃指本公司於董事會所定期間內按於某一指定紀錄日期名列本公司股東名冊之股份或任何一類股份之持有人當時持有該等股份或任何類別股份之比例向彼等提出股份配售建議(惟本公司董事會有權就零碎股權

或於考慮香港以外之任何地區之法律或當地任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任後，作出其認為必要或權宜之取消權利或其他安排）。

承董事會命

秘書 **馬廣榮** 謹啟

香港 二零零四年三月一日

附註：

(一) 有資格出席上述常會及有投票權之股東，均可委派一位或多位代表出席及代其投票，代表人不必為本行股東。

(二) 恒生銀行董事會已宣佈派發第三次中期股息每股港幣一元八角。本行將於二零零四年三月十七日（星期三），暫停辦理股份過戶登記手續。為確保享有該第三次中期股息，股份過戶文件連同有關股票，必須於二零零四年三月十六日（星期二）下午四時或以前，送達香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室本行股份登記處，香港中央證券登記有限公司，辦理過戶手續。第三次中期股息將於二零零四年三月二十五日（星期四）派發予二零零四年三月十七日（星期三）已在股東名冊內登記之股東。

(三) 委任簡善恒先生為本行之常務董事之建議，乃為補替彭世文先生在獲委任為HSBC North America高級執行副總裁及財務總監後，於二零零三年四月二十三日退任為本行常務董事之空缺。

